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Filed by CF Industries Holdings, Inc.
(Commission File No. 333-157462)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company:
Terra Industries Inc.

Additional Information

        This communication relates to the offer (the "Offer") by CF Industries Holdings, Inc. ("CF Industries") through its direct wholly-owned subsidiary, Composite Acquisition Corporation ("Composite Acquisition"), to exchange each issued and outstanding share of common stock (the "Terra common stock") of Terra Industries Inc. ("Terra") for 0.4235 shares of CF Industries common stock. This communication is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, Terra common stock, nor is it a substitute for the Tender Offer Statement on Schedule TO or the preliminary Prospectus/Offer to Exchange included in the Registration Statement on Form S-4 (including the Letter of Transmittal and related documents and as amended from time to time, the "Exchange Offer Documents") filed by CF Industries and Composite Acquisition with the Securities and Exchange Commission (the "SEC") on February 23, 2009. The Registration Statement has not yet become effective. The Offer is made only through the Exchange Offer Documents. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE DOCUMENTS AND OTHER RELEVANT MATERIALS AS THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

        In connection with the solicitation of proxies for the 2009 annual meeting of stockholders of Terra, CF Industries and its wholly-owned subsidiary CF Composite, Inc. ("CF Composite") filed a revised preliminary proxy statement with the SEC on March 23, 2009 and intend to file a definitive proxy statement. When completed, the definitive proxy statement of CF Industries and CF Composite and accompanying proxy card will be mailed to stockholders of Terra. INVESTORS AND SECURITY HOLDERS OF TERRA ARE URGED TO READ THE PROXY STATEMENT AND OTHER RELEVANT MATERIALS CAREFULLY IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

        Investors and security holders will be able to obtain free copies of any documents filed by CF Industries with the SEC through the web site maintained by the SEC at www.sec.gov. Free copies of any such documents can also be obtained by calling Innisfree M&A Incorporated toll-free at (877) 456-3507.

        CF Industries, CF Composite, their respective directors and executive officers and the individuals nominated by CF Composite for election to Terra's board of directors are participants in the solicitation of proxies from Terra stockholders for Terra's 2009 annual meeting of stockholders. Information regarding such participants and a description of their direct and indirect interests in such solicitation, by securities holdings or otherwise, is contained in the revised preliminary proxy statement filed by CF Industries with the SEC on March 23, 2009. CF Industries and its directors and executive officers will be participants in any solicitation of proxies from Terra stockholders or CF Industries stockholders in respect of the proposed transaction with Terra. Information regarding CF Industries' directors and executive officers is available in its proxy statement for its 2009 annual meeting of stockholders, which was filed with the SEC on March 16, 2009, and a description of their direct and indirect interests in such solicitation, by security holdings or otherwise, will be contained in the proxy statement/prospectus filed in connection with the proposed transaction with Terra.

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        All information in this communication concerning Terra and Agrium Inc., including information relating to their respective businesses, operations and financial results was obtained from public sources. While CF Industries has no knowledge that any such information is inaccurate or incomplete, CF Industries has not verified any of that information.

Safe Harbor Statement

        Certain statements contained in this communication may constitute "forward-looking statements." All statements in this communication, other than those relating to historical information or current condition, are forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. Risks and uncertainties relating to the proposed transaction include: Terra's failure to accept CF Industries' proposal and enter into definitive agreements to effect the transaction; our ability to obtain shareholder, antitrust, regulatory and other approvals on the proposed terms and schedule; uncertainty of the expected financial performance of CF Industries following completion of the proposed transaction; CF Industries' ability to achieve the cost-savings and synergies contemplated by the proposed transaction within the expected time frame; CF Industries' ability to promptly and effectively integrate the businesses of Terra and CF Industries; and disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers. Additional risks and uncertainties include: the relatively expensive and volatile cost of North American natural gas; the cyclical nature of our business and the agricultural sector; changes in global fertilizer supply and demand and its impact on the selling price of our products; the nature of our products as global commodities; intense global competition in the consolidating markets in which we operate; conditions in the U.S. agricultural industry; weather conditions; our inability to accurately predict seasonal demand for our products; the concentration of our sales with certain large customers; the impact of changing market conditions on our forward pricing program; the reliance of our operations on a limited number of key facilities; the significant risks and hazards against which we may not be fully insured; reliance on third party transportation providers; unanticipated adverse consequences related to the expansion of our business; our inability to expand our business, including the significant resources that could be required; potential liabilities and expenditures related to environmental and health and safety laws and regulations; our inability to obtain or maintain required permits and governmental approvals or to meet financial assurance requirements; acts of terrorism; difficulties in securing the supply and delivery of raw materials we use and increases in their costs; losses on our investments in securities; loss of key members of management and professional staff; recent global market and economic conditions, including credit markets; and the other risks and uncertainties included from time to time in our filings with the SEC. Except as required by law, we undertake no obligation to update or revise any forward-looking statements.

*****

        On March 23, 2009, CF Industries Holdings, Inc. filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the Securities and Exchange Commission with respect to the exchange offer commenced by Agrium Inc. A copy of the filing follows:

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
 of the Securities Exchange Act of 1934

CF INDUSTRIES HOLDINGS, INC.
(Name of Subject Company)

CF INDUSTRIES HOLDINGS, INC.
(Name of Person Filing Statement)

Common Stock, $0.01 par value per share
 (Title of Class of Securities)

125269 10 0
 (CUSIP Number of Class of Securities)

Douglas C. Barnard
Vice President, General Counsel, and Secretary
4 Parkway North, Suite 400
Deerfield, IL 60015
(847) 405-2400
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Brian W. Duwe
Richard C. Witzel, Jr.
Skadden, Arps, Slate, Meagher & Flom LLP
333 West Wacker Drive
Chicago, IL 60606
(312) 407-0700

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.    SUBJECT COMPANY INFORMATION.

Name and Address

        The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits attached hereto, this "Statement") relates is CF Industries Holdings, Inc., a Delaware corporation ("CF Holdings" or the "Company"). The Company's principal executive offices are located at 4 Parkway North, Suite 400, Deerfield, Illinois 60015-2590. The Company's telephone number at this address is (847) 405-2400.

Securities

        The title of the class of securities to which this Statement relates is the common stock, par value $0.01 per share, of CF Holdings (the "CF Holdings Common Shares"), including the associated preferred stock purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of July 21, 2005, between CF Holdings and The Bank of New York Mellon Corporation (formerly known as The Bank of New York), as Rights Agent (the "Rights Agreement").

        As of March 11, 2009, there were 48,400,917 CF Holdings Common Shares issued and outstanding, 4,600,653 CF Holdings Common Shares reserved for issuance under CF Holdings' equity compensation plans, and 1,769,052 stock options outstanding to acquire CF Holdings Common Shares.

Item 2.    IDENTITY AND BACKGROUND OF FILING PERSON.

Name and Address

        The name, business address and business telephone of CF Holdings, which is the subject company and the person filing this Statement, are set forth in Item 1 above.

Offer

        This Statement relates to the offer by North Acquisition Co., a Delaware corporation ("Offeror") and wholly-owned subsidiary of Agrium Inc., a corporation governed by the Canada Business Corporations Act ("Agrium"), as disclosed in the Tender Offer Statement on Schedule TO, dated March 16, 2009 (as amended and supplemented from time to time, the "Schedule TO"), and filed with the Securities and Exchange Commission (the "SEC") on March 16, 2009, to exchange each outstanding CF Holdings Common Share for one of the following (the "Exchange Consideration"):

  •
  1.0 common share of Agrium, no par value ("Agrium Common Share"), and $31.70 in cash, without interest (the "Mixed Consideration"); or

  •
  1.7866 Agrium Common Shares (subject to proration as described below) (the "Stock Consideration"); or

  •
  $72.00 in cash, without interest (subject to proration as described below) (the "Cash Consideration");

upon the terms and conditions set forth in (i) the Preliminary Prospectus/Offer to Exchange, dated March 16, 2009 (the "Prospectus"), which is contained in the Registration Statement on Form F-4 (the "Registration Statement") filed with the SEC on March 16, 2009, and (ii) the related Letter of Transmittal (which, together with the Prospectus and any amendments or supplements thereto, constitute the "Offer").

        Agrium states in the Prospectus that the aggregate cash consideration to be paid by Agrium in the Offer and the Proposed Merger (as defined below) will not exceed approximately $1.6 billion, and the aggregate stock consideration to be paid by Agrium in the Offer and the Proposed Merger will not exceed approximately 50.2 million Agrium Common Shares. Any CF Holdings Common Shares tendered with respect to which a Mixed Consideration election is made will not be subject to proration; however, holders of CF Holdings Common Shares electing the Cash Consideration or the Stock Consideration may receive a different form of consideration from that selected. Holders of CF Holdings Common Shares electing either the Cash Consideration or the Stock Consideration will be subject to proration such that not more than 44% of the CF Holdings Common Shares tendered in the Offer can be exchanged for cash and not more than 56% of the CF Holdings Common Shares tendered in the Offer can be exchanged for Agrium Common Shares. In addition, holders of CF Holdings Common Shares who otherwise would be entitled to receive a fractional Agrium Common Share will instead receive cash in lieu of any fractional Agrium Common Share such holder may have otherwise been entitled to receive.

        The purpose of the Offer as stated by Agrium in the Prospectus is to acquire control of, and ultimately the entire equity interest in, CF Holdings. Agrium has also indicated that it intends, as soon as practicable after consummation of the Offer, to seek to effect the merger of Offeror with and into CF Holdings (the "Proposed Merger"). According to the Prospectus, at the effective time of the Proposed Merger, each CF Holdings Common Share then outstanding will be converted into the right to receive, at the election of the holder of such CF Holdings Common Share, the Mixed Consideration, the Stock Consideration or the Cash Consideration subject, in the case of a Cash Consideration election or a Stock Consideration election, to the proration procedures applicable with respect to the Offer, such that not more than 44% of the issued and outstanding CF Holdings Common Shares immediately prior to the effective time of the Proposed Merger can be converted into the right to receive cash with the balance paid in Agrium Common Shares. For further details regarding the Proposed Merger, please see "Item 8. Additional Information—Proposed Merger."

        The Prospectus states that the principal executive offices of Agrium are located at 13131 Lake Fraser Drive S.E., Calgary, Alberta, T2J 7E8 Canada and the principal executive offices of Offeror are located at 4582 South Ulster Street, Suite 1700, c/o Agrium U.S. Inc., Denver, Colorado 80237.

        According to the Prospectus, Agrium's obligation to accept for exchange or exchange any CF Holdings Common Shares pursuant to the Offer is subject to the following conditions:

  •
  the "Merger Agreement Condition"—CF Holdings shall have entered into a definitive merger agreement with Agrium with respect to the Proposed Merger, which terms and conditions will be fully satisfactory to Agrium and shall provide, among other things, that: (i) the board of directors of CF Holdings (the "Board") has approved the Offer and the Proposed Merger and (ii) the Board has removed any other impediment to the consummation of the Offer and the Proposed Merger;

  •
  the "Terra Condition"—CF Holdings' proposal to acquire Terra Industries Inc. ("Terra") shall have been withdrawn or terminated without any shares of Terra having been purchased or agreed to have been purchased by CF Holdings pursuant to such proposal or otherwise;

  •
  the "Minimum Condition"—there shall have been validly tendered and not withdrawn prior to the expiration of the Offer, as it may be extended from time to time, that number of CF Holdings Common Shares which, when added to any CF Holdings Common Shares already owned by Agrium or Offeror, represents a majority of the total number of outstanding CF Holdings Common Shares on a fully diluted basis (assuming the conversion or exercise of all stock options, other derivative securities or other rights to acquire CF Holdings Common Shares regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof) at the time of the expiration of the Offer;

  •
  the "Rights Condition"—the Board shall have redeemed the Rights, or Agrium shall be satisfied in its sole discretion that such Rights have been invalidated or are otherwise inapplicable to the Offer and the Proposed Merger;

  •
  the "Section 203 Condition"—Agrium shall be satisfied in its sole discretion that the restrictions on "Business Combinations" with an "Interested Stockholder" set forth in Section 203 of the General Corporation Law of the State of Delaware (the "DGCL") are inapplicable to the Offer and the Proposed Merger or any other business combination involving Agrium or any of its subsidiaries and CF Holdings;

  •
  the "Regulatory Condition"—any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), shall have expired or been terminated; the Commissioner of Competition (the "Commissioner") appointed under the Competition Act (Canada) (the "Competition Act") shall have (A) issued an advance ruling certificate or (B)(i) the applicable waiting period shall have expired or been earlier terminated or waived and (ii) a "no-action" letter on terms acceptable to Agrium shall have been obtained; if the Offer is subject to pre-merger notification under the Canada Transportation Act, the transaction shall have been cleared by the Canadian Minister of Transport or the Governor in Council; and any other requisite clearances and/or approvals under any other federal, state or foreign antitrust, competition or other regulatory law shall have been obtained;

  •
  the "Due Diligence Condition"—Agrium shall have completed to its satisfaction confirmatory due diligence regarding CF Holdings non-public information with respect to CF Holdings business, assets and liabilities and shall have concluded, in its reasonable judgment, that there are no material adverse facts or developments concerning or affecting CF Holdings business, assets and liabilities that have not been publicly disclosed prior to the commencement of the Offer;

  •
  the "Material Adverse Change Condition"—there shall not have been any material adverse change to CF Holdings or its business at any time on or after the date of the Prospectus and prior to the expiration of the Offer;

  •
  the "Shareholder Approval Condition"—the shareholders of Agrium shall have approved the issuance of Agrium Common Shares pursuant to the Offer and the Proposed Merger, if such approval is required by the Toronto Stock Exchange (the "TSX");

  •
  the "Conduct of Business Condition"—each of CF Holdings and its subsidiaries shall have carried on their respective businesses in the ordinary course consistent with past practice at any time on or after the date of the Prospectus and prior to the expiration of the Offer;

  •
  the "Registration Statement Condition"—the registration statement of which the Prospectus is a part shall have become effective under the Securities Act of 1933, as amended, and no stop order or proceeding seeking a stop order shall have been issued and no other proceeding shall have been instituted or threatened by the SEC; and

  •
  the "Listing Condition"—the Agrium Common Shares to be issued pursuant to the Offer shall have been approved for listing on the TSX and authorized for listing on the New York Stock Exchange (the "NYSE"), subject to official notice of issuance.

        The Prospectus also states that the conditions described above are for the sole benefit of Agrium, Offeror and their affiliates and may be asserted by Agrium and Offeror in their reasonable discretion or, other than certain limited conditions, may be waived by Agrium and Offeror in their reasonable discretion in whole or in part at any time or from time to time on or prior to the expiration of the Offer.

ITEM 3.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        Except as described in this Statement or in the excerpts from CF Holdings' Definitive Proxy Statement on Schedule 14A, dated and filed with the SEC on March 16, 2009 (the "2009 Proxy

Statement"), relating to the CF Holdings 2009 Annual Meeting of Stockholders, which excerpts are filed as Exhibit (e)(1) to this Statement and incorporated herein by reference, or as otherwise incorporated herein by reference, to the knowledge of CF Holdings, as of the date of this Statement, there are no material agreements, arrangements, or understandings, nor any actual or potential conflicts of interest between CF Holdings or any of its affiliates, on the one hand, and (i) CF Holdings or any of its executive officers, directors or affiliates, or (ii) Agrium, Offeror or any of their respective executive officers, directors or affiliates, on the other hand. Exhibit (e)(1) includes the following sections of the 2009 Proxy Statement: "Common Stock Ownership—Common Stock Ownership of Directors and Management," "Executive Compensation," "Director Compensation" and "Certain Relationships and Related Transactions."

        Any information incorporated herein by reference shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

Relationship with CF Holdings

        John D. Johnson, the president and chief executive officer of CHS Inc. ("CHS"), and William Davisson, the chief executive officer of GROWMARK, Inc. ("GROWMARK"), are members of the Board. As more fully described in Exhibit (e)(1) to this Statement and incorporated herein by reference, each of CHS and GROWMARK purchase substantial quantities of fertilizers from CF Industries, Inc., a wholly-owned subsidiary of CF Holdings ("CF Industries"). The agreements between CF Industries and each of CHS and GROWMARK are filed as Exhibit (e)(12) and Exhibit (e)(13), respectively, to this Statement.

Relationship with Agrium

        According to the Prospectus, as of March 16, 2009, (i) Agrium owns 1,241,849 CF Holdings Common Shares, which represents approximately 2.57% of the outstanding CF Holdings Common Shares, and (ii) Angela S. Lekatsas, Vice President, Corporate Controller & Chief Risk Officer of Agrium and Kevin R. Helash, Vice President, Marketing & Distribution of Agrium beneficially own 50 and 250 CF Holdings Common Shares, respectively, which each represent less than 1% of the outstanding CF Holdings Common Shares.

        Agrium and its subsidiaries purchased approximately $71.4 million and $89.7 million in fertilizer products from CF Holdings in 2007 and 2008, respectively.

Consideration Payable Pursuant to the Offer and Proposed Merger

        If CF Holdings' directors and executive officers set forth on Annex A hereto were to tender any CF Holdings Common Shares they own pursuant to the Offer, they would receive Agrium Common Shares and cash for the same Exchange Consideration and on the same terms and conditions as CF Holdings' other stockholders. As of March 11, 2009, CF Holdings' directors and executive officers set forth on Annex A hereto beneficially owned an aggregate of 150,215 CF Holdings Common Shares (excluding notional shares held in CF Holdings' Supplemental Benefit and Deferral Plan and any CF Holdings Common Shares issuable to CF Holdings' executive officers pursuant to options to purchase CF Holdings Common Shares or CF Holdings Common Shares that are subject to unvested restricted stock awards). If such directors and executive officers were to tender all of such CF Holdings Common Shares pursuant to the Offer and each CF Holdings Common Share was exchanged for the Mixed Consideration, such directors and executive officers would receive an aggregate of 150,215 Agrium Common Shares and approximately $4.8 million. Conversion of 2,499 notional shares held by executive officers in CF Holdings' Supplemental Benefit and Deferral Plan to reflect the Mixed Consideration would result in the accounts of those executives under the Supplemental Benefit and

Deferral Plan being credited with an aggregate of 2,499 Agrium Common Shares and approximately $79,200.

        As of March 11, 2009, CF Holdings' directors and executive officers set forth on Annex A hereto held an aggregate of 120,008 shares of restricted stock and 204,606 options to purchase CF Holdings Common Shares, with 145,643 of such options having an exercise price of less than $72.00 (the "in-the-money options"), that have not yet vested. Immediately upon a change of control of CF Holdings, such as would occur if the Offer is consummated, all such shares of restricted stock and options to purchase CF Holdings Common Shares held by CF Holdings' executive officers would immediately vest. In addition, as of March 11, 2009, CF Holdings' executive officers held 1,185,434 vested options to purchase CF Holdings Common Shares, with 1,184,167 of such options being in-the-money options. If all CF Holdings Common Shares subject to outstanding in-the-money options (regardless of their current vesting status) and restricted stock awards held by CF Holdings' directors and executive officers were exchanged for the Mixed Consideration, such directors and executive officers would receive an aggregate of 1,449,818 Agrium Common Shares and approximately $46.0 million. The aggregate amount of the exercise price which would have to be paid in order to exercise such options (which would be required in order to exchange the underlying CF Holdings Common Shares) would be $24.8 million.

Potential Severance and Change in Control Benefits

        CF Holdings has previously entered into change in control severance agreements with each of its executive officers as described below and more fully described in Exhibit (e)(1) to this Statement and incorporated herein by reference. Although Exhibit (e)(1) to this Statement describes the severance agreements entered into with the executive officers named in the compensation disclosure portion of the 2009 Proxy Statement, substantially identical severance agreements have been entered into with all of CF Holdings' executive officers.

        Under the terms of these agreements, executive officers are entitled to receive certain payments and benefits from CF Holdings upon a qualifying termination, specifically if CF Holdings terminates the officer's employment without "cause" or if the officer resigns because of "good reason" ("cause" and "good reason" as defined in such change in control severance agreements), in either case within the period of twenty-four (24) months following a change in control. The Offer, if consummated, would constitute a "change in control" for purposes of each of the change in control severance agreements.

        Following a qualifying termination, the change in control severance agreements provide for (i) a lump sum payment to the applicable executive officer equal to two (2) times (or, in the case of Mr. Stephen R. Wilson, Chairman, President and Chief Executive Officer of CF Holdings, three (3) times) the sum of the officer's base salary and target annual incentive payment; (ii) welfare benefit continuation for a period of two (2) years (or, in the case of Mr. Wilson, three (3) years) and outplacement services for a period of up to two (2) years; and (iii) a pro-rata annual incentive payment for the year of termination, assuming target levels of performance or, if higher, actual year-to-date performance. In addition, if the applicable executive officer is otherwise eligible to participate in CF Holdings' Retirement Income Plan, the officer will receive a cash payment equal to the actuarial value of two (2) additional years (or, in the case of Mr. Wilson, three (3) additional years) of age and service credit under the plan and will be credited with two (2) additional years (or, in the case of Mr. Wilson, three (3) additional years) of age and service credit under CF Holdings' Supplemental Benefit and Deferral Plan. If the applicable executive officer is not fully vested in his benefits under these plans, the officer will also receive a cash payment equal to his unvested benefits.

        The executive officer will also receive a cash payment equal to the contributions that CF Holdings would have made on the officer's behalf for a period of two (2) years (or, in the case of Mr. Wilson, three (3) years) under CF Holdings' Thrift Savings Plan and the related amounts that CF Holdings would have credited to his account balance under CF Holdings' Supplemental Benefit and Deferral Plan. If the applicable executive officer is not fully vested in his benefits under these plans, he will also receive a cash payment equal to his unvested benefits.

        The change in control agreements further provide that, if any of the payments to the executive officer become subject to the "golden parachute" excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended, the executive officer will be entitled to receive an additional gross-up payment such that, after payment by the officer of all taxes, including any excise tax imposed upon the gross-up payment, the officer will receive the net after-tax benefit that he would have received had the excise tax not been imposed.

        The above summary and description of CF Holdings' change in control severance agreements is qualified in its entirety by reference to the change in control severance agreements filed as Exhibits (e)(2) through (e)(10) to this Statement.

Director Compensation

        As more fully described in Exhibit (e)(1) to this Statement and incorporated herein by reference, under CF Holdings' director compensation policy, each non-employee director receives an annual cash retainer of $40,000, payable in advance on the date of each annual meeting of the stockholders. The chairman of the audit committee and the lead independent director also receive an additional annual cash retainer of $10,000 each, which is paid in the same manner. Each non-employee director receives an annual restricted stock grant with a fair market value of $65,000 on the date of each annual meeting of the stockholders. Assuming continuing service as a non-employee director, all shares of restricted stock will vest on the earlier of (x) the date of the first annual meeting of the stockholders following the date of grant or (y) the first anniversary of the date of grant. As noted above, all such restricted stock grants would immediately vest if the Offer is consummated. Each director receives $1,500 for each Board meeting attended in person (or $500 per meeting for participation via conference call). Each Board committee member receives $1,250 for each committee meeting attended in person (or $425 per meeting for participation via conference call).

Indemnification of Directors and Officers

        Section 102(b)(7) of the DGCL allows a corporation to eliminate the personal liability of directors to a corporation or its stockholders for monetary damages for a breach of a fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase or redemption in violation of the DGCL or obtained an improper personal benefit.

        Section 145 of the DGCL empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. A Delaware corporation may indemnify directors, officers, employees and other agents of such corporation in an action by or in the right of a corporation under the same conditions against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense and settlement of such action or suit, except that no indemnification is permitted without judicial approval if the person to be indemnified has been adjudged to be liable to the corporation. Where a present or former director or officer of the corporation is successful on the merits or otherwise in the defense of any action, suit or proceeding referred to above or in defense of any claim, issue or matter therein, the corporation must indemnify such person against the expenses (including attorneys' fees) which he or she actually and reasonably incurred in connection therewith.

        Section 174 of the DGCL provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered into the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

        CF Holdings' certificate of incorporation contains provisions that provide for indemnification of officers and directors and their heirs and representatives to the full extent permitted by, and in the manner permissible under, the DGCL. As permitted by Section 102(b)(7) of the DGCL, CF Holdings' certificate of incorporation contains a provision eliminating the personal liability of a director to CF Holdings or its stockholders for monetary damages for breach of fiduciary duty as a director, subject to some exceptions. CF Holdings maintains, at its expense, a policy of insurance which insures its directors and officers, subject to exclusions and deductions as are usual in these kinds of insurance policies, against specified liabilities which may be incurred in those capacities.

        CF Holdings has also entered into indemnification agreements with its directors and executive officers. These agreements require CF Holdings to indemnify its directors and executive officers to the fullest extent permitted by the DGCL. These indemnification agreements also require CF Holdings to advance any expenses incurred by the Board members and officers as a result of any proceeding against them as to which they could be indemnified. This description of the indemnification agreements entered into between CF Holdings and each of its directors and officers is qualified in its entirety by reference to the form of indemnification agreement filed as Exhibit (e)(11) to this Statement and incorporated herein by reference.

ITEM 4.    THE SOLICITATION OR RECOMMENDATION.

        Following thorough deliberations and a careful review of all aspects of the Agrium Offer with management and its legal and financial advisors, the Board, at a meeting held on March 22, 2009, concluded that the Offer is grossly inadequate, substantially undervalues CF Holdings and is not in the best interests of CF Holdings and its stockholders.

THE BOARD RECOMMENDS THAT CF HOLDINGS STOCKHOLDERS REJECT THE OFFER AND NOT TENDER THEIR CF HOLDINGS COMMON SHARES PURSUANT TO THE OFFER.

        If you have already tendered your CF Holdings Common Shares, you can withdraw them. For assistance in withdrawing your CF Holdings Common Shares, you can contact your broker or CF Holdings' information agent, Innisfree M&A Incorporated ("Innisfree"), at the address, phone number and email address below.

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, New York 10022
Stockholders may call toll-free: 877-456-3507
Banks and brokers may call collect: 212-750-5833

        A letter to CF Holdings' stockholders communicating the Board's recommendation is filed as Exhibit (a)(2) to this Statement and is hereby incorporated by reference herein.

Background of the Offer

        On January 15, 2009, Mr. Stephen R. Wilson delivered a letter to Mr. Michael L. Bennett, President and Chief Executive Officer of Terra, containing a proposal for a business combination transaction between CF Holdings and Terra under which CF Holdings would acquire all of the outstanding shares of Terra common stock at a fixed exchange ratio of 0.4235 CF Holdings Common Shares for each share of Terra common stock, subject to the negotiation of a definitive merger agreement, receipt of necessary approvals and limited confirmatory due diligence. Also on January 15, 2009, CF Holdings publicly released the terms of the proposal to Terra.

        On January 28, 2009, Mr. Bennett delivered a letter to Mr. Stephen Wilson containing a statement that the board of directors of Terra had declined to accept CF Holdings' proposal.

        On the evening of January 28, 2009, CF Holdings issued a press release reiterating its commitment to CF Holdings' proposal to acquire all of the outstanding shares of Terra common stock.

        On the evening of February 3, 2009, CF Holdings delivered a notice to Terra, in accordance with Terra's bylaws, nominating three individuals for election as Terra directors at Terra's 2009 annual meeting of stockholders. Also on February 3, 2009, CF Holdings issued a press release in connection with such notice and announced its intention to commence an exchange offer for all of the outstanding shares of Terra common stock.

        On February 23, 2009, CF Holdings and a wholly-owned subsidiary of CF Holdings commenced an offer to exchange each outstanding share of common stock of Terra for 0.4235 CF Holdings Common Shares.

        On the morning of February 25, 2009, the Board received a letter from Mr. Michael M. Wilson, President and Chief Executive Officer of Agrium, containing a non-binding proposal by Agrium to acquire each outstanding CF Holdings Common Share for one Agrium Common Share and $31.70 in cash. The text of the letter is set forth below:

  Board of Directors
  CF Industries Holdings, Inc.
  4 Parkway North
  Suite 400
  Deerfield, Illinois 60015-2590

  Attention: Stephen R. Wilson, Chairman, President, and Chief Executive Officer

  Dear Members of the Board:

  On behalf of the board of directors of Agrium Inc. ("Agrium"), I am writing to submit for your consideration a proposal to acquire CF Industries Holdings, Inc. ("CF") in a transaction that will create significantly more value for your stockholders than your proposal to acquire Terra Industries Inc. ("Terra").

  Under the terms of our cash-and-stock proposal, Agrium would acquire 100% of the outstanding capital stock of CF (the "Proposed Transaction") at a per share value of US$72.00 based on Agrium's current share price. Our offer price represents a premium of 30% over CF's closing price of $55.58 on February 24, 2009, the day before we announced our proposal, a premium of 42% over the 30-day volume-weighted average share price of CF and a premium of 52% over CF's closing price of $47.23 on January 15, 2009, immediately prior to CF's announced proposal to acquire Terra. Under the terms of the Proposed Transaction, stockholders of CF would be entitled to receive one Agrium common share and $31.70 in cash for each CF share. Of the approximately $3.6 billion of total consideration, 56% would be in Agrium common shares and 44% would be in cash.

  As you know, our two companies had serious discussions regarding a combination prior to CF's initial public offering in 2005. Since that time, we have closely followed CF and believe that the strategic and business logic of a combination, which was compelling then, is even stronger now. We have the highest regard for CF and its employees and believe that our companies, which share highly compatible cultures and operating philosophies, exhibit complementary strengths both geographically and in terms of our product mix.

  We believe the Proposed Transaction represents full and fair value for CF's stockholders. By offering a combination of cash and Agrium common shares at a substantial premium, and by offering your stockholders the ability to elect which form of consideration they would prefer to receive (subject to the overall limits of cash and shares comprising the aggregate consideration), the Proposed Transaction presents your stockholders with a unique opportunity for significant long-term value while providing liquidity for those of your stockholders wishing to sell their shares at an extremely attractive price.

  The Proposed Transaction will create a leading global producer of agricultural inputs with the broadest product offering in the industry. Together, we can combine our respective world-class distribution networks, knowledgeable and experienced employees and first-rate production capabilities to more efficiently and effectively serve the increasingly competitive global agribusiness industry. We anticipate annual operating synergies from the combination will be approximately $150 million, substantially in excess of those contemplated in CF's proposal to acquire Terra, and your stockholders will share in the value of those synergies through their continued ownership of the combined company.

  We share your view of the benefits of creating a stronger North American-based global player that can more effectively compete on the world stage. We think it is readily apparent that the benefits you highlight with respect to a CF–Terra combination are even more compelling in a CF–Agrium combination. Through the successful execution of our growth strategy, Agrium has become a global enterprise that spans the entire agricultural value chain. A combination with Agrium would create a company with a substantially larger global footprint with a combined crop nutrient production capacity of about 17 million tonnes and touching over 20 million tonnes of crop nutrients through our wholesale, retail, and advanced technologies businesses. Our balanced portfolio of nitrogen, phosphate and potash production and distribution, coupled with our more predictable retail and advanced technologies businesses provide for a more stable company, better able to navigate the volatility of commodity cycles. Furthermore, we have a proven track record of accretive acquisitions and successful integrations.

  We have thoroughly analyzed a combination of Agrium and CF and are confident such a transaction can be completed expeditiously. We have sufficient cash resources and fully underwritten financing commitments from Royal Bank of Canada and The Bank of Nova Scotia to fund the Proposed Transaction; accordingly, our proposal is not subject to any financing condition.

  Our proposal is conditioned on (i) CF's termination of its bid for Terra, (ii) negotiation of a definitive merger agreement between Agrium and CF, (iii) receipt of the necessary CF board and stockholder approvals, (iv) receipt of necessary regulatory approvals, (v) the absence of any material adverse changes to CF or its business and the continued operation of CF in the ordinary course of business and (vi) the opportunity to conduct limited confirmatory due diligence.

  While we would have preferred to approach you privately, we concluded that given your recent unsolicited proposal to acquire Terra, it was imperative to act now to ensure that CF stockholders have an opportunity to consider our proposal—one that is clearly a superior alternative—prior to you reaching any agreement with Terra.

  We firmly believe that our Proposed Transaction is an exceptional opportunity for our two companies and our respective stockholders, employees, customers, suppliers and the communities in which we each do business. My leadership team and I are available to meet with you, your management team and your board at any time to discuss the terms and merits of the Proposed Transaction.

  This letter is not intended to create or constitute any legally binding obligation, liability or commitment by us regarding the Proposed Transaction and there will be no legally binding contract or agreement between us unless and until a definitive agreement is executed.

  We look forward to hearing from you.

  Sincerely yours,

  Michael M. Wilson
  President and Chief Executive Officer
  Agrium Inc.

        That same morning, Agrium issued a press release containing its proposal to acquire CF Holdings and a copy of the text of the above letter.

        Later in the morning of February 25, 2009, the Board held a meeting by teleconference, together with management and representatives of its legal advisor Skadden, Arps, Slate, Meagher & Flom LLP ("Skadden Arps") and its financial advisors Morgan Stanley & Co. Incorporated ("Morgan Stanley") and Rothschild Inc. ("Rothschild"), to discuss Agrium's proposal and the process for the Board's further evaluation and response. CF Holdings then announced that its Board intended to evaluate Agrium's proposal carefully in the context of its strategic plans to create shareholder value, including CF Holdings offer to acquire Terra, and to make its determination regarding Agrium's proposal in due course.

        On March 5, 2009, Terra filed a Solicitation/Recommendation Statement on Schedule 14D-9 (the "Terra 14D-9") with the SEC, reporting that Terra's board of directors had determined to recommend that Terra's stockholders reject CF Holdings' exchange offer and not tender their shares of Terra common stock to CF Holdings.

        On March 6, 2009, the Board held a meeting, together with management and representatives of its legal advisor Skadden Arps and its financial advisors Morgan Stanley and Rothschild, to review and analyze the Agrium proposal and related strategic and financial considerations, including the impact of the proposal on CF Holdings' ongoing strategic initiative for a business combination with Terra. At this meeting, a representative of Skadden Arps also reviewed with the Board the fiduciary duties of a board of directors in connection with the receipt of such a proposal. As discussed in Item 3 of this Statement in the section entitled "Relationship with CF Holdings," John D. Johnson, the president and chief executive officer of CHS, and William Davisson, the chief executive officer of GROWMARK, are members of the Board. CHS and GROWMARK are each large wholesale customers of CF Holdings that compete with Agrium. Mr. Johnson and Mr. Davisson recused themselves from voting on Agrium's proposal at the Board's meeting on March 6, 2009, but each communicated to the Board his view that Agrium's proposal was not in the best interest of CF Holdings or its stockholders. Mr. Johnson and Mr. Davisson also communicated to the Board their views on the potential adverse consequences to CF Holdings and its customers, including CHS and GROWMARK, if Agrium's proposal was consummated. Following lengthy deliberations and a careful review of all aspects of the Agrium proposal with management and its legal and financial advisors, the Board concluded that the Agrium proposal was grossly inadequate, substantially undervalued CF Holdings and was not in the best interests of CF Holdings and its stockholders. In addition, the Board reaffirmed its intent to continue to pursue a business combination with Terra.

        On the morning of March 9, 2009, Mr. Stephen Wilson sent a letter to the board of directors of Agrium rejecting the Agrium proposal. The text of the letter is set forth below:

  March 9, 2009

  Board of Directors
  Agrium Inc.
  13131 Lake Fraser Drive SE
  Calgary, AB T2J 7E8

  Attention:
  Frank W. Proto, Board Chair
  Michael M. Wilson, President and Chief Executive Officer

  Dear Members of the Board:

  The Board of Directors of CF Industries Holdings, Inc. has rejected Agrium's acquisition proposal. The Agrium proposal is grossly inadequate and not in the best interests of CF Industries stockholders. Agrium's proposal is opportunistic, as your CEO himself has acknowledged in his public statements. CF Industries also believes that Agrium's proposal is a transparent attempt to interfere with CF Industries' proposed business combination with Terra.

  The CF Industries Holdings, Inc. Board of Directors also has reaffirmed its intent to continue to pursue a business combination with Terra Industries, which CF Industries is confident will be supported by our stockholders and by Terra's stockholders.

  Very truly yours,

  Stephen R. Wilson
  Chairman, President and Chief Executive Officer
  CF Industries Holdings, Inc.

        Also on the morning of March 9, 2009, Mr. Stephen Wilson sent a letter to the board of directors of Terra reaffirming CF Holdings' commitment to the proposed business combination with Terra and addressing certain issues raised by Terra in the Terra 14D-9. The letter to Terra indicated that CF Holdings would be prepared to enter into a negotiated merger agreement with Terra at an exchange ratio based on $27.50 per share of Terra common stock, with an exchange ratio of not less than 0.4129 CF Holdings Common Shares and not more than 0.4539 CF Holdings Common Shares per share of Terra common stock. In addition, the letter indicated that CF Holdings would be prepared to enter into a negotiated merger agreement with Terra under which CF Holdings would issue to Terra stockholders shares of participating preferred stock that would trade at parity with CF Holdings Common Shares. Issuance of such preferred stock would not require a vote of CF Holdings' stockholders under the rules of the NYSE.

        In addition, on the morning of March 9, 2009, CF Holdings issued a press release regarding its decision to reject the Agrium proposal and reiterating CF Holdings' commitment to the proposed business combination with Terra.

        On March 11, 2009, Mr. Stephen Wilson received a letter from the board of directors of Terra indicating that the Terra board had rejected the proposal set forth in Mr. Wilson's letter of March 9, 2009.

        On March 12, 2009, CF Holdings filed a preliminary proxy statement with the SEC in respect of soliciting proxies to vote in favor of the election of CF Holdings' nominees at Terra's 2009 annual meeting of stockholders.

        On March 16, 2009, Agrium and Offeror commenced the Offer by filing the Schedule TO and the Registration Statement with the SEC.

        On March 22, 2009, the Board held a meeting, together with management and representatives of its legal advisor Skadden Arps and its financial advisors Morgan Stanley and Rothschild, to review and analyze the Agrium Offer, including the impact of the proposal on CF Holdings' proposed strategic business combination with Terra. Mr. Johnson and Mr. Davisson recused themselves from voting on the Agrium Offer and the recommendation to CF Holdings' stockholders at the Board meeting, but again each communicated to the Board his view that the Agrium Offer was not in the best interest of CF Holdings or its stockholders. Following thorough deliberations and a careful review of all aspects of the Agrium Offer with management and its legal and financial advisors, the Board concluded that the Offer is grossly inadequate, substantially undervalues CF Holdings and is not in the best interests of CF Holdings and its stockholders. Accordingly, the Board determined to recommend that CF Holdings' stockholders reject the Offer and not tender their CF Holdings Common Shares in the Offer, and approved the filing of this Statement. In addition, the Board reaffirmed its intent to continue to pursue a business combination with Terra, and authorized Mr. Stephen R. Wilson to send a letter to the board of directors of Terra on March 23, 2009, reaffirming CF Holdings' commitment to the proposed business combination and indicating that CF Holdings would be prepared to enter into a negotiated merger agreement with Terra, structured as outlined in Mr. Wilson's letter to Terra dated March 9, 2009, with an exchange ratio based on $30.50 for each share of Terra common stock, the exchange ratio to be not less than 0.4129 CF Holdings Common Shares and not more than 0.4539 CF Holdings Common Shares per share of Terra common stock.

Reasons for Recommendation

        The Offer is based on the same economic terms as the proposal submitted by Agrium to CF Holdings on February 25, 2009, which the Board, following lengthy deliberations and a careful review of all aspects of the proposal with management and its legal and financial advisors, concluded was grossly inadequate, substantially undervalued CF Holdings and was not in the best interests of CF Holdings and its stockholders.

        In reaching its determination to reject Agrium's proposal of February 25, 2009 and the Offer, and in making the recommendation set forth above, the Board consulted with the management of CF Holdings and its financial and legal advisors and took into account numerous factors, including the following:

•      The Offer is grossly inadequate and substantially undervalues CF Holdings

        The Offer premium is inadequate.    The Offer results in virtually no economic premium to CF Holdings stockholders and, accordingly, does not reflect an adequate premium for control of CF Holdings. The Board believes that the Offer represents a particularly inadequate premium when measured against recent historical periods prior to the initial announcement of Agrium's proposal on the morning of February 25, 2009.

Implied Premium—Implied Historical Value of Offer/Historical CF Share Price(1)

Source	FactSet
Note:	(1) Chart compares the implied value of Agrium's Offer (i.e. 1 share of Agrium common stock plus $31.70 in cash per CF share) to CF's closing market price over time

As demonstrated by the chart above, based on daily closing prices of Agrium Common Shares and CF Holdings Common Shares, the implied value of the Offer represented a premium of 1.8% during the one-year period prior to February 25, 2009.

        The timing of the Offer is opportunistic.    The opportunistic timing of the Offer takes advantage of the recent decline in share prices across the fertilizer sector and global equity markets, inflating the premium described by Agrium in the Prospectus. Agrium's CEO has publicly acknowledged that Agrium is attempting to buy CF Holdings at a low valuation multiple, at a low point in the fertilizer cycle and at a low point in the stock markets. For example:

  •
  "I have been in commodities all my life. You build nutrients at certain points, and you counter-cyclically invest at other points. And this is the right time for us to be buying those nitrogen assets." Mr. Michael Wilson, Agrium investor/analyst conference call, February 25, 2009.

  •
  "Then if you look at the multiple, post-synergies we think this is a very attractive multiple." Mr. Michael Wilson, Agrium investor/analyst conference call, February 25, 2009.

  •
  "When you look at the opportunity, it's the right time. Everybody's in the dumps today and it's the right time to be buying these kinds of assets." Mr. Michael Wilson, Saskatoon StarPhoenix, February 26, 2009.

        In addition, the high premiums in recent transactions involving cash reflect the premiums required to cash-out investors at this low point in the economic cycle. Since mid-September 2008, premiums in all-cash transactions in the U.S. with a value greater than $1 billion (excluding distressed company transactions) have averaged approximately 88%.

        The Board was also mindful of the fact that this is not the first time Agrium has proposed to acquire CF Holdings for an inadequate price. In 2005, prior to the initial public offering of CF Holdings (the "IPO"), Agrium made a proposal to acquire CF Industries, Inc. ("CF Industries"), the predecessor to CF Holdings. After substantial due diligence and discussions, Agrium was unwilling to offer a price for CF Industries that reflected what the board and management of CF Industries believed was adequate. CF Industries pursued the alternative strategy of an initial public offering, at an aggregate offering price approximately 60% higher than the price Agrium had proposed to acquire CF Industries.

        The cash-and-stock nature of the Offer consideration is disadvantageous to CF Holdings stockholders.    The Offer includes a substantial cash component with approximately 44% of the total consideration payable in cash. As a result, if the Agrium transaction was completed, CF Holdings stockholders would be unable to participate in any recovery of the fertilizer sector or the global equity markets to the extent of the cash consideration. In addition, the substantial cash component prevents CF Holdings stockholders from fully participating in the realization of any synergies resulting from the consummation of the transaction. Agrium has also elected to structure the Offer and the Proposed Merger as a fully taxable transaction, which eliminates the ability of CF Holdings stockholders, even stockholders that elect and receive 100% of the consideration payable in the Offer or Proposed Merger in Agrium Common Shares, to determine when to recognize a gain or loss on their CF Holdings Common Shares.

        The cash component of the Offer consideration is being effectively funded by CF Holdings and thus represents no net increase in value to CF Holdings stockholders.    At December 31, 2008, CF Holdings had cash and equivalents of approximately $625 million and only $4 million of debt. Based on Agrium's debt multiple pro forma for a combination with CF Holdings, CF Holdings has existing debt capacity of approximately $900 million (based on 1.5x median analyst expectations for CF Holdings 2009 EBITDA). The resulting cash plus debt capacity of $1.5 billion is equivalent to more than $30 per CF Holdings Common Share. Accordingly, CF Holdings stockholders receive virtually no additional cash value from this transaction and are effectively being asked to exchange one CF Holdings Common Share for one Agrium Common Share that has consistently underperformed CF Holdings Common Shares in the market.

        The Offer does not properly value CF Holdings.    The Board believes that the Offer does not fully reflect the intrinsic value of CF Holdings. The Board carefully reviewed and analyzed all financial, strategic, legal and other aspects of the Offer with management and its legal and financial advisors and concluded that the Offer is grossly inadequate, substantially undervalues CF Holdings and is not in the best interests of CF Holdings and its stockholders. In connection with this analysis, among other things, Morgan Stanley and Rothschild both advised the Board that Agrium could pay in excess of $100 per CF Holdings Common Share in the transaction and the transaction would still be accretive to Agrium on a cash earnings per share basis, based on the $150 million of annual synergies that Agrium asserts are available to the combined company. In making its determination, the Board took into account the opinions of each of Morgan Stanley and Rothschild, subsequently confirmed in writing, that, as of the date of such opinion and based upon and subject to the factors and assumptions set forth in such written opinion, the consideration proposed to be paid to the holders of CF Holdings Common Shares pursuant to the Offer was inadequate from a financial point of view to such holders. The full text of the written opinion of each of Morgan Stanley and Rothschild, dated March 22, 2009, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with such opinion, is attached hereto as Annex B and Annex C, respectively. Each of Morgan Stanley and Rothschild provided its opinion for the information and assistance of the Board in connection with its consideration of the Offer and the Proposed Merger. Neither opinion is a recommendation as to whether or not any holder of CF Holdings Common Shares should tender such shares in connection with the Offer or how any holder of CF Holdings Common Shares should vote with respect to any Proposed Merger or any other matter.

•      The Offer is fundamentally at odds with CF Holdings long-term strategy, which has proven to be very successful

        CF Holdings is focused on its higher-margin manufacturing and distribution business; Agrium has a substantial lower-margin retail business.    The Offer is counter to CF Holdings' long-term strategy, which focuses on the higher-margin businesses of manufacturing and wholesale distribution of nitrogen and phosphate fertilizers. CF Holdings is committed to increasing stockholder value by capitalizing on its core capabilities as a world-class operator to extract maximum value from its assets, developing and expanding innovative programs like its forward pricing program, and by pursuing international growth opportunities, such as through its partnership with KEYTRADE AG and its proposed nitrogen complex in Peru. The Board believes that continuing to pursue this strategy will deliver more value to stockholders of CF Holdings than the Offer.

        As an early step in this strategy, in connection with its IPO, CF Holdings eliminated the conflicts with customers and adverse impact on profitability that resulted from being owned by its customers as an agricultural cooperative. As a cooperative, CF Holdings found it difficult to expand its business and improve profitability while owned by direct competitors of other potential wholesale customers. Since its IPO, CF Holdings has been able to focus on maximizing the profitability of its manufacturing and wholesale distribution business by eliminating what was essentially a captive retail business imbedded in its ownership structure and the conflicts that this structure created. In contrast, Agrium has pursued the opposite strategy, emphasizing and investing in a large retail business (representing approximately 55% of Agrium's 2008 revenue) that competes directly with Agrium's and CF Holdings' wholesale customers.

        CF Holdings' record demonstrates the success of its business strategy; Agrium has underperformed.

Indexed Share Price Performance Through January 15, 2009

Source:	FactSet
Note:	(1) Global Peer index includes Terra, Mosaic, Potash, Intrepid, Yara, ICL and K+S.

        The Board believes, as demonstrated by the chart above, that CF Holdings' successful operational track record and strategies for growth have been recognized by the market. At the same time, Agrium has significantly underperformed CF Holdings and the global peer group. For example, from the IPO through January 15, 2009 (the last trading date prior to CF Holdings' public announcement of its proposed business combination with Terra), CF Holdings Common Shares increased 192%, outperforming the global peer group, which increased 87%. During this time, Agrium Common Shares only increased 34%. As a result, stockholders that purchased CF Holdings Common Shares in the IPO earned a return approximately 5.6 times what the holder would have earned if such holder had purchased Agrium Common Shares at the time of the IPO. From the IPO to the recent peak in share prices for the global peer group established on June 17, 2008, CF Holdings Common Shares increased 947%, the global peer group shares increased 601% and Agrium Common Shares increased only 365%.

        In addition, CF Holdings' profit margins have been considerably higher than Agrium's profit margins over the past three years. During this period, CF Holdings generated operating margins of 3.5%, 21.8%, and 29.3%. During the same time period, Agrium's operating margins were 1.7%, 13.5%, and 19.8%

        The Offer is an attempt to interfere with CF Holdings proposed strategic business combination with Terra.    The Board believes that a business combination with Terra will create superior value for CF Holdings stockholders and a significantly better growth platform than a combination with Agrium. In fact, the Board believes that the Offer is a transparent attempt to interfere with CF Holdings' proposed business combination with Terra. One of the conditions of the Offer is that CF Holdings terminate its proposed strategic business combination with Terra. However, the Board continues to believe that a business combination with Terra is a compelling combination with a number of strategic benefits, including:

  •
  The combined company would be a leading global producer of nitrogen fertilizer, as measured by capacity, among publicly traded companies.

  •
  CF Holdings expects the proposed transaction with Terra to generate $105-$135 million in annual cost synergies by combining overlapping corporate functions and optimizing transportation and distribution systems, and through greater economies of scale in procurement and purchasing. The details of the expected annual cost synergies are as follows:

($ in millions)
SG&A	55–65
Logistics and railcar leases	25–30
Purchases/procurement	10–15
Distribution facilities optimization	5–10
Other	10–15

Total	105–135

        CF Holdings expects the combined company to realize these synergies within two years after the closing of a transaction with Terra. CF Holdings also expects the combined company to benefit from a one-time $30 million to $60 million release of cash due to inventory reduction.

  •
  The combined company would have had 2008 revenues of $6.8 billion and would emerge from a business combination transaction with a stronger balance sheet, featuring a substantial cash balance and relatively little indebtedness.

  •
  The combined company and its stockholders would benefit from increased diversification in plant and distribution facility locations, product mix, and end use customer segments and increased exposure to the global market.

  •
  CF Holdings' and Terra's complementary footprints would give the combined company an increased presence in the central U.S. In addition, CF Holdings' and Terra's complementary businesses and locations would allow the combined company to improve efficiency in manufacturing and distribution and enhance customer service.

  •
  The all-stock nature of CF Holdings' offer for Terra would allow stockholders of both Terra and CF Holdings to participate fully on a ratable basis in the growth and long-term value creation potential of the combined company, including the significant synergies.

  •
  CF Holdings expects the transaction with Terra, giving effect to the realization of synergies, would be accretive to CF Holdings stockholders in the second full year, presently assumed to be 2010, following the closing of the transaction, which for purposes of the analysis was assumed to have occurred on January 1, 2009.

•      The combination of Agrium and CF Holdings may expose CF Holdings' stockholders to significant risks and uncertainties

        The synergies assumed in the Offer are poorly delineated and uncertain.    The Board has substantial doubts regarding the synergy estimates assumed by Agrium. Agrium has failed to provide detailed support for its synergy estimates and the Board does not believe that synergies from the combination with Agrium would exceed the synergies from a combination with Terra. In particular:

  •
  Agrium's potential SG&A synergies, by its own admission the key area of focus for synergies in their analysis of the combination, is not larger than CF Holdings' opportunity for SG&A synergies in the Terra combination. CF Holdings' 2008 SG&A was approximately $68 million compared to Terra's 2008 SG&A of approximately $71 million.

  •
  Terra and CF Holdings have highly complementary manufacturing and distribution assets in the central U.S., near CF Holdings' customer locations. The combination of those assets would create a substantial and readily achieveable opportunity for synergies from reduced shipping miles and costs and rationalization of the combined company's rail fleets. In contrast, Agrium's assets are concentrated in western Canada and the northwest and southeast United States, far more distant from the bulk of CF Holdings customer locations. Therefore, a combination with Agrium would result in virtually no opportunity to reduce shipping miles and costs.

  •
  Agrium has no opportunity to optimize manufacturing and distribution facilities at the Donaldsville, Louisiana site. CF Holdings' and Terra's facilities at that site were originally a single complex and can be combined.

  •
  CF Holdings and Terra use similar technologies in their ammonia, urea and urea ammonium nitrate operations, which creates substantial opportunities for decreased costs through reducing spare parts inventories and optimizing maintenance and operating practices. In contrast, Agrium manufacturing facilities have less in common with CF Holdings, leaving little opportunity for these types of synergies.

  •
  An Agrium combination with CF Holdings may also produce "negative synergies" as Agrium's substantial retail unit competes directly with some of CF Holdings' largest customers. The Board believes this could drive such customers to other suppliers and reduce the revenue of the post-combination business.

Conversely, the Board believes that the $105-$135 million in annual cost reduction synergies offered by a combination of CF Holdings and Terra are substantial, quantifiable and realizable.

        The Board believes that CF Holdings' phosphate business is of substantially higher quality than Agrium's phosphate business.    The Board believes that phosphate production is an attractive long-term business and CF Holdings is in an excellent position to generate value for stockholders in this business. Phosphate rock is a scarce resource and only a limited number of countries have access to it. CF Holdings is well-positioned in the phosphate business, with 14 full years of fully permitted reserves at current operating rates, and 9 more years in the permitting process (significantly longer than some of its competitors). CF Holdings' phosphate operations are fully integrated and large enough to capture all the economies of scale available in the business. Because of CF Holdings' locations it can either direct its product into the North American market or the international (export) market.

        Agrium has acknowledged the value of CF Holdings' phosphate business and indicated that exposure to CF Holdings' world-class phosphate facility and associated rock mine in Florida was a key motivator for the Offer. A combination of Agrium and CF Holdings would immediately position Agrium as an international player in the phosphate business, tripling Agrium's current phosphate capacity to almost 1.8 million nutrient tons.

        In contrast to CF Holdings' integrated phosphate business, Agrium's Canadian phosphate operations at Redwater, Alberta rely on a rock mine that is approximately 1,600 miles away in Ontario, Canada, which is projected to reach the end of its economic life in 5 years. Agrium's 2006 audited financial statements include a $136 million reduction in the carrying value of its Canadian phosphate operations reflecting the depletion of these reserves, while Agrium's 2007 annual report describes the "rock quality challenges" of the mine. The Redwater plant has begun to use higher cost imported rock from Morocco at certain times to supplement production at this facility and requires a new local rock reserve in 5 years to be considered an integrated business.

        Agrium's Conda, Idaho plant manufactures phosphoric acid, super phosphoric acid, monoammonium phosphate and ammonium phosphate sulfate. Integrated facilities that manufacture phosphoric acid using the wet process, including Agrium's Conda, Idaho plant, are currently subject to a significant enforcement initiative by the United States Environmental Protection Agency and the U.S. Department of Justice. The U.S. Department of Justice alleges that these facilities have been disposing of various waste streams in their cooling ponds and gypsum stacks in violation of the federal Resource Conservation and Recovery Act. Agrium may be faced with substantial penalties as a result of its practices at this plant and may be required to investigate and remediate contamination resulting from these practices. In addition, Agrium could be required to expend significant capital costs to modify its facility in order to continue to dispose of process and other wastewaters in its cooling pond and gypsum stack, or could be required to close its pond and stack system.

        Several of Agrium's expansion projects and investments in nitrogen manufacturing have not been successful.    Agrium has pursued several nitrogen initiatives that have generated questionable returns for Agrium stockholders.

  •
  Kenai, Alaska.  In January 2000, Agrium acquired the second largest nitrogen production facility in North America for consideration in excess of $321 million. In December 2003, after taking a $235 million write-down on the facility, Agrium announced that the natural gas supply at Kenai would run out in 2005, sooner than originally anticipated. By 2007, the natural gas supply had run out, the complex had been shuttered and Agrium had written-off its entire investment in the Kenai facility.

  •
  EAgrium.  In May 2007, Agrium announced a capital project to construct a greenfield nitrogen facility in Egypt at a total cost of $1.2 billion, with Agrium's equity contribution to the joint venture being $280 million. By mid-2008, construction on the facility was halted due to local protests. In August 2008, the project was cancelled and Agrium traded its equity interest in the project for a stake in the MOPCO urea/ammonia fertilizer project in Damietta, Egypt. In 2008, Agrium recorded an $87 million write-down in its EAgrium investment before non-controlling interests of $42 million, resulting in a net write-down to Agrium of $45 million.

  •
  Profertil.  In 1994, Agrium initiated a capital project to produce urea in Argentina. In 2007 and 2008, Agrium experienced several production outages due to natural gas supply disruptions. On March 18, 2008, Agrium announced that Profertil and the Argentine government reached an agreement to stabilize urea prices, establishing a ceiling of $410 per tonne for the 2008 growing season, during a period of increasing global fertilizer prices. Agrium indicated that the agreement was expected to help minimize the risk of downtime due to gas supply interruptions through the 2008 winter.

        The market reacted negatively to the Offer.    On February 25, 2009, the day of the announcement of Agrium's proposal, Agrium Common Shares declined 9.3% to $36.57 and CF Holdings Common Shares increased only 11.1% to $61.77, a 14.2% discount to the announced nominal value of Agrium's proposal of $72.00 per CF Holdings Common Share. Since the announcement on February 25, 2009, CF Holdings Common Shares have consistently traded below the nominal value of $72.00 per share, averaging $64.83 per CF Holdings Common Share, a premium of only 16.6% to the last unaffected CF Holdings Common Share price of $55.58 on February 24, 2009.

        In contrast, the share price performance of Terra and CF Holdings Common Shares following the announcement of CF Holdings' proposal for a business combination with Terra have been positive. On January 16, 2009, CF Holdings Common Shares increased 2.7% to $48.52 and shares of Terra common stock increased 25.8% to $20.49, a 2.5% premium to the announced nominal value of CF Holdings' initial offer of $20.00 per Terra share. From January 16, 2009 to February 24, 2009, the last trading day prior to the announcement of the Agrium proposal, CF Holdings Common Shares increased 14.6% to $55.58 and shares of Terra common stock increased 21.1% to $24.82, a 52.4% premium to Terra's closing share price of $16.29 on January 15, 2009.

        When Agrium announced the Offer, the combined market capitalization of Agrium and CF Holdings decreased by approximately $283 million (based on the closing prices of shares of the two companies from February 24, 2009 to February 25, 2009). In contrast, upon announcement of CF Holdings' proposed business combination with Terra, the combined market capitalization of CF Holdings and Terra increased by approximately $488 million (based on the closing prices of shares of the two companies from January 15, 2009 to January 16, 2009).

•      The Offer cannot be consummated without the agreement of the Board

        The Offer is conditioned on the Board taking affirmative steps to facilitate the Offer, including entering into a merger agreement with Agrium on terms fully satisfactory to Agrium, allowing Agrium to complete due diligence on CF Holdings' non-public business information, terminating the proposed business combination with Terra, waiving the application of Section 203 of the DGCL to the Offer and redeeming the Rights pursuant to the Rights Agreement. Agrium acknowledges in the Prospectus that the effect of these conditions is that Agrium cannot consummate the Offer without the agreement of the Board. As discussed above, the Board concluded that the Offer is grossly inadequate, substantially undervalues CF Holdings and is not in the best interests of CF Holdings and its stockholders. Therefore, the Board does not intend to take any actions to facilitate the Offer.

BASED ON THE FOREGOING, THE BOARD RECOMMENDS THAT HOLDERS OF CF HOLDINGS COMMON SHARES REJECT THE OFFER AND NOT TENDER THEIR SHARES INTO THE OFFER.

        The foregoing discussion of material factors considered by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Offer, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the factors summarized above in reaching its recommendation. In addition, individual members of the Board may have assigned different weights to different factors. After weighing all of these considerations, the Board rejected the terms of the Offer and recommended that holders of the shares not tender their CF Holdings Common Shares pursuant to the Offer.

Intent to Tender

        After reasonable inquiry and to the knowledge of CF Holdings, none of CF Holdings' directors, executive officers, affiliates or subsidiaries currently intends to tender any CF Holdings Common Shares held of record or beneficially owned by such person pursuant to the Offer.

Item 5.    PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

        CF Holdings has retained Morgan Stanley and Rothschild to act as financial advisors in connection with the Offer and in connection with the proposed business combination between CF Holdings and Terra. CF Holdings has agreed to pay each of Morgan Stanley and Rothschild certain customary fees for its services. A significant portion of the fees payable to each of Morgan Stanley and Rothschild in connection with their respective engagements related to the proposed business combination between CF Holdings and Terra are payable upon consummation of a transaction with Terra. A significant portion of the fees are payable to each of Morgan Stanley and Rothschild in connection with their respective engagements related to the Offer are payable upon consummation of a transaction with any third party, including upon consummation of the Offer, and in the event CF Holdings does not consummate the Offer or certain other transactions with any party before a certain date. CF Holdings also has agreed to reimburse Morgan Stanley and Rothschild for reasonable expenses (including reasonable fees and disbursements of counsel) incurred in connection with their engagement, and to indemnify Morgan Stanley and Rothschild, any controlling person of Morgan Stanley or Rothschild, as the case may be, and each of their respective directors, officers, employees, agents and affiliates against specified liabilities.

        Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Its securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of their customers, in debt or equity securities or loans of CF Holdings, Agrium or any other company, or any currency or commodity, that may be involved in the Offer, or any related derivative instrument.

        Rothschild is a member of the Rothschild Group, a global investment banking firm involved in a wide range of financial advisory, investment banking and debt advisory businesses including advice with respect to mergers and acquisitions, restructurings, bankruptcies, private placements of debt and equity and other activities relating to private banking and private trust. In the ordinary course of Rothschild's financial advisory activities, Rothschild or its affiliates may hold positions for its own account or the accounts of its clients in equity, debt or other securities of CF Holdings or any other company that may be involved in the transaction.

        CF Holdings has engaged Innisfree to assist it in connection with CF Holdings' communications with its stockholders and to perform advisory services in connection with the Offer. CF Holdings has also engaged Innisfree for solicitation and advisory services in connection with solicitations of proxies relating to Terra's 2009 annual meeting of stockholders and as information agent in connection with CF Holdings exchange offer for Terra's common stock. CF Holdings has agreed to pay customary compensation to Innisfree for such services. In addition, CF Holdings has agreed to reimburse Innisfree for its reasonable out-of-pocket expenses and to indemnify it and certain related persons against certain liabilities relating to or arising out of the engagement.

        CF Holdings has engaged Brunswick Group LLC ("Brunswick") as its public relations advisor in connection with the Offer. CF Holdings has engaged Brunswick as its public relations advisor in connection with CF Holdings exchange offer for Terra's common stock. CF Holdings has agreed to pay customary compensation to Brunswick for such services. In addition, CF Holdings has agreed to reimburse Brunswick for its reasonable out-of-pocket expenses and to indemnify it and certain related persons against certain liabilities relating to or arising out of the engagement.

        Except as set forth above, neither CF Holdings nor any person acting on its behalf has or currently intends, directly or indirectly, to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of CF Holdings on its behalf with respect to the Offer.

Item 6.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Securities transactions

        No transactions with respect to CF Holdings Common Shares have been effected by CF Holdings or, to CF Holdings' knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Statement, except as set forth below:

Name of Person	Transaction Date	Number of Shares	Price Per Share	Nature of Transaction
Douglas C. Barnard	March 2, 2009	4.252	$58.69	Phantom share acquisition(a)
Stephen R. Wilson	February 17, 2009	2,000	$16.00	Exercise of options pursuant to 10b5-1 plan
Stephen R. Wilson	February 17, 2009	2,000	$51.76	Sale of shares pursuant to 10b5-1 plan

(a)
Represents CF Holdings Common Shares as a deemed investment under CF Holdings' Supplemental Benefit and Deferral Plan (a non-qualified benefits restoration and deferred compensation plan) in connection with the payment of CF Holdings' regular quarterly cash dividend. These phantom shares cannot be voted.

Item 7.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

        CF Holdings routinely maintains contact with other participants in its industry regarding a wide range of business transactions. It has not ceased, and has no intention of ceasing, such activity as a result of the Offer. CF Holdings' policy has been, and continues to be, not to disclose the existence of any such discussions with third parties (except as may be required by law) as any such disclosure could jeopardize any future negotiation that CF Holdings may conduct.

        CF Holdings is pursuing a business combination transaction with Terra. In connection with such business combination, CF Holdings, through its direct wholly-owned subsidiary, Composite Acquisition Corporation, has commenced an offer to exchange each issued and outstanding share of common stock of Terra for 0.4235 CF Holdings Common Shares. CF Holdings also nominated three persons to be considered for election to the board of directors of Terra at Terra's 2009 annual meeting of stockholders and CF Holdings intends to solicit proxies from Terra stockholders to vote in favor of the election of CF Holdings' nominees. Please see "Item 8. Additional Information—Other Information" for additional information regarding the exchange offer and proxy solicitation.

        Except as set forth in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, CF Holdings is not currently undertaking and is not engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, CF Holdings Common Shares by CF Holdings, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving CF Holdings or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of CF Holdings or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of CF Holdings.

        Except as set forth in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, there are no transactions, resolutions of the Board,

agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

Item 8.    ADDITIONAL INFORMATION.

Delaware General Corporation Law

        CF Holdings is incorporated under the laws of the State of Delaware. The following provisions of the DGCL are therefore applicable to the Offer.

Proposed Merger

        Under Section 253 of the DGCL, if Agrium acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding CF Holdings Common Shares, Agrium will be able to effect the Proposed Merger after the completion of the Offer without a vote by holders of CF Holdings Common Shares. If Agrium does not acquire at least 90% of the outstanding CF Holdings Common Shares pursuant to the Offer or otherwise, a vote by holders of CF Holdings Common Shares will be required under the DGCL to effect the Proposed Merger. If a vote by holders of CF Holdings Common Shares is required, CF Holdings will be required to comply with the federal securities laws and regulations governing votes of its stockholders. Among other things, CF Holdings will be required to prepare and distribute a proxy statement and, as a consequence, a longer period of time will be required to effect the Proposed Merger. This will delay payment of the Exchange Consideration to holders of CF Holdings Common Shares who do not tender their CF Holdings Common Shares in the Offer. It is a condition to the completion of the Offer that a majority of the outstanding fully diluted CF Holdings Common Shares, described in the Prospectus as the Minimum Condition, be tendered in the Offer. If the Minimum Condition is satisfied and the Offer is consummated, the CF Holdings Common Shares owned by Agrium would represent more than 50% of the outstanding CF Holdings Common Shares, comprising voting power sufficient to approve the Proposed Merger without the vote of any other holder of CF Holdings Common Shares.

Appraisal Rights

        Holders of CF Holdings Common Shares will not have appraisal rights in connection with the Offer. If the Proposed Merger is consummated, holders of CF Holdings Common Shares at the effective time of the Proposed Merger may have the right pursuant to the provisions of Section 262 of the DGCL to dissent and demand appraisal of their CF Holdings Common Shares. If appraisal rights are applicable, dissenting stockholders who comply with the applicable statutory procedures will be entitled, under Section 262 of the DGCL, to receive a judicial determination of the fair value of their CF Holdings Common Shares (exclusive of any element of value arising from the accomplishment or expectation of the Proposed Merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of the CF Holdings Common Shares could be based upon factors other than, or in addition to, the amount of the Exchange Consideration or the market value of the CF Holdings Common Shares. The value so determined could be more or less than the Exchange Consideration. Holders of CF Holdings Common Shares should be aware that, an opinion of an investment banking firm as to the fairness, from a financial point of view, of the consideration payable in a merger is not an opinion as to, and does not in any manner address, fair value under Section 262 of the DGCL.

        If Agrium acquires at least 90% of the outstanding CF Holdings Common Shares in the Offer or otherwise and effects the Proposed Merger pursuant to Section 253 of the DGCL without a vote of holders of CF Holdings Common Shares, then appraisal rights will be available to the holders of CF Holdings Common Shares in connection with the Proposed Merger. If Agrium does not acquire at least 90% of the outstanding CF Holdings Common Shares pursuant to the Offer or otherwise and a vote by the holders of CF Holdings Common Shares is required under the DGCL to effect the Proposed Merger, then the Proposed Merger will be effected by CF Holdings under Section 251 of the DGCL and appraisal rights will not be available to the holders of the CF Holdings Common Shares if: (i) at the record date fixed to determine the holders of CF Holdings Common Shares entitled to receive notice of and to vote at the meeting of stockholders at which the Proposed Merger will be voted on, the CF Holdings Common Shares are listed on the NYSE, another national securities exchange, or the Nasdaq National Market, or are held of record by more than 2,000 holders; and (ii) at the effective time of the Proposed Merger, the shares of common stock of Agrium to be received by the holders of CF Holdings Common Shares in the Proposed Merger are listed on any of the NYSE, another national securities exchange, or the Nasdaq National Market, or are held of record by more than 2,000 holders. As of the date of this Statement, the CF Holdings Common Shares and the Agrium Common Shares are listed for trading on the NYSE.

        Appraisal rights cannot be exercised at this time. If appraisal rights become available in connection with the Proposed Merger, CF Holdings will provide additional information to the holders of CF Holdings Common Shares concerning their appraisal rights and the procedures to be followed in order to perfect their appraisal rights before any action has to be taken in connection with such rights.

Merger Moratorium Law

        Section 203 of the DGCL prevents an "interested stockholder" (generally defined as a person that beneficially owns 15% or more of a corporation's voting stock) from engaging in a "business combination" (which includes a merger, consolidation, a sale of a significant amount of assets, and a sale of stock) with a Delaware corporation for three years following the date such person became an interested stockholder unless:

  (i)
  before such person became an interested stockholder, the board of directors of the corporation approved either the transaction in which the interested stockholder became an interested stockholder or the business combination;

  (ii)
  upon consummation of the transaction in which the interested stockholder became an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares outstanding, stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or

  (iii)
  following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

        It is a condition to the Offer that Agrium is satisfied in its sole discretion that the provisions of Section 203 of the DGCL do not apply to the Offer and the Proposed Merger or any other business combination involving Agrium or any of its subsidiaries and CF Holdings.

Rights Agreement

        Each CF Holdings Common Share has attached to it one Right issued pursuant to the Rights Agreement. Each Right entitles the holder to purchase one one-thousandth of a share of CF Holdings Series A junior participating preferred stock at an exercise price of $90, subject to adjustment. The Rights will only be exercisable under limited circumstances specified in the Rights Agreement when there has been a distribution of the Rights and such Rights are no longer redeemable by CF Holdings. A distribution of the Rights would occur upon the earlier of (1) 10 business days following a public announcement that any person or group has acquired beneficial ownership of 15% or more of the outstanding CF Holdings Common Shares, other than as a result of repurchases of stock by CF Holdings or inadvertence by certain stockholders as set forth in the Rights Agreement; or (2) 10 business days, or such later date as the Board may determine, after the date of the commencement of a tender offer or exchange offer that would result in any person, group or related persons acquiring beneficial ownership of 15% or more of the outstanding CF Holdings Common Shares. The Rights will expire at 5:00 P.M, New York City time, on August 16, 2015, unless such date is extended or the Rights are earlier redeemed or exchanged by CF Holdings.

        If any person or group acquires shares representing 15% or more of the outstanding CF Holdings Common Shares, the Rights will entitle a holder, other than such person, any member of such group or related person, all of whose Rights will be null and void, to acquire a number of additional CF Holdings Common Shares having a market value of twice the exercise price of each Right. If CF Holdings are involved in a merger or other business combination transaction, each Right will entitle its holder to purchase, at the Right's then-current exercise price, a number of shares of the acquiring or surviving company's common stock having a market value at that time of twice the Rights' exercise price.

        Up to and including the tenth business day following a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of the outstanding CF Holdings Common Shares, other than as a result of repurchases of stock by CF Holdings, CF Holdings may redeem the Rights in whole, but not in part, at a price of $.001 per Right (adjusted as appropriate for any stock split, stock dividend or similar transaction), payable in cash, CF Holdings Common Shares or other consideration that CF Holdings deemed appropriate. Promptly upon CF Holdings' election to redeem the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.

        It is a condition to the Offer that the Board shall have redeemed the Rights or that Agrium shall be satisfied in its sole discretion that the Rights have been invalidated or are otherwise inapplicable to the Offer and the Proposed Merger.

        At its meeting on March 22, 2009, the Board took action, as permitted by the Rights Agreement, to postpone the distribution of the Rights, which otherwise would have occurred on the tenth business day after the commencement of the Offer, until the earlier of such date as may be subsequently determined by the Board or the day immediately prior to the date on which an person becomes an "acquiring person" under the Rights Agreement.

        The foregoing summary description of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, a copy of which is filed as Exhibit (e)(14) to this Statement and is incorporated herein by reference.

Regulatory Approvals—Antitrust Matters

        United States.    Under the HSR Act, Offeror's acquisition of CF Holdings Common Shares in the Offer may not be consummated unless certain information has been furnished to the Antitrust Division of the U.S. Department of Justice (the "DOJ") and the Federal Trade Commission (the "FTC") and a required waiting period has expired or otherwise terminated. The HSR Act requires Agrium and CF Holdings to each file a Notification and Report Form (the "Form") with the DOJ and the FTC and provides that the acquisition of CF Holdings Common Shares in the Offer may not be consummated earlier than 30 calendar days after receipt of Agrium's Form by the DOJ and the FTC, unless such period is earlier terminated. Within such 30-day period, the DOJ or the FTC may request additional information or documentary material (known as a "second request") from Agrium and CF Holdings. In the event of such request, the acquisition of CF Holdings Common Shares in the Offer may not be consummated until 30 calendar days after substantial compliance by Agrium with such request.

Complying with a second request may take a significant amount of time. In any event, if the 30-day waiting period expires on a Saturday, Sunday or legal holiday, then the period is extended until the end of the next day that is not a Saturday, Sunday or legal holiday. As of the date of this Statement, Agrium has not filed the Form.

        The DOJ and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as Agrium's acquisition of shares pursuant to the Offer. At any time before or after the consummation of any such transactions, the DOJ or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the exchange of shares pursuant to the Offer or seeking divestiture of the shares so acquired or divestiture of Agrium's or CF Holdings' material assets. Private parties (including individual states) may also bring legal actions under the antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

        Canada.    According to the Prospectus, Agrium believes that the Offer and the Proposed Merger likely constitute a "notifiable transaction" for purposes of Part IX of the Competition Act, and therefore it may not be completed before the expiration, waiver or earlier termination of the applicable waiting period. Amendments to Part IX of the Competition Act came into force on March 12, 2009, and are described below. Part IX of the Competition Act prior to the amendments coming into force is also described below, as both may be applicable to the Offer and the Proposed Merger.

        Under the Competition Act prior to the amendments coming into force, the waiting period is either 14 or 42 days. The 14-day waiting period is triggered through notification and supply of the short form information prescribed in the Notifiable Transactions Regulations to the Competition Act, while the 42-day waiting period is triggered through the supply of the long form information prescribed in the Notifiable Transactions Regulations to the Competition Act. Where parties to a transaction elect to provide the prescribed short form information to the Commissioner, she may, during the 14-day waiting period require the parties to provide the prescribed long form information, the provision of which to the Commissioner would trigger the 42-day waiting period associated with a long form filing.

        Alternatively, or in addition to filing the prescribed information, a party to a notifiable transaction may apply to the Commissioner for an advance ruling certificate or a "no-action" letter, which may be issued by the Commissioner in respect of a proposed transaction if she is satisfied that there are not sufficient grounds on which to apply to the Competition Tribunal for an order under the merger provisions of the Competition Act.

        The merger provisions of the Competition Act permit the Commissioner to apply to the Competition Tribunal for relief in respect of transactions that prevent or lessen, or would be likely to prevent or lessen, competition substantially. The relief that may be ordered by the Tribunal includes, in the case of a proposed transaction, prohibiting or delaying its completion, or in the case of a completed transaction, the divestiture of CF Holdings Common Shares or assets or dissolution of the transaction.

        According to the Prospectus, Agrium filed a short form notification and a letter requesting an advance ruling certificate or a "no-action" letter in respect of the Offer and the Proposed Merger with the Commissioner on March 9, 2009. CF Holdings filed its portion of the short form notification in respect of the Offer and the Proposed Merger with the Commissioner on March 20, 2009. As an unsolicited offer, the waiting period began on March 9, 2009, the day that Agrium filed its short form notification, and expires on March 23, 2009. Prior to the aforementioned amendments (described in greater detail below) and the expiry of the 14-day waiting period, the Commissioner could have required both Agrium and CF Holdings to file a long form notification, in which case an additional 42-day waiting period would have applied, commencing from the day that Agrium filed its long form notification with the Commissioner.

        On March 12, 2009, certain amendments to the Competition Act, as set out in Bill C-10, were given Royal Assent and became law. These amendments change the notification provisions, including the waiting periods, in Part IX of the Competition Act. The 14- or 42- day waiting periods described above have been replaced with an initial 30-day waiting period following the receipt of prescribed information, unless such period is earlier terminated. Within such 30-day period, the Commissioner may request additional information or documentary material from Agrium and CF Holdings. In the event of such request, the acquisition of CF Holdings Common Shares in the Offer may not be consummated until 30 calendar days after compliance with such requests in accordance with the Competition Act, as amended.

        On March 4, 2009, the Competition Bureau indicated to members of the competition bar that, with respect to notifications (i.e., short and long form filings) submitted prior to the coming into force of Bill C-10, the provisions of the Competition Act in place before Bill C-10 was enacted would apply with respect to waiting periods and information requests. The Competition Bureau further indicated that, where a short form notification was submitted prior to the coming into force of Bill C-10, but where Bill C-10 came into force prior to the expiry of the 14-day waiting period, the Competition Bureau would not require the parties to submit a long form notification subsequent to Bill C-10 coming into force. According to the Prospectus, given that Agrium filed its short form notification on March 9, 2009, and Bill C-10 came into force during the 14-day waiting period, Agrium believes that (i) the provisions of Bill C-10 described above are unlikely to apply to the Offer and the Proposed Merger, and (ii) the Competition Bureau is unlikely to require Agrium and CF Holdings to submit long form notifications in connection with the Offer and the Proposed Merger. On March 17, 2009, the Competition Bureau verbally confirmed to CF Holdings (i) and (ii) in the immediately preceding sentence.

        The Commissioner may also request additional documents and written returns for information from the parties, either on a voluntary basis or by compulsory process under the Competition Act. It is a condition of the Offer that the Commissioner shall have (A) issued an advance ruling certificate or (B)(i) the required waiting period shall have expired, been earlier terminated or have been waived and (ii) a "no-action" letter on terms acceptable to Agrium shall have been obtained.

        Other Jurisdictions.    Both Agrium and CF Holdings have assets and sales in numerous jurisdictions throughout the world other than the United States and Canada. Many of those jurisdictions have antitrust or competition laws that could require that notifications be filed and clearances obtained prior to the consummation of the Offer and/or the Proposed Merger. Other jurisdictions require filings following the consummation of the Offer and/or the Proposed Merger. Given that the consummation of the Offer and/or the Proposed Merger is conditioned on (i) the receipt of all necessary or advisable (at Agrium's sole discretion) consents, approvals, permits and authorizations under the competition laws of the identified jurisdictions and (ii) the expiration of all necessary or advisable (at Agrium's sole discretion) waiting periods applicable to the Offer and/or the Proposed Merger under any identified jurisdiction necessary or advisable (at Agrium's sole discretion), there can be no assurance that governmental entities outside the United States and Canada will not challenge the Offer and/or the Proposed Merger on competition or other grounds or, if such a challenge is made, of the results thereof.

Forward-Looking Statements

        Certain statements contained in this Statement may constitute "forward-looking statements." All statements in this Statement, other than those relating to historical information or current condition, are forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond CF Holdings' control, which could cause actual results to differ materially from such statements. Risks and uncertainties include: the relatively expensive and volatile cost of North American natural gas; the cyclical nature of CF Holdings' business and the agricultural sector; changes in global fertilizer supply and demand and its impact on the price of CF Holdings' products; the nature of CF Holdings' products as global commodities; intense global competition in the consolidating markets in which CF Holdings operates; conditions in the U.S. agricultural industry; weather conditions; CF Holdings' inability to accurately predict seasonal demand for our products; the concentration of CF Holdings' sales with certain large customers; the impact of changing market conditions on CF Holdings' forward pricing program; the reliance of CF Holdings' operations on a limited number of key facilities; the significant risks and hazards against which CF Holdings may not be fully insured; reliance on third party transportation providers; unanticipated adverse consequences related to the expansion of CF Holdings' business; CF Holdings' inability to expand its business, including the significant resources that could be required; potential liabilities and expenditures related to environmental and health and safety laws and regulations; CF Holdings' inability to obtain or maintain required permits and governmental approvals; or to meet financial assurance requirements; acts of terrorism; difficulties in securing the supply and delivery of raw materials CF Holdings uses and increases in their costs; losses on CF Holdings' investments in securities; loss of key members of management and professional staff; recent global market and economic conditions, including credit markets; and the other risks and uncertainties included from time to time in CF Holdings' filings with the SEC. Except as required by law, CF Holdings undertakes no obligation to update or revise any forward-looking statements.

Other Information

        Certain information in this Statement relates to the offer (the "Terra Offer") by CF Holdings, through its direct wholly-owned subsidiary, Composite Acquisition Corporation ("Composite Acquisition"), to exchange each issued and outstanding share of Terra common stock for 0.4235 CF Holdings Common Shares. This Statement does not constitute an offer to exchange, or a solicitation of an offer to exchange, Terra common stock, nor is it a substitute for the Tender Offer Statement on Schedule TO or the preliminary Prospectus/Offer to Exchange included in the Registration Statement on Form S-4 (including the Letter of Transmittal and related documents and as amended from time to time, the "Terra Exchange Offer Documents") filed by CF Holdings and Composite Acquisition with the SEC on February 23, 2009. Such Registration Statement has not yet become effective. The Terra Offer is made only through the Terra Exchange Offer Documents.

        In connection with the solicitation of proxies for the 2009 annual meeting of stockholders of Terra, CF Holdings and its wholly-owned subsidiary CF Composite, Inc. ("CF Composite") filed a revised preliminary proxy statement with the SEC on March 23, 2009 and intend to file a definitive proxy statement. When completed, the definitive proxy statement of CF Holdings and CF Composite and accompanying proxy card will be mailed to stockholders of Terra.

        Investors and security holders will be able to obtain free copies of any documents filed by CF Holdings with the SEC through the web site maintained by the SEC at www.sec.gov. Free copies of any such documents can also be obtained by calling Innisfree toll-free at (877) 456-3507. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE DOCUMENTS AND OTHER RELEVANT MATERIALS AS THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

        CF Holdings, CF Composite, their respective directors and executive officers and the individuals nominated by CF Composite for election to Terra's board of directors are participants in the solicitation of proxies from Terra stockholders for Terra's 2009 annual meeting of stockholders. Information regarding such participants and a description of their direct and indirect interests in such solicitation, by securities holdings or otherwise, is contained in the revised preliminary proxy statement filed by CF Holdings with the SEC on March 23, 2009. CF Holdings and its directors and executive officers will be participants in any solicitation of proxies from Terra stockholders or CF Holdings stockholders in respect of the proposed transaction with Terra. Information regarding CF Holdings'

directors and executive officers is available in its proxy statement for its 2009 annual meeting of stockholders, which was filed with the SEC on March 16, 2009, and a description of their direct and indirect interests in such solicitation, by security holdings or otherwise, will be contained in the proxy statement/prospectus filed in connection with the proposed transaction with Terra.

        All information in this Statement concerning Terra and Agrium, including information relating to their respective businesses, operations and financial results was obtained from public sources. While CF Holdings has no knowledge that any such information is inaccurate or incomplete, CF Holdings has not verified any such information.

Item 9.    EXHIBITS.

        The following Exhibits are filed herewith:

Exhibit No.	Description
(a)(1)	Press release issued by CF Industries Holdings, Inc., dated March 23, 2009 (incorporated by reference to Exhibit 99.1 to CF Industries Holdings, Inc. Current Report on Form 8-K dated March 23, 2009)
(a)(2)	Letter to stockholders of CF Industries Holdings, Inc., dated March 23, 2009
(e)(1)	Excerpts from Proxy Statement on Schedule 14A, dated March 16, 2009, relating to CF Industries Holdings, Inc.'s 2009 Annual Meeting of Shareholders
(e)(2)
Change in Control Severance Agreement, effective as of April 29, 2005, and amended and restated as of July 24, 2007, by and among CF Industries, Inc., CF Industries Holdings, Inc. and Stephen R. Wilson (incorporated by reference to Exhibit 10.1 to CF Industries Holdings, Inc.'s Quarterly Report on Form 10-Q filed with the SEC on November 5, 2007, File No. 001-32597)
(e)(3)
Change in Control Severance Agreement, effective as of May 8, 2007, and amended and restated as of July 24, 2007, by and between CF Industries Holdings, Inc. and Anthony J. Nocchiero (incorporated by reference to Exhibit 10.2 to CF Industries Holdings, Inc.'s Quarterly Report on Form 10-Q filed with the SEC on November 5, 2007, File No. 001-32597)
(e)(4)
Change in Control Severance Agreement, effective as of August 11, 2005, and amended and restated as of July 24, 2007, by and between CF Industries Holdings, Inc. and David J. Pruett (incorporated by reference to Exhibit 10.7 to CF Industries Holdings, Inc.'s Quarterly Report on Form 10-Q filed with the SEC on November 5, 2007, File No. 001-32597)
(e)(5)
Change in Control Severance Agreement, effective as of April 29, 2005, and amended and restated as of July 24, 2007, by and among CF Industries, Inc., CF Industries Holdings, Inc. and Douglas C. Barnard (incorporated by reference to Exhibit 10.3 to CF Industries Holdings, Inc.'s Quarterly Report on Form 10-Q filed with the SEC on November 5, 2007, File No. 001-32597)
(e)(6)
Change in Control Severance Agreement, effective as of April 29, 2005, and amended and restated as of July 24, 2007, by and among CF Industries, Inc., CF Industries Holdings, Inc. and Philipp P. Koch (incorporated by reference to Exhibit 10.5 to CF Industries Holdings, Inc.'s Quarterly Report on Form 10-Q filed with the SEC on November 5, 2007, File No. 001-32597)

Exhibit No.	Description
(e)(7)	Change in Control Severance Agreement, effective as of April 24, 2007, and amended and restated as of July 24, 2007, by and between CF Industries Holdings, Inc. and W. Anthony Will (incorporated by reference to Exhibit 10.9 to CF Industries Holdings, Inc.'s Quarterly Report on Form 10-Q filed with the SEC on November 5, 2007, File No. 001-32597)
(e)(8)	Change in Control Severance Agreement, effective as of August 1, 2007, and amended and restated as of March 6, 2009, by and between CF Industries Holdings, Inc. and Wendy Jablow Spertus
(e)(9)	Change in Control Severance Agreement, effective as of November 19, 2007, and amended and restated as of March 6, 2009, by and between CF Industries Holdings, Inc. and Richard A. Hoker
(e)(10)
Change in Control Severance Agreement, effective as of November 21, 2008, by and between CF Industries Holdings, Inc. and Bert A. Frost (incorporated by reference to Exhibit 10.11 to CF Industries Holdings, Inc.'s Annual Report on Form 10-K filed with the SEC on February 26, 2009, File No. 0001-32597)
(e)(11)
Form of Indemnification Agreement with Officers and Directors (incorporated by reference to Exhibit 10.10 to Amendment No. 2 to CF Industries Holdings, Inc.'s Registration Statement on Form S-1 filed with the SEC on July 20, 2005, File No. 333-124949)
(e)(12)
Multiple Year Contract for the Purchase and Sale of Fertilizer by and between CF Industries, Inc. and CHS Inc. (successor in interest to Agriliance, LLC) dated as of June 20, 2005 (incorporated by reference to Exhibit 10.1 to Amendment No. 2 to CF Industries Holdings, Inc.'s Registration Statement on Form S-1 filed with the SEC on July 20, 2005, File No. 333-124949)*
(e)(13)
Multiple Year Contract for the Purchase and Sale of Fertilizer by and between CF Industries, Inc. and GROWMARK, Inc. dated as of July 1, 2008 (incorporated by reference to Exhibit 10.1 to CF Industries Holdings, Inc.'s Current Report on Form 8-K filed with the SEC on July 1, 2008, File No. 001-32597)*
(e)(14)
Rights Agreement, dated as of July 21, 2005, between CF Industries Holdings, Inc. and The Bank of New York, as the Rights Agent (incorporated by reference to Exhibit 4.2 to Amendment No. 3 to CF Industries Holdings, Inc.'s Registration Statement on Form S-1 filed with the SEC on July 26, 2005, File No. 333-124949)

*
Portions of Exhibits (e)(12) and (e)(13) have been omitted pursuant to an order granting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

 SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 23, 2009
CF INDUSTRIES HOLDINGS, INC.
	By:	/s/ DOUGLAS C. BARNARD
	Name:	Douglas C. Barnard
	Title:	Vice President, General Counsel, and Secretary

 ANNEX A

Directors and Executive Officers of CF Industries Holdings, Inc.

Directors
Stephen R. Wilson*
Robert C. Arzbaecher
Wallace W. Creek
William Davisson
Stephen A. Furbacher
David R. Harvey
John D. Johnson
Edward A. Schmitt

Executive Officers
Anthony J. Nocchiero
David J. Pruett**
Douglas C. Barnard
Bert A. Frost
Richard A. Hoker
Wendy S. Jablow Spertus
Philipp P. Koch
W. Anthony Will

*
Also an Executive Officer

**
As reported on CF Holdings' Current Report on Form 8-K filed with the SEC on February 10, 2009, Mr. Pruett is leaving CF Holdings effective March 31, 2009.

 ANNEX B

Opinion of Morgan Stanley & Co. Incorporated

1585 Broadway 33rd Floor New York, NY 10036

March 22, 2009

Board of Directors
CF Industries Holdings, Inc.
4 Parkway North, Suite 400
Deerfield, Illinois 60015-2590

Members of the Board:

        We understand that on March 16, 2009, North Acquisition Co., a wholly-owned subsidiary of Agrium Inc. (the "Bidder"), commenced an offer to exchange (the "Offer") each outstanding share of common stock, par value $0.01 per share, (the "Company Common Stock") of CF Industries Holdings, Inc. ("CF Industries" or the "Company") for one of the following (the "Offer Consideration"): (i) U.S. $31.70 in cash, without interest, and 1.000 share of the common stock, no par value, of the Bidder (the "Bidder Common Stock"), (ii) subject to proration as described in the Offer Documents (as defined below), 1.7866 shares of Bidder Common Stock or (iii) subject to proration as described in the Offer Documents, U.S. $72.00 in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Exchange (the "Offer to Exchange"), and the related Letter of Transmittal, each contained in the Tender Offer Statement filed with the Securities and Exchange Commission on Schedule TO (the "Tender Offer Statement"), and the registration statement on Form F-4 in respect of the Bidder Common Stock (together with the Offer to Exchange, the related Letter of Transmittal and the Tender Offer Statement, the "Offer Documents"). The Offer Documents provide that if the Offer is consummated, the Bidder intends to seek to effect the merger of North Acquisition Co. with and into the Company (the "Merger"). The Offer Documents further provide that the aggregate cash consideration to be paid by the Bidder in the Offer and the Merger will not exceed approximately U.S. $1.6 billion and the aggregate stock consideration to be paid by the Bidder in the Offer and the Merger will not exceed approximately 50.2 million shares of Bidder Common Stock. The potential transaction to be effected pursuant to the Offer and the Merger is referred to herein as the "Proposed Transaction". The terms and conditions of the Offer are more fully set forth in the Offer Documents.

        We also understand that on February 23, 2009, Composite Acquisition Corporation, a direct wholly-owned subsidiary of CF Industries, commenced an offer to exchange (the "Terra Offer") each outstanding share of common stock, without par value (the "Terra Common Stock"), of Terra Industries Inc. ("Terra") for 0.4235 shares of Company Common Stock, upon the terms and subject to the conditions set forth in the Offer to Exchange (the "Terra Offer to Exchange"), and the related Letter of Transmittal, each contained in the Tender Offer Statement filed with the Securities and Exchange Commission on Schedule TO (the "Terra Tender Offer Statement") and the registration statement on Form S-4 in respect of the Company Common Stock (together with the Terra Offer to Exchange, the related Letter of Transmittal and the Terra Tender Offer Statement, the "Terra Offer Documents"). The terms and conditions of the Terra Offer are more fully set forth in the Terra Offer Documents.

        You have asked for our opinion as to whether the Offer Consideration to be received by holders of shares of the Company Common Stock pursuant to the Offer is adequate from a financial point of view to such holders.

        For purposes of the opinion set forth herein, we have:

  1)
  Reviewed certain publicly available financial statements and other business and financial information, including certain research analyst reports and estimates, of the Company and the Bidder, respectively;

  2)
  Reviewed certain internal financial statements and other financial and operating data concerning the Company;

  3)
  Reviewed certain financial projections for the Company prepared by the management of the Company;

  4)
  Discussed the past and current operations and financial condition and the prospects of the Company, including information relating to certain strategic, financial and operational benefits anticipated from the Proposed Transaction, with senior executives of the Company;

  5)
  Reviewed the pro forma impact of the Proposed Transaction on the Bidder's earnings per share, consolidated capitalization and other financial ratios;

  6)
  Reviewed the reported prices and trading activity for the Company Common Stock and the Bidder Common Stock;

  7)
  Compared the financial performance of the Company and the Bidder and the prices and trading activity of the Company Common Stock and the Bidder Common Stock with that of certain other publicly-traded companies and their securities;

  8)
  Reviewed the financial terms, to the extent publicly available, of certain selected acquisition transactions;

  9)
  Reviewed the Offer Documents and certain related documents; and

  10)
  Performed such other analyses and considered such other factors as we have deemed appropriate.

        In addition, we have: (a) reviewed certain publicly available financial statements and other business and financial information, including certain research analyst reports and estimates, of Terra; (b) discussed the past and current operations and financial condition and the prospects of Terra, including information relating to certain strategic, financial and operational benefits anticipated from the consummation of the Terra Offer, with senior executives of the Company; (c) reviewed the pro forma impact of the Terra Offer on the Company's earnings per share, consolidated capitalization and other financial ratios; (d) reviewed the reported prices and trading activity for the Terra Common Stock; (e) compared the financial performance of Terra and the prices and trading activity of the Terra Common Stock with that of certain other publicly-traded companies and their securities; and (f) reviewed the Terra Offer Documents and certain related documents.

        We have assumed and relied upon without independent verification the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company, and formed a substantial basis for this opinion. With respect to the financial projections for the Company provided to us by or discussed with the management of the Company, including information relating to certain strategic, financial and operational benefits anticipated from the Proposed Transaction, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. As you know, we have not been provided with access to management or internal financial information or projections of future performance of the Bidder and instead have relied on publicly available information, certain research analyst estimates for the Bidder, as well as the assessments of the management of the Company and other information provided by the Company with respect to such matters. For purposes of rendering this opinion, we have assumed that there has not occurred any material change in the assets, financial condition, results of operations, business or prospects of the Company or the Bidder since the respective dates of the most recent financial statements and other information, financial or otherwise, relating to the Company and Bidder, respectively, made available to us. For purposes of our review of the Offer, we have assumed that the Proposed Transaction would be consummated as contemplated in the Offer Documents, including without limitation, that the Terra Offer would be terminated, and that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the Proposed Transaction, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the Proposed Transaction. We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Company and its legal, tax or regulatory advisors with respect to legal, tax, or regulatory matters. In addition, you have not asked us to address, and this opinion does not address, (i) the adequacy to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of the Company Common Stock or (ii) the fairness of the amount or nature of any compensation to be paid or payable to any of the Company's officers, directors or employees or the Company, or any class of such persons, relative to the Offer Consideration to be received by the holders of the Company Common Stock in the Proposed Transaction.

        With respect to our review of information supplied or otherwise made available to us by the management of the Company relevant to our consideration of the Terra Offer, we have assumed and relied upon without independent verification the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company. With respect to information relating to certain strategic, financial and operational benefits anticipated from the consummation of the Terra Offer provided to us by the management of the Company, we have assumed that it has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of Terra. As you know, we have not been provided with access to management or internal financial information or projections of future performance of Terra, and instead have relied on publicly available information, certain research analyst estimates for Terra, as well as the assessments of the management of the Company and other information provided by the Company with respect to such matters. We have assumed that there has not occurred any material change in the assets, financial condition, results of operations, business or prospects of Terra since the date of its most recent financial statements and other information, financial or otherwise, relating to Terra made available to us. For the purposes of our review of the Terra Offer, we have assumed that it will be consummated as contemplated in the Terra Offer Documents.

        We have not made any independent valuation or appraisal of the assets or liabilities of the Company or the Bidder, nor have we been furnished with any such appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

        Our opinion does not address the relative merits of the Proposed Transaction as compared to the Terra Offer or any other alternative business transaction, or other alternatives, or whether such alternatives could be achieved. Although we considered the Terra Offer as one of the many factors in our analysis, our opinion does not address the Terra Offer. In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition, business combination or other extraordinary transaction, involving the Company, nor did we negotiate with any party, including the Bidder, with respect to the possible acquisition, business combination or other extraordinary transaction involving the Company.

        We have acted as financial advisor to the Board of Directors of the Company in connection with the Offer and will receive a fee for our services, a portion of which is contingent upon the rendering of this financial opinion. In addition, we are currently providing financial advisory services to CF Industries in connection with the Terra Offer, and will receive a fee for our services, a substantial portion of which is contingent upon the closing of the acquisition of Terra. In the two years prior to the date hereof, we have provided financial advisory and financing services to the Company and have received fees in connection with such services. Morgan Stanley may also seek to provide such services to the Bidder and the Company in the future and expects to receive fees for the rendering of these services.

        Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of their customers, in debt or equity securities or loans of the Bidder, the Company, Terra or any other company, or any currency or commodity, that may be involved in the Proposed Transaction, or any related derivative instrument.

        This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with this transaction. This opinion is not intended to be and shall not constitute a recommendation to any holder of the Company Common Stock as to whether to tender such Company Common Stock pursuant to the Offer, whether to vote in favor of the Terra Offer at the shareholders' meeting to be held in connection with the Terra Offer, or take any other action in connection with the Proposed Transaction or the Terra Offer. In addition, this opinion does not in any manner address the prices at which the Company Common Stock, Terra Common Stock or Bidder Common Stock will actually trade at any time.

        Based on and subject to the foregoing, we are of the opinion on the date hereof that the Offer Consideration to be received by the holders of shares of the Company Common Stock pursuant to the Offer is inadequate from a financial point of view to such holders.

Very truly yours,
MORGAN STANLEY & CO. INCORPORATED
By:	/s/ ROBERT KINDLER Robert Kindler Vice Chairman

 ANNEX C

Opinion of Rothschild Inc.

March 22, 2009

The Board of Directors
CF Industries Holdings, Inc.
4 Parkway North, Suite 400
Deerfield, Illinois 60015-2590

To the Members of the Board of Directors:

        We understand that on March 16, 2009, North Acquisition Co., a wholly-owned subsidiary of Agrium Inc. ("Agrium"), commenced an offer to exchange (the "Offer") each outstanding share of the common stock (collectively, the "Securities") of CF Industries Holdings, Inc. (the "Company") for one of the following (the "Consideration"): (i) U.S. $31.70 in cash, without interest, and one share of Agrium common stock (the "Agrium Common Stock"); (ii) subject to proration as described in the Offer Documents (as defined below), 1.7866 shares of Agrium Common Stock; or (iii) subject to proration as described in the Offer Documents, U.S. $72.00 in cash, without interest, as more fully described in the Offer to Exchange (the "Offer to Exchange") and the related Letter of Transmittal, each contained in the Tender Offer Statement filed with the Securities and Exchange Commission on Schedule TO (the "Tender Offer Statement"), and the registration statement on Form F-4 in respect of the Agrium Common Stock (together with the Offer to Exchange, the related Letter of Transmittal, and the Tender Offer Statement, the "Offer Documents"). The Offer Documents provide that if the Offer is consummated, Agrium intends to seek to effect the merger of North Acquisition Co. with and into the Company (the "Merger"). The Offer Documents further provide that the aggregate cash consideration to be paid by Agrium in the Offer and the Merger will not exceed approximately U.S. $1.6 billion and the aggregate stock consideration to be paid by Agrium in the Offer and the Merger will not exceed approximately 50.2 million shares of Agrium Common Stock. In light of the Offer, the board of directors of the Company (the "Board" or "you") has requested our opinion as to whether the Consideration is adequate from a financial point of view to the holders of the Securities.

        We also understand that on February 23, 2009, Composite Acquisition Corporation, a direct wholly-owned subsidiary of the Company, commenced an offer to exchange (the "Terra Offer") each outstanding share of common stock, without par value (the "Terra Common Stock"), of Terra Industries Inc. ("Terra") for 0.4235 shares of the Securities, upon the terms and subject to the conditions set forth in the Offer to Exchange (the "Terra Offer to Exchange") and the related Letter of Transmittal, each contained in the Tender Offer Statement filed with the Securities and Exchange Commission on Schedule TO (the "Terra Tender Offer Statement") and the registration statement on Form S-4 in respect of the Securities (together with the Terra Offer to Exchange, the related Letter of Transmittal and the Terra Tender Offer Statement, the "Terra Offer Documents"). The terms and conditions of the Terra Offer are more fully set forth in the Terra Offer Documents.

        In arriving at our opinion set forth below, we have, among other things: (i) reviewed the Offer Documents and certain related documents; (ii) reviewed certain publicly available business and financial information, including certain research analyst reports and estimates, concerning the Company and Agrium, respectively, and the respective industries in which they operate; (iii) compared the proposed financial terms of the Offer with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration received in such transactions; (iv) compared the financial and operating performance of the Company and Agrium, respectively, with publicly available information concerning certain other companies we deemed relevant, including data relating to public market trading levels and implied multiples for selected acquisition transactions; (v) reviewed the current and historical market prices of the Securities and the Agrium Common Stock, respectively, and compared them with those of certain publicly traded securities of such other companies that we deemed relevant; (vi) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business and reviewed certain strategic, financial and operational benefits anticipated by Agrium from the consummation of the Offer; (vii) reviewed the pro forma impact of the Offer on Agrium's earnings per share, consolidated capitalization and other financial ratios; and (viii) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion. In addition, we have held discussions with certain members of management of the Company with respect to the Offer, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, certain strategic, financial and operational benefits anticipated from the consummation of the Offer, and certain other matters we believed necessary or appropriate to our inquiry.

        In addition, we have: (i) reviewed the Terra Offer Documents and certain related documents; (ii) reviewed certain publicly available business and financial information, including certain research analyst reports and estimates, concerning Terra and the industry in which it operates; (iii) compared the financial and operating performance of Terra with publicly available information concerning certain other companies we deemed relevant, including data relating to public market trading levels and implied multiples for selected acquisition transactions; (iv) reviewed the current and historical market prices of the Terra Common Stock and compared them with those of certain publicly traded securities of such other companies that we deemed relevant; (v) discussed with certain members of management of the Company the past and current operations and financial condition and the prospects of Terra, including information relating to certain strategic, financial and operational benefits anticipated from the consummation of the Terra Offer prepared by the management of the Company; and (vi) reviewed the pro forma impact of the Terra Offer on the Company's earnings per share, consolidated capitalization and other financial ratios.

        In giving our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to us by the Company, its associates, affiliates and advisors, or otherwise reviewed by or for us, and we have not assumed any responsibility or liability therefor. We have not conducted any valuation or appraisal of any assets or liabilities, nor have any such valuations or appraisals been provided to us, and we do not express any opinion as to the value of such assets or liabilities. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or the facilities of the Company or Agrium. In relying on financial analyses and forecasts provided to us or discussed with us by the Company, including information relating to certain strategic, financial and operational benefits anticipated from the consummation of the Offer, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by the Company's management as to the expected future results of operations and financial condition of the Company. As you know, we have not been provided with access to management or internal financial information or projections of future performance of Agrium, and instead have relied on publicly available information, certain research analyst estimates for Agrium, as well as the assessment of the management of the Company and other information provided by the Company with respect to such matters. In relying on certain research analyst estimates for Agrium, we have assumed that such estimates have been reasonably prepared on bases that reasonably reflect the expected future results of operations and financial condition of Agrium. We express no view as to the reasonableness of such financial analyses and forecasts or any assumption on which they are based. We have assumed that the Offer would be consummated as contemplated in the Offer Documents, including, without limitation, that the Terra Offer would be terminated, and that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the Offer, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the Offer. In rendering this opinion, we express no view as to the reasonableness of such financial analyses and forecasts or any assumption on which they are based. For purposes of rendering this opinion, we have assumed that there has not occurred any material change in the assets, financial condition, results of operations, business or prospects of the Company or Agrium since the respective dates of the most recent financial statements and other information, financial or otherwise, relating to the Company and Agrium, respectively, made available to us. We have relied as to all legal, tax and regulatory matters relevant to rendering our opinion upon the advice of counsel to the Company.

        With respect to our review of information supplied or otherwise made available to us by the management of the Company relevant to our consideration of the Terra Offer, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to us by the Company, its associates, affiliates and advisors, or otherwise reviewed by or for us, and we have not assumed any responsibility or liability therefor. In addition, we have not conducted, nor have we assumed any obligation to conduct, any physical inspection of the properties or the facilities of Terra. In relying on information relating to certain strategic, financial and operational benefits anticipated from the consummation of the Terra Offer provided to us or discussed with us by the Company, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by the Company's management as to such anticipated benefits. As you know, we have not been provided with access to management or internal financial information or projections of future performance of Terra, and instead have relied on publicly available information, certain research analyst estimates for Terra, as well as the assessment of the management of the Company and other information provided by the Company with respect to such matters. In relying on certain research analyst estimates for Terra, we have assumed that such estimates have been reasonably prepared on bases that reasonably reflect the expected future results of operations and financial condition of Terra. We express no view as to the reasonableness of such financial analyses and forecasts or any assumption on which they are based. We have assumed that there has not occurred any material change in the assets, financial condition, results of operations, business or prospects of Terra since the date of its most recent financial statements and other information, financial or otherwise, relating to Terra made available to us. For purposes of our review of the Terra Offer, we have assumed that it will be consummated as contemplated in the Terra Offer Documents.

        Our opinion is necessarily based on securities markets, economic, monetary, financial and other general business and financial conditions as they exist and can be evaluated on, and the information made available to us as of, the date hereof and the conditions, prospects, financial and otherwise, of the Company, Terra and Agrium, and their respective subsidiaries and affiliates, as they were reflected in the information provided to us and as they were represented to us in discussions with management of the Company. We are expressing no opinion herein as to the price at which the Securities, the Terra Common Stock or the Agrium Common Stock will trade at any future time. Our opinion is limited to the adequacy, from a financial point of view, to the holders of the Securities, of the Consideration to be received by such holders in the Offer and we express no opinion as to any underlying decision which the Company may make to engage in the Offer, the Terra Offer or any alternative transaction. Although we considered the Terra Offer, our opinion does not address the Terra Offer. In arriving at our opinion, we were not authorized to solicit, and we did not solicit, interest from any party, including Agrium, with respect to the acquisition, business combination or other extraordinary transaction, involving the Company, nor did we negotiate with any such parties.

        We are acting as financial advisor to the Company with respect to the Offer and will receive a fee from the Company for our services, part of which is payable upon the delivery of this opinion to the Company, whether or not the Offer is consummated. Please be advised that we are currently engaged to provide financial advisory services to the Company in connection with the Terra Offer, and will receive a fee for our services, a substantial portion of which is contingent upon the closing of the acquisition of Terra, and we or our affiliates may in the future provide financial services to the Company, Terra and/or Agrium in the ordinary course of our businesses from time to time and may receive fees for the rendering of such services. In addition, in the past two years, we have provided financial advisory services to the Company and/or its affiliates and have been paid customary fees for such services.

        This opinion is provided for the benefit of the Board in connection with and for the purposes of its evaluation of the Offer. This opinion does not constitute a recommendation to the Board as to whether to approve the Offer or the Terra Offer or a recommendation to any holders of the Securities as to whether to tender in the Offer or how to vote or otherwise act with respect to the Offer, the Terra Offer or any other matter, should the Offer, the Terra Offer or any other matter come to a vote of the holders of the Securities. In addition, you have not asked us to address, and this opinion does not address, (i) the adequacy to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of the Securities or (ii) the fairness of the amount or nature of any compensation to be paid or payable to any of the Company's officers, directors or employees or the Company, or any class of such persons, whether relative to the Consideration to be paid to the holders of the Securities in the Offer or otherwise. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. Notwithstanding the foregoing, this opinion may be reproduced in full in any filing the Company is required to make with the Securities and Exchange Commission with respect to the Offer, provided that any description or reference to us or summary of this opinion and the related analyses in such filing is in a form acceptable to us and our legal counsel.

        This opinion is given as of the date hereof and, although we reserve the right to change or withdraw this opinion if we learn that any of the information that we relied upon in preparing this opinion was inaccurate, incomplete or misleading in any material respect, we disclaim any obligation to change or withdraw this opinion, to advise any person of any change that may come to our attention or to update this opinion after the date hereof. This opinion has been approved by the Investment Banking Committee of Rothschild Inc., with the advice and counsel of the Opinion Subcommittee thereof.

        On the basis of and subject to the foregoing and such other matters as we considered relevant, it is our opinion as investment bankers that as of the date hereof the Consideration in the Offer is inadequate, from a financial point of view, to the holders of the Securities.

Very truly yours,
ROTHSCHILD INC.

 Exhibit (a)(2)

March 23, 2009

CF INDUSTRIES' BOARD RECOMMENDS THAT YOU REJECT AGRIUM'S OFFER

Dear Fellow CF Industries Stockholder:

On March 16, 2009, Agrium Inc. commenced an exchange offer to acquire your shares at an exchange ratio of 1.0 common share of Agrium common stock plus $31.70 in cash, or 1.7866 Agrium common shares (subject to proration) or $72.00 in cash (subject to proration), per CF Industries common share.

  Following a careful review of all aspects of the Agrium offer with management and its legal and financial advisors, your board concluded that Agrium's offer is grossly inadequate, substantially undervalues CF Industries and is not in the best interests of CF Industries and its stockholders.

CF Industries' board of directors believes that the continued pursuit of CF Industries' long-term strategy, including its proposed strategic business combination with Terra Industries Inc., will create superior value for CF Industries stockholders and provide a significantly better growth platform than a combination with Agrium.

CF Industries' board of directors considered numerous factors in making its recommendation, including the following:

•
Agrium's offer is grossly inadequate and substantially undervalues CF Industries.    The Board believes that Agrium's offer does not fully reflect the intrinsic value of CF Industries, resulting in virtually no economic premium to CF Industries stockholders, and no premium for control of CF Industries. The inadequacy of the premium is particularly striking when measured against recent historical periods prior to the announcement of Agrium's proposal on February 25, 2009. Based on daily closing prices of Agrium shares and CF Industries shares, the implied value of Agrium's offer represented a premium of only 1.8% during the one-year period prior to February 25, 2009.

•
The timing of Agrium's offer is opportunistic.    The opportunistic timing of the offer, which includes a substantial cash component, takes advantage of the recent decline in share prices across the fertilizer sector and global equity markets, inflating the premium described by Agrium in their prospectus. Agrium's CEO has acknowledged publicly that Agrium is attempting to buy CF Industries at a low valuation multiple, at a low point in the fertilizer cycle and at a low point in the stock markets.

•
The cash-and-stock nature of Agrium's offer is disadvantageous to CF Industries stockholders.    Approximately 44% of the total consideration is payable in cash. As a result, if the Agrium transaction were completed, CF Industries stockholders would be unable to participate in any recovery of the fertilizer sector or the global equity markets to the extent of the cash consideration. In addition, the substantial cash component prevents CF Industries stockholders from fully participating in the realization of any synergies resulting from the consummation of the transaction. Agrium has also elected to structure the offer and the second-step merger as a fully taxable transaction, which eliminates the ability of CF Industries stockholders, even stockholders that elect and receive 100% of the consideration payable in the offer or second-step merger in Agrium common shares, to determine when to recognize a gain or loss on their CF Industries shares.

•
The cash component of the Agrium offer represents no net increase in value to CF Industries stockholders.    CF Industries' own cash and debt capacity at December 31, 2008 generates more than $30 per CF Industries common share. The cash component of Agrium's offer is being effectively funded by CF Industries and its stockholders receive virtually no additional cash value from the Agrium offer. As a result, CF Industries is itself funding the cash in Agrium's offer and CF Industries stockholders are being asked to exchange a share of CF Industries, the best performing stock in the peer group, for a share of Agrium, one of the worst performing stocks in the peer group.

•
Agrium's offer is fundamentally at odds with CF Industries' long-term strategy, which has proven to be very successful.    The offer is counter to CF Industries' long-term strategy, which focuses on the higher-margin businesses of manufacturing and wholesale distribution of nitrogen and phosphate fertilizers. CF Industries' board of directors believes that continuing to pursue this strategy as a standalone company will deliver more value to stockholders of CF Industries than the offer. In contrast, Agrium has pursued the opposite strategy, emphasizing and investing in a large retail, lower-margin business (representing approximately 55% of Agrium's 2008 revenue) that competes directly with Agrium's and CF Industries' wholesale customers.

•
CF Industries' record demonstrates the success of its business strategy; Agrium has underperformed.    The board of directors believes that CF Industries' successful operational track record and strategies for growth have been recognized by the market. At the same time, Agrium has significantly underperformed CF Industries and the global peer group. From CF Industries' initial public offering through January 15, 2009, CF Industries shares increased 192%, outperforming the global peer group, which increased 87%. During this time, Agrium common shares increased only 34%.

•
Agrium's offer is an attempt to interfere with CF Industries' proposed strategic business combination with Terra Industries.    The board of directors believes that a business combination with Terra will create superior value for CF Industries stockholders and a significantly better growth platform than a combination with Agrium. In fact, the board believes that the Agrium offer is a transparent attempt to derail CF Industries' proposed business combination with Terra.

•
The combination of Agrium and CF Industries may expose CF Industries' stockholders to significant risks and uncertainties.
–
The synergies assumed in Agrium's offer are poorly delineated and uncertain.
–
The Board believes that CF Industries' phosphate business is of substantially higher quality than Agrium's phosphate business.
–
Several of Agrium's expansion projects and investments in nitrogen manufacturing have underperformed and/or resulted in substantial write-downs.
–
The market has reacted negatively to Agrium's offer.

2

CF INDUSTRIES' BOARD WILL CONTINUE TO WORK IN YOUR BEST INTERESTS

CF Industries' board of directors has made its recommendation to reject Agrium's offer because the board of directors believes that the offer is grossly inadequate and substantially undervalues CF Industries, is fundamentally at odds with CF Industries' long-term strategy which has been very successful, and exposes CF Industries and its stockholders to significant risks and uncertainties.

CF Industries' board and management team will continue to act in the best interests of CF Industries and its stockholders. We encourage you to read the enclosed Schedule 14D-9, which provides further details with regard to the Board's recommendation and discusses the factors that the Board carefully considered and evaluated in making its decision to reject Agrium's offer.

If you have any questions concerning CF Industries' Schedule 14D-9 or require additional copies of any materials filed with the Securities and Exchange Commission, please contact our information agent, Innisfree M&A, toll-free at (877) 456-3507.

Thank you for your continued support and we appreciate your interest in CF Industries.

Sincerely,

Stephen R. Wilson
Chairman, President and Chief Executive Officer

3

 Exhibit (e)(1)

Excerpts from CF Industries Holdings, Inc.'s Definitive Proxy Statement on
Schedule 14A, relating to the 2009 Annual Meeting of Stockholders, filed with the
Securities and Exchange Commission on March 16, 2009

Common Stock Ownership of Directors and Management

The following table sets forth information, as of March 11, 2009, concerning the beneficial ownership of our common stock by:

•
each director and each of the executive officers named in the summary compensation table of this proxy statement, and

•
all directors and executive officers as a group.

	Amount and Nature of Beneficial Ownership(1)
Name of Beneficial Owner	Shares of Common Stock Owned Directly or Indirectly(2)	Shares of Common Stock that can be Acquired within 60 Days(3)	Total Shares of Common Stock	Percent of Class
Robert C. Arzbaecher	14,865	—	14,865	*
Wallace W. Creek	12,865	—	12,865	*
William Davisson	8,954	—	8,954	*
Stephen A. Furbacher	1,593	—	1,593	*
David R. Harvey	10,165	—	10,165	*
John D. Johnson	9,626	—	9,626	*
Edward A. Schmitt	19,865	—	19,865	*
Stephen R. Wilson	118,570	1,027,433	1,146,003	2.4%
Anthony J. Nocchiero	16,700	9,334	26,034	*
David J. Pruett(4)	19,010	101,267	120,277	*
Douglas C. Barnard(5)	14,090	15,733	29,823	*
Philipp P. Koch	7,040	30,167	37,207	*
Monty R. Summa(6)	—	7,484	7,484	*
All directors and executive officers as a group (17 persons)	270,223	1,198,686	1,468,909	3.0%

*
Less than 1%

(1)
Unless otherwise indicated, beneficial ownership consists of sole power to vote or direct the vote and sole power to dispose or direct the disposition of the shares listed, either individually or jointly or in common with the individual's spouse, subject to community property laws where applicable.

(2)
The shares indicated for each of Messrs. Arzbaecher, Creek, Davisson, Furbacher, Harvey, Johnson, and Schmitt include 474 shares of restricted stock granted under our 2005 Equity and Incentive Plan that have not yet vested. The shares indicated for Messrs. Wilson, Nocchiero, Pruett, Barnard, and Koch include, respectively, 73,470, 7,300, 9,010, 10,090, and 7,040 shares of restricted stock granted under our 2005 Equity and Incentive Plan that have not yet vested. These shares of restricted stock can be voted during the vesting period.

(3)
The shares indicated for Messrs. Wilson, Nocchiero, Pruett, Barnard, Koch, and Summa represent shares underlying stock options granted under our 2005 Equity and Incentive Plan that have already vested or that will vest within 60 days. The shares underlying these stock options cannot be voted.

(4)
As previously announced, Mr. Pruett is leaving the company effective March 31, 2009.

(5)
Mr. Barnard also holds 2,499 additional "phantom" shares as a deemed investment under our Supplemental Benefit and Deferral Plan (a non-qualified benefits restoration and deferred compensation plan). These phantom shares cannot be voted.

(6)
Mr. Summa served as our Vice President, Sales through December 31, 2008.

 EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth the total compensation we provided with respect to the years ended December 31, 2006, 2007, and 2008 for (i) our principal executive officer, (ii) our principal financial officer, (iii) our three other most highly compensated executive officers (as determined on the basis of their total compensation for 2008 other than changes in pension value and nonqualified deferred compensation earnings), and (iv) our former vice president, sales (who retired December 31, 2008). We refer to these six individuals in this proxy statement as our named executive officers.

Name and Principal Position	Year	Salary(1) ($)	Stock Awards(2) ($)	Option Awards(2) ($)	Non-equity Incentive Plan Compen- sation(1)(3) ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings(4)(5) ($)	All Other Compen- sation(6) ($)	Total ($)
Stephen R. Wilson	2008	900,000	652,985	2,781,847	1,800,000	701,270	110,618	6,946,720
President and Chief	2007	780,000	381,033	3,290,078	1,404,000	829,601	77,774	6,762,486
Executive Officer	2006	750,000	109,432	2,983,812	1,093,500	611,133	75,343	5,623,220
Anthony J. Nocchiero(7)	2008	375,000	109,014	158,648	450,000	—	36,897	1,129,559
Senior Vice President and	2007	238,767	41,362	53,580	286,521	—	16,212	636,442
Chief Financial Officer
David J. Pruett(8)	2008	320,000	82,008	377,867	352,000	—	33,591	1,165,466
Senior Vice President,	2007	308,000	42,751	480,182	308,000	—	30,124	1,169,057
Operations	2006	280,000	11,485	436,798	226,800	—	27,103	982,186
Douglas C. Barnard	2008	335,000	96,738	387,420	402,000	—	35,384	1,256,542
Vice President, General	2007	310,000	47,641	467,870	310,000	—	30,387	1,165,898
Counsel, and Secretary	2006	285,000	12,069	419,009	207,765	—	27,739	951,582
Philipp P. Koch	2008	285,000	63,088	275,618	256,500	67,485	28,855	976,546
Vice President, Supply	2007	270,000	34,102	347,538	216,000	45,694	25,616	938,950
Chain	2006	258,000	9,149	312,921	167,184	43,570	24,116	814,940
Monty R. Summa(9)	2008	300,000	69,003	254,827	360,000	72,865	31,065	1,087,760
(Former) Vice President,	2007	279,000	34,973	299,561	279,000	44,652	27,232	964,418
Sales	2006	254,000	8,955	263,756	185,166	42,716	24,549	779,142

(1)
Amounts in these two columns represent base salary and non-equity incentive plan compensation earned in 2006, 2007, and 2008 regardless of when such amounts are paid in cash.

(2)
Amounts in these two columns represent the annual compensation expense for 2006, 2007, and 2008 computed in accordance with SFAS 123(R) (without taking into account any estimate of forfeitures related to service-based vesting conditions) of the restricted stock awards and the stock option awards that we granted to the named executive officers in 2005, 2006, 2007, and 2008 pursuant to our 2005 Equity and Incentive Plan. Our assumptions with respect to the SFAS 123(R) valuation of these equity awards are described in the footnotes to our audited financial statements as of and for the year ended December 31, 2008. Additional information with respect to the restricted stock and stock option awards for 2005, 2006, 2007, and 2008 is set forth below under the headings "Grants of Plan-based Awards" and "Outstanding Equity Awards at Fiscal Year End."

(3)
Amounts in this column represent amounts that the named executive officers earned with respect to the years ended December 31, 2006, 2007, and 2008 as the result of annual incentive awards we granted to the named executive officers pursuant to our 2005 Equity and Incentive Plan. Additional information with respect to these annual incentive awards for 2008 is set forth below under the heading "Grants of Plan-based Awards."

(4)
Amounts in this column represent the aggregate changes over 2006, 2007, and 2008 in the actuarial present value of the named executive officer's accumulated pension benefits under our Retirement Income Plan (a tax-qualified defined benefit pension plan) and our Supplemental Benefit and Deferral Plan (a nonqualified benefits restoration and deferred compensation plan). Our assumptions with respect to the determination of this value are described in the footnotes to our audited financial statements as of and for the year ended December 31, 2008. For this purpose, we have also assumed retirement at age 65. Additional information with respect to our defined benefit pension plans is set forth below under the heading "Retirement Benefits." Messrs. Nocchiero, Pruett, and Barnard are ineligible for defined benefit pension benefits under these plans since their employment commenced after our Retirement Income Plan had been closed to new participants on December 31, 2003.

(5)
This column does not include any above-market or preferential earnings with respect to nonqualified deferred compensation, since all earnings were determined by a third-party plan administrator and set to equal the published total return on notional capital market investments selected in advance by the named executive officers. Additional information with respect to the named executive officers' nonqualified deferred compensation earnings is set forth below under the heading "Nonqualified Deferred Compensation."

(6)
Amounts in this column represent (i) employer contributions and credits to our Thrift Savings Plan (a tax-qualified defined contribution retirement plan) and to our Supplemental Benefit and Deferral Plan, (ii) employer-paid term life insurance premiums, (iii) dividends on restricted stock, and (iv) tax gross-up payments, in each case as set forth in the following table.

Name	Year	Employer Contributions and Credits to Retirement Plans ($)	Employer- paid Life Insurance Premiums ($)	Dividends on Restricted Stock ($)	Tax Gross-up Payments ($)	Total ($)
Stephen R. Wilson	2008	81,000	1,864	27,754	—	110,618
	2007	70,840	2,318	4,616	—	77,774
	2006	66,950	2,313	2,004	4,076	75,343
Anthony J. Nocchiero	2008	33,750	707	2,440	—	36,897
	2007	15,387	549	276	—	16,212
David J. Pruett	2008	28,800	1,409	3,382	—	33,591
	2007	27,833	1,739	552	—	30,124
	2006	25,157	1,581	236	129	27,103
Douglas C. Barnard	2008	30,150	1,476	3,758	—	35,384
	2007	28,041	1,750	596	—	30,387
	2006	25,520	1,610	248	361	27,739
Philipp P. Koch	2008	25,650	537	2,668	—	28,855
	2007	24,508	635	440	33	25,616
	2006	23,145	607	188	176	24,116
Monty R. Summa	2008	27,000	1,321	2,744	—	31,065
	2007	25,216	1,576	440	—	27,232
	2006	22,824	1,434	184	107	24,549

None of the named executive officers received any perquisites or personal benefits during 2006, 2007, or 2008 with an aggregate value of $10,000 or more. Mr. Wilson receives no additional compensation for his service as a director or as the chairman of our board of directors.

(7)
Mr. Nocchiero joined us on April 27, 2007, and his compensation is reported only from such date forward.

(8)
As previously announced, Mr. Pruett is leaving the company effective March 31, 2009.

(9)
Mr. Summa retired on December 31, 2008. When Mr. Summa retired and ceased to be an employee, he forfeited all of his outstanding restricted stock awards and that portion of his outstanding stock option awards which had not yet vested.

Grants of Plan-based Awards

The following table shows all plan-based awards that we granted for the year ended December 31, 2008 to each of the named executive officers. Additional information regarding these awards is set forth above under the heading "Summary Compensation Table."

					All Other Stock Awards: Number of Shares of Stock or Units(2) (#)	All Other Option Awards: Number of Securities Underlying Options(2) (#)
		Estimated Future Payouts Under Non-equity Incentive Plan Awards(1)					Exercise or Base Price of Option Awards(2) ($/Sh)	Grant Date Fair Value of Stock and Option Awards(3) ($)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)
Stephen R. Wilson	12/21/07	450,000	900,000	1,800,000
	8/11/08				8,170	27,470	125.33	2,771,269
Anthony J. Nocchiero	12/21/07	112,500	225,000	450,000
	8/11/08				2,400	8,080	125.33	814,748
David J. Pruett	12/21/07	88,000	176,000	352,000
	8/11/08				1,110	3,730	125.33	376,376
Douglas C. Barnard	12/21/07	100,500	201,000	402,000
	8/11/08				1,390	4,660	125.33	470,624
Philipp P. Koch	12/21/07	64,125	128,250	256,500
	8/11/08				740	2,490	125.33	251,129
Monty R. Summa	12/21/07	90,000	180,000	360,000
	8/11/08				920	3,110	125.33	313,126

(1)
Messrs. Wilson, Nocchiero, Pruett, Barnard, Koch, and Summa were assigned target award opportunities equal to 100%, 60%, 55%, 60%, 45%, and 60% of their respective base salaries. The terms and conditions of these awards are described above under the heading "Compensation Discussion and Analysis—Short-term Incentives." We recently determined the amounts that each of the named executive officers had earned with respect to these awards, based on our actual financial results for 2008, as set forth above under the heading "Summary Compensation Table."

(2)
The shares of restricted stock will vest on the third anniversary of the grant date, subject to earlier forfeiture or accelerated vesting. Until vested, the shares of restricted stock may not be sold, assigned, transferred, donated, pledged, or otherwise disposed of (except by will or the laws of descent and distribution). We will pay dividends on the restricted stock to the named executive officers during the vesting period. Subject to earlier forfeiture or accelerated vesting, the options will generally become exercisable in three equal annual installments following the date of grant and will expire ten years from the date of grant. The accelerated vesting provisions and the other terms and conditions of these restricted stock and stock option awards are described above under the heading "Compensation Discussion and Analysis—Long-term Incentives."

(3)
Amounts in this column represent the grant date fair value computed in accordance with SFAS 123(R) (without taking into account any estimate of forfeitures related to service-based vesting conditions) of the restricted stock and stock option awards that we granted to the named executive officers pursuant to our 2005 Equity and Incentive Plan. Our assumptions with respect to the SFAS 123(R) valuation of these equity awards are described in the footnotes to our audited financial statements as of and for the year ended December 31, 2008.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth certain information concerning the outstanding equity awards held as of December 31, 2008 by each of the named executive officers. Additional information with respect to the equity awards granted during 2008 is set forth above under the heading "Grants of Plan-based Awards."

	Option Awards(1)(3)				Stock Awards(2)(3)
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Stephen R. Wilson	908,400	—	16.00	8/10/15	—	—
	103,933	51,967	14.83	8/10/16	50,100	2,462,916
	18,100	36,200	51.95	8/10/17	15,200	747,232
	—	27,470	125.33	8/11/18	8,170	401,637
Anthony J. Nocchiero(4)	4,133	8,267	40.59	5/8/17	4,000	196,640
	1,067	2,133	51.95	8/10/17	900	44,244
	—	8,080	125.33	8/11/18	2,400	117,984
David J. Pruett(5)	86,600	—	16.00	8/10/15	—	—
	12,267	6,133	14.83	8/10/16	5,900	290,044
	2,400	4,800	51.95	8/10/17	2,000	98,320
	—	3,730	125.33	8/11/18	1,110	54,568
Douglas C. Barnard	12,800	6,400	14.83	8/10/16	6,200	304,792
	2,933	5,867	51.95	8/10/17	2,500	122,900
	—	4,660	125.33	8/11/18	1,390	68,332
Philipp P. Koch	20,800	—	16.00	8/10/15	—	—
	7,467	4,933	14.83	8/10/16	4,700	231,052
	1,900	3,800	51.95	8/10/17	1,600	78,656
	—	2,490	125.33	8/11/18	740	36,378
Monty R. Summa(6)	2,750	—	16.00	8/10/15	—	—
	4,734	4,733	14.83	8/10/16	4,600	226,136
	2,133	4,267	51.95	8/10/17	1,800	88,488
	—	3,110	125.33	8/11/18	920	45,227

(1)
The stock options were granted on the dates that are ten years prior to the option expiration dates shown in the same row of the table in each instance.

(2)
The shares of restricted stock were granted on the same dates as the stock options shown in the same row of the table in each instance.

(3)
The shares of restricted stock will vest on the third anniversary of the grant date, subject to earlier forfeiture or accelerated vesting. Until vested, the shares of restricted stock may not be sold, assigned, transferred, donated, pledged, or otherwise disposed of (except by will or the laws of descent and distribution). We will pay dividends on the restricted stock to the named executive officers during the vesting period. Subject to earlier forfeiture or accelerated vesting, the options will generally become exercisable in three equal annual installments following the date of grant and will expire ten years from the date of grant. The accelerated vesting provisions and the other terms and conditions of the restricted stock and stock option awards granted in 2008 are described above under the heading "Compensation Discussion and Analysis—Long-term Incentives."

(4)
Mr. Nocchiero joined us on April 27, 2007.

(5)
As previously announced, Mr. Pruett is leaving the company effective March 31, 2009.

(6)
Mr. Summa retired on December 31, 2008. When Mr. Summa retired and ceased to be an employee, he forfeited all of his outstanding restricted stock awards and that portion of his outstanding stock option awards which had not yet vested.

Option Exercises and Stock Vested

The following table sets forth certain information concerning stock option exercises during the year ended December 31, 2008 by each of the named executive officers. None of the named executive officers acquired any shares upon the vesting of restricted stock during 2008.

Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)
Stephen R. Wilson	265,000	30,260,476
Anthony J. Nocchiero(1)	—	—
David J. Pruett	25,000	3,081,284
Douglas C. Barnard	89,100	9,963,759
Philipp P. Koch	29,000	3,338,110
Monty R. Summa	31,450	3,579,413

(1)
Mr. Nocchiero joined us on April 27, 2007.

Retirement Benefits

The following table sets forth certain information concerning accumulated retirement benefits as of December 31, 2008 for each of the named executive officers.

Name	Plan Name(1)	Number of Years Credited Service(2) (#)	Present Value of Accumulated Benefit(2)(3) ($)	Payments During Last Fiscal Year ($)
Stephen R. Wilson	Retirement Income Plan	17.0	432,042	—
	Supplemental Benefit and Deferral Plan	17.0	2,991,395	—
Anthony J. Nocchiero(4)
David J. Pruett(4)
Douglas C. Barnard(4)
Philipp P. Koch	Retirement Income Plan	4.5	91,123	—
	Supplemental Benefit and Deferral Plan	4.5	116,897	—
Monty R. Summa	Retirement Income Plan	4.4	85,406	—
	Supplemental Benefit and Deferral Plan	4.4	117,827	—

(1)
Our Retirement Income Plan is a tax-qualified defined benefit pension plan. Our Supplemental Benefit and Deferral Plan is a nonqualified benefits restoration and deferred compensation plan.

(2)
The combined annual pension benefit under our Retirement Income Plan and our Supplemental Benefit and Deferral Plan assuming retirement at age 65 is equal to the product of (i) 1.75% times (ii) highest average earnings (base salary plus annual incentive earnings) over any consecutive 60 months times (iii) years of eligible service, reduced by a Social Security offset allowance; provided, however, that the combined annual pension benefit will be capped at $400,000 per year. Benefits under our Retirement Income Plan are paid on a straight line annuity basis, but married participants are paid a reduced qualified joint and survivor annuity unless they elect a straight line annuity. Benefits under our Supplemental Benefit and Deferral Plan are paid in a lump sum unless the participant has elected a form of annuity permitted under our Retirement Income Plan. A special spousal benefit is payable as either an annuity or a lump sum in the event of a participant's death while an active employee. Participants who retire early between the ages of 55 and 65 will be entitled to receive a reduced annual pension benefit as set forth in the following table. Messrs. Wilson, Koch, and Summa are 60, 57, and 56 years old, respectively. Except as discussed below under the heading "Change in Control Benefits," we have no policy for granting extra years of age or service credit.

Payments Begin at Age	Percent of Full Benefit
65	100.00%
64	93.33%
63	86.67%
62	80.00%
61	73.33%
60	66.67%
59	63.33%
58	60.00%
57	56.67%
56	53.33%
55	50.00%
(3)
Amounts in this column represent the actuarial present value of the named executive officer's accumulated pension benefits under our Retirement Income Plan and our Supplemental Benefit and Deferral Plan. Our assumptions with respect to the determination of this value are described in the footnotes to our audited financial statements as of and for the year ended December 31, 2008. For this purpose, we have also assumed retirement at age 65. Additional information with respect to the aggregate change over the past year in the actuarial present value of the named executive officer's accumulated pension benefits under these plans is set forth above under the heading "Summary Compensation Table."

(4)
Messrs. Nocchiero, Pruett, and Barnard are ineligible to participate in our Retirement Income Plan, and are therefore ineligible to receive any defined benefit pension benefits under our Supplemental Benefit and Deferral Plan, since their employment commenced after our Retirement Income Plan had been closed to new participants on December 31, 2003.

Nonqualified Deferred Compensation

The following table sets forth certain information concerning nonqualified deferred compensation arrangements under our Supplemental Benefit and Deferral Plan for each of the named executive officers.

Name	Executive Contributions in Last FY(1) ($)	Registrant Contributions in Last FY(2) ($)	Aggregate Earnings in Last FY(3) ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE(4) ($)
Stephen R. Wilson	40,200	60,300	(425,985)	—	1,055,715
Anthony J. Nocchiero(5)	8,700	13,050	(2,774)	—	18,976
David J. Pruett	5,400	8,100	(4,935)	—	27,840
Douglas C. Barnard	6,300	9,450	(164,431)	—	156,142
Philipp P. Koch	3,300	4,950	(4,500)	—	20,948
Monty R. Summa	4,200	6,300	4,917	—	198,217

(1)
Under our Supplemental Benefit and Deferral Plan, each of the named executive officers may elect to defer (i) up to 6% of his base salary in excess of the annual compensation limit under Section 401(a)(17) of the Internal Revenue Code and (ii) up to 100% of his annual incentive payment. Amounts in this column represent the amounts we credited to the deemed accounts of the named executive officers during 2008. There is typically an administrative delay between the time when a participant defers income under the plan and the time when we subsequently credit the participant's deemed account. As a result of this delay, the amounts that we credited to the named executive officers' deemed accounts during 2008 differ slightly from the amounts that the named executive officers deferred during 2008.

(2)
We credit to the deemed account of each named executive officer an amount equal to 3% of his base salary in excess of the annual compensation limit referred to above. In addition, for each named executive officer who elects to defer any of his base salary in excess of the annual compensation limit, we match (through further such credits to his deemed account) the portion (up to 6%) of his excess base salary that he elects to defer. Amounts in this column represent the amounts we credited to the deemed accounts of the named executive officers during 2008. These credits are also reported above under the heading "Summary Compensation Table."

(3)
Under our Supplemental Benefit and Deferral Plan, each of the named executive officers makes notional investments of his deemed account balance from time to time in shares of (i) our common stock or (ii) the public mutual funds we offer to our employees as investment alternatives under our Thrift Savings Plan.

•
In order to make these notional investments, the named executive officer notifies the third-party plan administrator of his selections.

•
The plan administrator then tracks the published total return on the actual securities underlying the named executive officer's notional investments, and we credit or debit the named executive officer's deemed account balance accordingly.

  Since all such credits and debits are determined by a third-party plan administrator and set to equal the published total return on notional capital market investments selected in advance by the named executive officers, none of the amounts shown in this column are reported as above-market or preferential earnings on nonqualified deferred compensation in the table set forth above under the heading "Summary Compensation Table."

(4)
In general, deferred amounts are paid out in a lump sum upon the termination of the named executive officer's employment.

(5)
Mr. Nocchiero joined us on April 27, 2007.

Change in Control Benefits

We have entered into change in control agreements with each of the named executive officers. Under the terms of these agreements, the named executive officer is entitled to receive certain payments and benefits from us upon a qualifying termination, specifically if we terminate his employment without cause (other than by reason of his death or disability) or if he resigns because of good reason, in either case within the period of 24 months following (or in certain cases prior to) a change in control (as such terms are defined in the agreements).

Under the change in control agreements, a named executive officer will be deemed to have good reason if we:

•
fail to pay his specified annual salary or provide certain benefits;

•
assign him duties inconsistent with his current position or substantially and adversely alter his responsibilities;

•
fail to continue any compensation plan that constitutes a material portion of his compensation; or

•
change his primary employment location by more than 35 miles.

Following a qualifying termination, the change in control agreements provide for (i) a lump sum payment to the named executive officer equal to two times (or, in the case of Mr. Wilson, three times) the sum of his base salary and target annual incentive payment; (ii) welfare benefit continuation for a period of two years (or, in the case of Mr. Wilson, three years) and outplacement services for a period of up to two years; and (iii) a pro-rata annual incentive payment for the year of termination, assuming target levels of performance or, if higher, actual year-to-date performance.

In addition, if the named executive officer is otherwise eligible to participate in our Retirement Income Plan, he will receive a cash payment equal to the actuarial value of two additional years (or, in the case of Mr. Wilson, three additional years) of age and service credit under the plan and will be credited with two additional years (or, in the case of Mr. Wilson, three additional years) of age and service credit under our Supplemental Benefit and Deferral Plan. If the named executive officer is not fully vested in his benefits under these plans, he will also receive a cash payment equal to his unvested benefits.

The named executive officer will also receive a cash payment equal to the contributions that we would have made on his behalf for a period of two years (or, in the case of Mr. Wilson, three years) under our Thrift Savings Plan and the related amounts that we would have credited to his account balance under our Supplemental Benefit and Deferral Plan. If the named executive officer is not fully vested in his benefits under these plans, he will also receive a cash payment equal to his unvested benefits.

The named executive officer will not be obligated to seek other employment in mitigation of the payments and benefits to be provided, and no such other employment will reduce our obligation to make such payments and to provide such benefits to him under the agreements.

The change in control agreements further provide that, if any of the payments to the named executive officer become subject to the "golden parachute" excise tax imposed by Section 4999 of the Internal Revenue Code, the named executive officer will be entitled to receive an additional gross-up payment such that, after payment by him of all taxes, including any excise tax imposed upon the gross-up payment, he will receive the net after-tax benefit that he would have received had the excise tax not been imposed.

Each of the named executive officers will be required to sign a release of claims at the time of the qualifying termination as a condition to receiving any such payments or benefits from us under his change in control agreement.

In addition, upon a change in control (as defined in our 2005 Equity and Incentive Plan) the restrictions, limitations, and conditions applicable to outstanding restricted stock, stock options, and other plan-based awards will lapse, any performance goals will be deemed to be fully achieved, and the awards will become fully vested and exercisable.

Assuming a change in control had occurred on December 31, 2008, with a transaction price equal to the closing price for our stock ($49.16 per share) on the NYSE as of such date, each of the named executive officers would have been entitled to receive the following estimated severance benefits upon a qualifying termination of his employment on such date:

Name	Severance Amount(1) ($)	Defined Benefit Pension Plan Enhance- ment(2) ($)	Retirement Savings Plan Enhance- ment(3) ($)	Early Vesting of Restricted Stock(4) ($)	Early Vesting of Stock Options(5) ($)	Other Change in Control Benefits(6) ($)	Estimated Excise Tax Gross Up(7) ($)	Total ($)
Stephen R. Wilson	5,400,000	—	243,000	3,611,785	1,784,027	74,405	2,431,121	13,544,338
Anthony J. Nocchiero(8)	1,200,000	—	67,500	358,868	70,848	26,571	533,968	2,257,755
David J. Pruett(9)	992,000	—	57,600	442,932	210,546	47,028	—	1,750,106
Douglas C. Barnard	1,072,000	—	69,792	496,024	219,712	56,676	—	1,914,204
Philipp P. Koch	826,500	94,197	51,300	346,086	169,350	26,232	—	1,513,665
Monty R. Summa(10)	960,000	93,800	54,000	359,851	162,484	46,852	—	1,676,987

(1)
This amount represents a cash payment to the named executive officer equal to two times (or, in the case of Mr. Wilson, three times) the sum of his base salary and target annual incentive payment.

(2)
This amount represents the present value of two additional years (or, in the case of Mr. Wilson, three additional years) of age and service credit for the named executive officer under our Retirement Income Plan and our Supplemental Benefit and Deferral Plan. As of December 31, 2008, Mr. Wilson had already qualified for the maximum combined annual pension benefit of $400,000 per year under our defined benefit pension plans. Messrs. Nocchiero, Pruett, and Barnard are ineligible for these enhanced defined benefit pension benefits since their employment commenced after our Retirement Income Plan had been closed to new participants on December 31, 2003.

(3)
This amount represents a cash payment to the named executive officer equal to the contributions that we would have made on his behalf for a period of two years (or, in the case of Mr. Wilson, three years) under our Thrift Savings Plan and the related amounts we would have credited to his account balance under our Supplemental Benefit and Deferral Plan. For Mr. Barnard, who was not fully vested in his benefits under these plans as of December 31, 2008, this amount also includes a cash payment equal to his unvested benefits.

(4)
This amount represents the value attributable to the accelerated vesting of outstanding restricted stock awards held by the named executive officer, which is deemed to equal the market value on December 31, 2008 of the restricted stock that would otherwise have been unvested as of such date.

(5)
This amount represents the value attributable to the accelerated vesting of outstanding stock option awards held by the named executive officer, which is deemed to equal, for each stock option that would otherwise have been unvested as of such date, the amount by which (x) the aggregate market value on December 31, 2008 of the underlying stock exceeded (y) the aggregate exercise price of the stock option.

(6)
This amount represents the present value of the continuation of certain welfare benefits for the named executive officer for a period of two years (or, in the case of Mr. Wilson, three years) and the value of outplacement services for the named executive officer for a period of up to two years.

(7)
This amount represents an excise tax gross-up payment for the named executive officer such that, after payment by him of all taxes, including any excise tax imposed upon the gross-up payment, he will receive the net after-tax benefit he would have received had the excise tax not been imposed under Section 4999.

(8)
Mr. Nocchiero joined us on April 27, 2007.

(9)
As previously announced, Mr. Pruett is leaving the company effective March 31, 2009.

(10)
Mr. Summa retired on December 31, 2008.

DIRECTOR COMPENSATION

The following table sets forth cash and non-cash compensation with respect to the year ended December 31, 2008 for our non-employee directors. Mr. Wilson receives no additional compensation for his service as a director or as the chairman of our board of directors.

Name	Fees Earned or Paid in Cash(1) ($)	Dividends on Restricted Stock ($)	Stock Awards(2) ($)	Total ($)
Robert C. Arzbaecher	62,700	304	64,378	127,382
Wallace W. Creek	66,450	304	64,378	131,132
William Davisson	48,500	304	64,378	113,182
Stephen A. Furbacher(3)	61,425	254	70,884	132,563
David R. Harvey	72,700	304	64,378	137,382
John D. Johnson	47,000	304	64,378	111,682
Edward A. Schmitt	61,425	304	64,378	126,107

(1)
Amounts in this column represent fees that our non-employee directors earned during 2008 with respect to their annual cash retainers and meeting fees. Additional information with respect to these fees is set forth below under the headings "Annual Cash Retainer" and "Meeting Fees."

(2)
Amounts in this column represent the annual compensation expense for 2008 computed in accordance with SFAS 123(R) (without taking into account any estimate of forfeitures related to service-based vesting conditions) of the restricted stock awards we granted to our non-employee directors on May 9, 2007 and May 13, 2008 (in the case of Messrs. Arzbaecher, Creek, Davisson, Harvey, Johnson, and Schmitt) and on July 24, 2007 and May 13, 2008 (in the case of Mr. Furbacher) pursuant to our 2005 Equity and Incentive Plan. Our assumptions with respect to the SFAS 123(R) valuation of these equity awards are described in the footnotes to our audited financial statements as of and for the year ended December 31, 2008. Additional information with respect to these restricted stock awards is set forth below under the heading "Annual Restricted Stock Grant."

(3)
Mr. Furbacher became a director on July 17, 2007.

Annual Cash Retainer

Each non-employee director receives, upon joining the board, a cash retainer of $40,000, payable in advance. Thereafter, each continuing non-employee director receives an annual cash retainer of $40,000, payable in advance on the date of each annual meeting of the stockholders. The chairman of the audit committee and the lead independent director also receive an additional annual cash retainer of $10,000 each, which is paid in the same manner.

Annual Restricted Stock Grant

Each non-employee director receives, upon joining the board, a restricted stock grant with a fair market value of $65,000. Thereafter, each continuing non-employee director will receive an annual restricted stock grant with a fair market value of $65,000 on the date of each annual meeting of the stockholders. Assuming continuing service as a non-employee director, all shares of restricted stock will vest on the earlier of (x) the date of the first annual meeting of the stockholders following the date of grant or (y) the first anniversary of the date of grant.

Meeting Fees

Each director receives $1,500 for each board meeting attended in person (or $500 per meeting for participation via conference call). Each board committee member receives $1,250 for each committee meeting attended in person (or $425 per meeting for participation via conference call).

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Pre-IPO Owners

CHS Inc. and GROWMARK, Inc. were two of our pre-IPO owners. John D. Johnson, the president and chief executive officer of CHS, and William Davisson, the chief executive officer of GROWMARK, are members of our board of directors. As discussed below under the headings "Product Sales" and "Supply Contracts," CHS and GROWMARK purchase substantial quantities of fertilizers from us.

Product Sales

CHS Inc. and GROWMARK, Inc. purchased substantial quantities of fertilizers from us in 2008, as shown in the following table.

Customer	Net Sales (in millions)	Percent of Total Net Sales
CHS Inc.	$796.4	20%
GROWMARK, Inc.	377.2	10%

	$1,173.6	30%

In addition to purchasing fertilizer from us, CHS and GROWMARK also contracted with us to store fertilizer products at certain of our warehouses. In connection with these storage arrangements, we recognized approximately $0.7 million from CHS and $0.4 million from GROWMARK in 2008.

Supply Contracts

In connection with our initial public offering, we entered into multi-year supply contracts with CHS Inc. (as the successor in interest to the original party, Agriliance, LLC) and GROWMARK, Inc. relating to purchases of fertilizer products. Effective July 1, 2008, we entered into a new multi-year supply contract with GROWMARK.

Each contract specifies a sales target volume and a requirement volume for the first contract year. The requirement volume is a percentage of the sales target volume and represents the volume of fertilizer that we are obligated to sell and the customer is obligated to purchase during the first contract year. Thereafter, the sales target volume is subject to yearly adjustment by mutual agreement or, failing such agreement, to an amount specified by us which, under the contract with CHS, is not less than 95% nor more than 100% of the prior year's sales target volume and, under the contract with GROWMARK, is not more than 105% of the prior year's sales target volume. The requirement volume in the contracts is also subject to yearly adjustment to an amount specified by the customer which is not less than 65% nor more than 100% of the then applicable sales target volume. The contracts also contain reciprocal "meet or release" provisions pursuant to which each party must provide the other party with notice and the opportunity to match a transaction with a third party if such a transaction would impact the party's willingness or ability to supply or purchase, as the case may be, the then applicable sales target volume. The "meet or release" provisions may not, however, reduce the requirements volume.

The prices for product sold under the supply contracts will vary depending on the type of sale selected by the customer. The customer may select (i) cash sales at prices that are published in our weekly cash price list, (ii) index sales at a published index price, (iii) forward pricing sales under our forward pricing program, and (iv) sales negotiated between the parties. The supply contracts also provide for performance incentives based on (i) the percentage of the sales target volume actually purchased, (ii) the timing of purchases under our forward pricing program, (iii) the amount of purchases under our forward pricing program, (iv) specifying a requirement volume in excess of the then applicable minimum requirement volume, and (v) in the case of the CHS Contract only, quantity discounts for overall volume.

We have agreed with CHS and GROWMARK that the prices they are charged for cash sales, index sales, and forward pricing sales will be the same prices we charge all of our similarly situated customers and that the performance incentives offered to them will be equal to the highest comparable incentives offered to other requirement contract customers. We believe the performance incentives offered under these supply contracts are consistent with the incentives offered to similarly situated customers in our industry in transactions between unaffiliated parties.

The contract with CHS also provides CHS with a right of first offer for the purchase of certain of our storage and terminal facilities.

The initial term of the contract with CHS lasts until June 30, 2010 and until June 30, 2013 for the contract with GROWMARK. The term for each contract will be extended automatically for successive one-year periods unless a termination notice is given by either party.

Net Operating Loss Carryforwards

In connection with the IPO and related reorganization, we entered into a net operating loss agreement with CF Industries, Inc.'s pre-IPO owners, including CHS Inc. and GROWMARK, Inc., relating to the future treatment of the pre-IPO NOLs. Under the NOL agreement, if it is finally determined that CF Industries, Inc.'s pre-IPO net operating loss carryforwards can be utilized subsequent to the IPO, we will pay to CF Industries, Inc.'s pre-IPO owners an amount equal to the resulting federal and state income taxes actually saved. These payments, if any, will be made only after it has been finally determined that utilization of the pre-IPO NOLs has provided us with actual tax savings. The NOL agreement does not require that we operate in a way that maximizes our use of the pre-IPO NOLs. Costs incurred after completion of our IPO in pursuing a determination regarding the usability of these pre-IPO NOLs will be borne by CF Industries, Inc.'s pre-IPO owners.

Canadian Fertilizers Limited

GROWMARK, Inc. owns 9% of the outstanding common stock of Canadian Fertilizers Limited ("CFL"), our Canadian joint venture, and elects one director to the CFL board.

Exhibit (e)(8)

CHANGE IN CONTROL SEVERANCE AGREEMENT

THIS AGREEMENT, effective as of August 1, 2007 and as amended in certain respects and restated as of March 6, 2009, is made by and between CF Industries Holdings, Inc., a Delaware corporation (the “Company”), and Wendy S. Jablow Spertus (the “Executive”).

WHEREAS, the Company considers it essential to the best interests of its stockholders to foster the continued employment of key management personnel; and

WHEREAS, the Board recognizes that the possibility of a Change in Control exists and that such possibility, and the uncertainty and questions which it may raise among management, may result in the departure or distraction of management personnel to the detriment of the Company and its stockholders; and

WHEREAS, the Board has determined that appropriate steps should be taken to reinforce and encourage the continued attention and dedication of members of the Company’s management, including the Executive, to their assigned duties without distraction in the face of potentially disturbing circumstances arising from the possibility of a Change in Control;

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the Company and the Executive hereby agree as follows:

1.                                       Defined Terms.  The definitions of capitalized terms used in this Agreement are provided in the last Section hereof.

2.                                       Term of Agreement.  This Agreement shall become effective upon execution, and the Term shall continue in effect through December 31, 2010; provided, however, that commencing on January 1, 2010 and each January 1 thereafter, the Term shall automatically be extended for one additional year unless, not later than September 30 of the preceding year, the Company or the Executive shall have given notice not to extend the Term; and further provided, however, that if a Change in Control shall have occurred during the Term, the Term shall expire no earlier than twenty-four (24) months beyond the month in which such Change in Control occurred.

3.                                       Company’s Covenants Summarized.  In order to induce the Executive to remain in the employ of the Company and in consideration of the Executive’s covenants set forth in Section 4 hereof, the Company agrees, under the conditions described herein, to pay the Executive the Severance Payments and the other payments and benefits described herein.  Except as provided in Section 9.1 hereof, no Severance Payments shall be payable under this Agreement unless there shall have been (or, under the terms of the second sentence of Section 6.1 hereof, there shall be deemed to have been) a termination of the Executive’s employment with the Company following a Change in Control and during the Term.  This Agreement shall not be construed as creating an express or implied contract of employment and, except as otherwise agreed in writing between the Executive and the Company, the Executive shall not have any right to be retained in the employ of the Company.

4.                                       The Executive’s Covenants.  The Executive agrees that, subject to the terms and conditions of this Agreement, in the event of a Potential Change in Control during the Term, the Executive will remain in the employ of the Company until the earliest of (i) a date which is six (6) months from the date of such Potential Change in Control, (ii) the date of a Change in Control, (iii) the date of termination by the Executive of the Executive’s employment for Good Reason or by reason of death, Disability or Retirement, or (iv) the termination by the Company of the Executive’s employment for any reason.

5.                                       Compensation Other Than Severance Payments.

5.1                                 Following a Change in Control and during the Term, during any period that the Executive fails to perform the Executive’s full-time duties with the Company as a result of incapacity due to physical or mental illness, the Company shall pay the Executive’s full salary to the Executive at the rate in effect at the commencement of any such period, together with all compensation and benefits payable to the Executive under the terms of any compensation or benefit plan, program or arrangement maintained by the Company during such period (other than any disability plan), until the Executive’s employment is terminated by the Company for Disability.

5.2                                 If the Executive’s employment shall be terminated for any reason following a Change in Control and during the Term, the Company shall pay the Executive’s full salary to the Executive through the Date of Termination at the rate in effect immediately prior to the Date of Termination or, if higher, the rate in effect immediately prior to the first occurrence of an event or circumstance constituting Good Reason, together with all compensation and benefits payable to the Executive through the Date of Termination under the terms of the Company’s compensation and benefit plans, programs or arrangements as in effect immediately prior to the Date of Termination or, if more favorable to the Executive, as in effect immediately prior to the first occurrence of an event or circumstance constituting Good Reason.

5.3                                 If the Executive’s employment shall be terminated for any reason following a Change in Control and during the Term, the Company shall pay to the Executive the Executive’s normal post-termination compensation and benefits as such payments become due.  Such post-termination compensation and benefits shall be determined under, and paid in accordance with, the Company’s retirement, insurance and other compensation or benefit plans, programs and arrangements as in effect immediately prior to the Date of Termination or, if more favorable to the Executive, as in effect immediately prior to the occurrence of the first event or circumstance constituting Good Reason.

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6.                                       Severance Payments.

6.1                                 If the Executive’s employment is terminated following a Change in Control and during the Term, other than (A) by the Company for Cause, (B) by reason of death or Disability, or (C) by the Executive without Good Reason, then the Company shall pay the Executive the amounts, and provide the Executive the benefits, described in this Section 6.1 (“Severance Payments”) and Section 6.2, in addition to any payments and benefits to which the Executive is entitled under Section 5 hereof.  For purposes of this Agreement, the Executive’s employment shall be deemed to have been terminated following a Change in Control by the Company without Cause or by the Executive with Good Reason, if (i) the Executive’s employment is terminated by the Company without Cause prior to a Change in Control (whether or not a Change in Control ever occurs) and such termination was at the request or direction of a Person who has entered into an agreement with the Company the consummation of which would constitute a Change in Control, (ii) the Executive terminates his employment for Good Reason prior to a Change in Control (whether or not a Change in Control ever occurs) and the circumstance or event which constitutes Good Reason occurs at the request or direction of such Person, or (iii) the Executive’s employment is terminated by the Company without Cause or by the Executive for Good Reason and such termination or the circumstance or event which constitutes Good Reason is otherwise in connection with or in anticipation of a Change in Control (whether or not a Change in Control ever occurs).

(A)                              In lieu of any further salary payments to the Executive for periods subsequent to the Date of Termination and in lieu of any severance benefit otherwise payable to the Executive, the Company shall pay to the Executive a lump sum severance payment, in cash, equal to two times the sum of (i) the Executive’s base salary as in effect immediately prior to the Date of Termination or, if higher, in effect immediately prior to the first occurrence of an event or circumstance constituting Good Reason, and (ii) the Executive’s target annual bonus pursuant to any annual bonus or incentive plan maintained by the Company in respect of the fiscal year in which the Date of Termination occurs or, if higher, the fiscal year in which the first event or circumstance constituting Good Reason occurs.

(B)                                For the twenty-four (24) month period immediately following the Date of Termination, the Company shall arrange to provide the Executive and his dependents life, disability, accident and health insurance benefits substantially similar to those provided to the Executive and his dependents immediately prior to the Date of Termination or, if more favorable to the Executive, those provided to the Executive and his dependents immediately prior to the first occurrence of an event or circumstance constituting Good Reason, at no greater after tax cost to the Executive than the after tax cost to the Executive immediately prior to such date or occurrence; provided, however, that, unless the Executive consents to a different method, such health insurance benefits shall be provided through a third-party insurer.  Benefits otherwise receivable by the Executive pursuant to this Section 6.1(B) shall be reduced to the

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extent benefits of the same type are received by or made available to the Executive during the twenty-four (24) month period following the Executive’s termination of employment (and any such benefits received by or made available to the Executive shall be reported to the Company by the Executive); provided, however, that the Company shall reimburse the Executive for the excess, if any, of the after tax cost of such benefits to the Executive over such cost immediately prior to the Date of Termination or, if more favorable to the Executive, the first occurrence of an event or circumstance constituting Good Reason.

(C)                                In addition to the benefits to which the Executive is entitled under each DC Pension Plan, the Company shall pay the Executive a lump sum amount, in cash, equal to the sum of (1) the amount that would have been contributed or allocated to each DC Pension Plan by the Company on the Executive’s behalf (without regard to whether such amount would be vested) during the two years immediately following the Date of Termination, determined (x) as if the Executive made the maximum permissible contributions thereto during such period, (y) as if the Executive earned compensation during such period at a rate equal to the Executive’s compensation (as defined in the DC Pension Plans) during the twelve (12) months immediately preceding the Date of Termination or, if higher, during the twelve months immediately prior to the first occurrence of an event or circumstance constituting Good Reason, and (z) without regard to any amendment to the DC Pension Plans made subsequent to a Change in Control and on or prior to the Date of Termination, which amendment adversely affects in any manner the computation of benefits thereunder and (2) all other amounts credited to the Executive’s account under each DC Pension Plan to the extent such amounts were unvested on the Date of Termination.

(D)                               If the Executive would have become entitled to benefits under the Company’s post-retirement health care or life insurance plans, as in effect immediately prior to the Date of Termination or, if more favorable to the Executive, as in effect immediately prior to the first occurrence of an event or circumstance constituting Good Reason, had the Executive’s employment terminated at any time during the period of twenty-four (24) months after the Date of Termination, the Company shall provide such post-retirement health care or life insurance benefits to the Executive and the Executive’s dependents commencing on the later of (i) the date on which such coverage would have first become available and (ii) the date on which benefits described in subsection (B) of this Section 6.1 terminate.  If the operation of this Section 6.1(D) would result in adverse tax consequences to the Executive as a result of the Executive’s participation in the Company’s post-retirement health care or life insurance plans, the Company shall instead provide substantially similar benefits and coverage through a third party insurer.

(E)                                 The Company shall provide the Executive with outplacement services suitable to the Executive’s position for a period of two

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years or, if earlier, until the first acceptance by the Executive of an offer of employment.

(F)                                 Notwithstanding any provision of any annual or long-term incentive plan to the contrary, the Company shall pay to the Executive a lump sum amount, in cash, equal to the sum of (i) any unpaid incentive compensation which has been allocated or awarded to the Executive for a completed fiscal year or other measuring period preceding the Date of Termination under any such plan and which, as of the Date of Termination, is contingent only upon the continued employment of the Executive to a subsequent date, and (ii) a pro rata portion to the Date of Termination of the aggregate value of all contingent incentive compensation awards to the Executive for all then uncompleted periods under any such plan, calculated as to each such award by multiplying the award that the Executive would have earned on the last day of the performance award period, assuming the achievement, at the target level (or, if greater, based on actual results to Date of Termination), of the individual and corporate performance goals established with respect to such award, by the fraction obtained by dividing the number of full months and any fractional portion of a month during such performance award period through the Date of Termination by the total number of months contained in such performance award period.

6.2                                 (A)                              Whether or not the Executive becomes entitled to the Severance Payments, if any of the payments or benefits received or to be received by the Executive (including any payment or benefits received in connection with a Change in Control or the Executive’s termination of employment, whether pursuant to the terms of this Agreement or any other plan, arrangement or agreement) (all such payments and benefits, excluding the Gross-Up Payment, being hereinafter referred to as the “Total Payments”) will be subject to the Excise Tax, the Company shall pay to the Executive an additional amount (the “Gross-Up Payment”) such that the net amount retained by the Executive, after deduction of any Excise Tax on the Total Payments and any federal, state and local income and employment taxes and Excise Tax upon the Gross-Up Payment, and after taking into account the phase out of itemized deductions and personal exemptions attributable to the Gross-Up Payment, shall be equal to the Total Payments.

(B)                                For purposes of determining whether any of the Total Payments will be subject to the Excise Tax and the amount of such Excise Tax, (i) all of the Total Payments shall be treated as “parachute payments” (within the meaning of section 280G(b)(2) of the Code) unless, in the opinion of tax counsel (“Tax Counsel”) reasonably acceptable to the Executive and selected by the accounting firm which was, immediately prior to the Change in Control, the Company’s independent auditor (the “Auditor”), such payments or benefits (in whole or in part) do not constitute parachute payments, including by reason of section 280G(b)(4)(A) of the Code, (ii) all “excess parachute payments” within the meaning of section 280G(b)(l) of the Code shall be treated as subject to the Excise Tax unless, in the opinion of Tax Counsel, such excess parachute payments (in whole or in part) represent reasonable compensation for services actually rendered (within the meaning of section 280G(b)(4)(B) of the Code) in excess of

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the Base Amount allocable to such reasonable compensation, or are otherwise not subject to the Excise Tax, and (iii) the value of any noncash benefits or any deferred payment or benefit shall be determined by the Auditor in accordance with the principles of sections 280G(d)(3) and (4) of the Code.  For purposes of determining the amount of the Gross-Up Payment, the Executive shall be deemed to pay federal income tax at the highest marginal rate of federal income taxation in the calendar year in which the Gross-Up Payment is to be made and state and local income taxes at the highest marginal rate of taxation in the state and locality of the Executive’s residence on the Date of Termination (or if there is no Date of Termination, then the date on which the Gross-Up Payment is calculated for purposes of this Section 6.2), net of the maximum reduction in federal income taxes which could be obtained from deduction of such state and local taxes.

(C)                                In the event that the Excise Tax is finally determined to be less than the amount taken into account hereunder in calculating the Gross-Up Payment, the Executive shall repay to the Company, within five (5) business days following the time that the amount of such reduction in the Excise Tax is finally determined, the portion of the Gross-Up Payment attributable to such reduction (plus that portion of the Gross-Up Payment attributable to the Excise Tax and federal, state and local income and employment taxes imposed on the Gross-Up Payment being repaid by the Executive), to the extent that such repayment results in a reduction in the Excise Tax and a dollar-for-dollar reduction in the Executive’s taxable income and wages for purposes of federal, state and local income and employment taxes, plus interest on the amount of such repayment at 120% of the rate provided in section 1274(b)(2)(B) of the Code.  In the event that the Excise Tax is determined to exceed the amount taken into account hereunder in calculating the Gross-Up Payment (including by reason of any payment the existence or amount of which cannot be determined at the time of the Gross-Up Payment), the Company shall make an additional Gross-Up Payment in respect of such excess (plus any interest, penalties or additions payable by the Executive with respect to such excess) within five (5) business days following the time that the amount of such excess is finally determined.  The Executive and the Company shall each reasonably cooperate with the other in connection with any administrative or judicial proceedings concerning the existence or amount of liability for Excise Tax with respect to the Total Payments.

6.3                                 The payments provided in subsections (A), (C) and (F) of Section 6.1 hereof and in Section 6.2 hereof shall be made not later than the fifth day following the date upon which the revocation period for the release described in Section 6.6 expires (or, with respect to the payment described in Section 6.2, if there is no Date of Termination, then the date on which the Gross-Up Payment is calculated for purposes of Section 6.2 hereof); provided, however, that if the amounts of such payments cannot be finally determined on or before such day, the Company shall pay to the Executive on such day an estimate, as determined in good faith by the Executive or, in the case of payments under Section 6.2 hereof, in accordance with Section 6.2 hereof, of the minimum amount of such payments to which the Executive is clearly entitled and shall pay the remainder of such payments (together with interest on the unpaid remainder (or

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on all such payments to the extent the Company fails to make such payments when due) at 120% of the rate provided in section 1274(b)(2)(B) of the Code) as soon as the amount thereof can be determined but in no event later than the thirtieth (30th) day after the Date of Termination.  In the event that the amount of the estimated payments exceeds the amount subsequently determined to have been due, such excess shall constitute a loan by the Company to the Executive, payable on the fifth (5th) business day after demand by the Company (together with interest at 120% of the rate provided in section 1274(b)(2)(B) of the Code).  At the time that payments are made under this Agreement, the Company shall provide the Executive with a written statement setting forth the manner in which such payments were calculated and the basis for such calculations including, without limitation, any opinions or other advice the Company has received from Tax Counsel, the Auditor or other advisors or consultants (and any such opinions or advice which are in writing shall be attached to the statement) .  In the event necessary to comply with the provisions of Section 409A of the Code and the guidance issued thereunder, (a) reimbursements to Executive as a result of the operation of Section 6.1(B) hereof shall be made not later than the end of the calendar year following the year in which the reimbursable expense is incurred and (b) if Executive is a “specified employee” (within the meaning of Section 409A(a)(2)(B)(i) of the Code), any reimbursements to Executive as a result of the operation of 6.1(B) hereof with respect to a reimbursable event within the first six months following the Date of Termination shall be made as soon as practicable following the date which is six months and one day following the Date of Termination (subject to clause (a) of this sentence).

6.4                                 The Company also shall pay to the Executive all legal fees and expenses incurred by the Executive in disputing in good faith any issue hereunder relating to the termination of the Executive’s employment, in seeking in good faith to obtain or enforce any benefit or right provided by this Agreement or in connection with any tax audit or proceeding to the extent attributable to the application of section 4999 of the Code to any payment or benefit provided hereunder.  Such payments shall be made within five (5) business days after delivery of the Executive’s written requests for payment accompanied with such evidence of fees and expenses incurred as the Company reasonably may require.  The Executive’s reimbursement rights described in this Section 6.4 shall remain in effect for the Executive’s lifetime, provided, that, in order for the Executive to be entitled to reimbursement hereunder, the Executive must submit the written reimbursement request described above within 180 days following the date upon which the applicable expense is incurred.

6.5                                 The Executive agrees that prior to and following the Date of Termination, he shall retain in confidence any confidential information known to him concerning the Company and its Affiliates and their respective businesses for as long as such information is not publicly disclosed.

6.6                                 Notwithstanding anything to the contrary, all compensation and benefits payable to Executive pursuant to this Section 6 (other than Sections 6.2 and 6.4) are conditioned on receipt by the Company of an executed release of claims by Executive in the form attached hereto as Exhibit A and the expiration of any revocation period in

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such release.  In order to be entitled to such compensation and benefits, the Executive must execute such release of claims within the consideration period described in paragraph (d) in the form of release attached hereto as Exhibit A.

7.                                       Termination Procedures and Compensation During Dispute.

7.1                                 Notice of Termination.  After a Change in Control and during the Term, any purported termination of the Executive’s employment (other than by reason of death) shall be communicated by written Notice of Termination from one party hereto to the other party hereto in accordance with Section 10 hereof.  For purposes of this Agreement, a “Notice of Termination” shall mean a notice which shall indicate the specific termination provision in this Agreement relied upon and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of the Executive’s employment under the provision so indicated.  Further, a Notice of Termination for Cause is required to include a copy of a resolution duly adopted by the affirmative vote of not less than three-quarters (3/4) of the entire membership of the Board at a meeting of the Board which was called and held for the purpose of considering such termination (after reasonable notice to the Executive and an opportunity for the Executive, together with the Executive’s counsel, to be heard before the Board) finding that, in the good faith opinion of the Board, the Executive was guilty of conduct set forth in clause (i) or (ii) of the definition of Cause herein, and specifying the particulars thereof in detail.

7.2                                 Date of Termination.  “Date of Termination,” with respect to any purported termination of the Executive’s employment after a Change in Control and during the Term, shall mean (i) if the Executive’s employment is terminated for Disability, thirty (30) days after Notice of Termination is given (provided that the Executive shall not have returned to the full-time performance of the Executive’s duties during such thirty (30) day period), and (ii) if the Executive’s employment is terminated for any other reason, the date specified in the Notice of Termination (which, in the case of a termination by the Company, shall not be less than thirty (30) days (except in the case of a termination for Cause) and, in the case of a termination by the Executive, shall not be less than fifteen (15) days nor more than sixty (60) days, respectively, from the date such Notice of Termination is given).

7.3                                 Dispute Concerning Termination.  If within fifteen (15) days after any Notice of Termination is given, or, if later, prior to the Date of Termination (as determined without regard to this Section 7.3), the party receiving such Notice of Termination notifies the other party that a dispute exists concerning the termination, the Date of Termination shall be extended until the earlier of (i) the date on which the Term ends or (ii) the date on which the dispute is finally resolved, either by mutual written agreement of the parties or by a final judgment, order or decree of an arbitrator or a court of competent jurisdiction (which is not appealable or with respect to which the time for appeal therefrom has expired and no appeal has been perfected); provided, however, that the Date of Termination shall be extended by a notice of dispute given by the Executive

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only if such notice is given in good faith and the Executive pursues the resolution of such dispute with reasonable diligence.

7.4                                 Compensation During Dispute.  If a purported termination occurs following a Change in Control and during the Term and the Date of Termination is extended in accordance with Section 7.3 hereof, the Company shall continue to pay the Executive the full compensation in effect when the notice giving rise to the dispute was given (including, but not limited to, salary) and continue the Executive as a participant in all compensation, benefit and insurance plans in which the Executive was participating when the notice giving rise to the dispute was given, until the Date of Termination, as determined in accordance with Section 7.3 hereof.  Amounts paid under this Section 7.4 are in addition to all other amounts due under this Agreement (other than those due under Section 5.2 hereof) and shall not be offset against or reduce any other amounts due under this Agreement.

8.                                       No Mitigation.  The Company agrees that, if the Executive’s employment with the Company terminates during the Term, the Executive is not required to seek other employment or to attempt in any way to reduce any amounts payable to the Executive by the Company pursuant to Section 6 hereof or Section 7.4 hereof.  Further, except as specifically provided in Section 6.1(B) hereof, no payment or benefit provided for in this Agreement shall be reduced by any compensation earned by the Executive as the result of employment by another employer, by retirement benefits, by offset against any amount claimed to be owed by the Executive to the Company, or otherwise.

9.                                       Successors; Binding Agreement.

9.1                                 In addition to any obligations imposed by law upon any successor to the Company, the Company will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place.  Failure of the Company to obtain such assumption and agreement prior to the effectiveness of any such succession shall be a breach of this Agreement and shall entitle the Executive to compensation from the Company in the same amount and on the same terms as the Executive would be entitled to hereunder if the Executive were to terminate the Executive’s employment for Good Reason after a Change in Control, except that, for purposes of implementing the foregoing, the date on which any such succession becomes effective shall be deemed the Date of Termination.

9.2                                 This Agreement shall inure to the benefit of and be enforceable by the Executive’s personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees.  If the Executive shall die while any amount would still be payable to the Executive hereunder (other than amounts which, by their terms, terminate upon the death of the Executive) if the Executive had continued to live, all such amounts, unless otherwise provided herein, shall be paid in accordance with the

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terms of this Agreement to the executors, personal representatives or administrators of the Executive’s estate.

10.                                 Notices.  For the purpose of this Agreement, notices and all other communications provided for in the Agreement shall be in writing and shall be deemed to have been duly given when delivered or mailed by United States registered mail, return receipt requested, postage prepaid, addressed, if to the Executive, to the address inserted below the Executive’s signature on the final page hereof and, if to the Company, to the address set forth below, or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notice of change of address shall be effective only upon actual receipt:

To the Company:

CF Industries Holdings, Inc.

4 Parkway North, Suite 400

Deerfield, Illinois 60015-2590

Attention:  Vice President, Human Resources

11.                                 Miscellaneous.  No provision of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing and signed by the Executive and such officer as may be specifically designated by the Board.  No waiver by either party hereto at any time of any breach by the other party hereto of, or of any lack of compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.  This Agreement supersedes any other agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof which have been made by either party (including, but not limited to, the previous version of this Agreement as it existed prior to the amendments referred to in the first paragraph hereof); provided, however, that this Agreement shall supersede any agreement setting forth the terms and conditions of the Executive’s employment with the Company only in the event that the Executive’s employment with the Company is terminated on or following a Change in Control, by the Company other than for Cause or by the Executive for Good Reason.   The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of Illinois.  All references to sections of the Exchange Act or the Code shall be deemed also to refer to any successor provisions to such sections.  Any payments provided for hereunder shall be paid net of any applicable withholding required under federal, state or local law and any additional withholding to which the Executive has agreed.  The obligations of the Company and the Executive under this Agreement which by their nature may require either partial or total performance after the expiration of the Term (including, without limitation, those under Sections 6 and 7 hereof) shall survive such expiration.

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12.           Validity.  The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

13.           Counterparts.  This Agreement may be executed in several counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

14.           Settlement of Disputes; Arbitration.  14.1 All claims by the Executive for benefits under this Agreement shall be directed to and determined by the Board and shall be in writing.  Any denial by the Board of a claim for benefits under this Agreement shall be delivered to the Executive in writing and shall set forth the specific reasons for the denial and the specific provisions of this Agreement relied upon.  The Board shall afford a reasonable opportunity to the Executive for a review of the decision denying a claim and shall further allow the Executive to appeal to the Board a decision of the Board within sixty (60) days after notification by the Board that the Executive’s claim has been denied.  Notwithstanding the above, in the event of any dispute, any decision by the Board hereunder shall be subject to a de novo review by the arbitrator.

14.2         Any further dispute or controversy arising under or in connection with this Agreement shall be settled exclusively by arbitration in Chicago, Illinois in accordance with the rules of the American Arbitration Association then in effect; provided, however, that the evidentiary standards set forth in this Agreement shall apply.  Judgment may be entered on the arbitrator’s award in any court having jurisdiction.  Notwithstanding any provision of this Agreement to the contrary, the Executive shall be entitled to seek specific performance of the Executive’s right to be paid until the Date of Termination during the pendency of any dispute or controversy arising under or in connection with this Agreement.

15.           Definitions.  For purposes of this Agreement, the following terms shall have the meanings indicated below:

(A)          “Affiliate” shall have the meaning set forth in Rule 12b-2 promulgated under Section 12 of the Exchange Act.

(B)           “Auditor” shall have the meaning set forth in Section 6.2 hereof.

(C)           “Base Amount” shall have the meaning set forth in section 280G(b)(3) of the Code.

(D)          “Beneficial Owner” shall have the meaning set forth in Rule 13d-3 under the Exchange Act.

(E)           “Board” shall mean the Board of Directors of the Company.

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(F)           “Cause” for termination by the Company of the Executive’s employment shall mean (i) the willful and continued failure by the Executive to substantially perform the Executive’s duties with the Company (other than any such failure resulting from the Executive’s incapacity due to physical or mental illness or any such actual or anticipated failure after the issuance of a Notice of Termination for Good Reason by the Executive pursuant to Section 7.1 hereof) that has not been cured within 30 days after a written demand for substantial performance is delivered to the Executive by the Board, which demand specifically identifies the manner in which the Board believes that the Executive has not substantially performed the Executive’s duties, or (ii) the willful engaging by the Executive in conduct which is demonstrably and materially injurious to the Company or its subsidiaries, monetarily or otherwise.  For purposes of clauses (i) and (ii) of this definition, (x) no act, or failure to act, on the Executive’s part shall be deemed “willful” unless done, or omitted to be done, by the Executive not in good faith and without reasonable belief that the Executive’s act, or failure to act, was in or not opposed to the best interest of the Company and (y) in the event of a dispute concerning the application of this provision, no claim by the Company that Cause exists shall be given effect unless the Company establishes to the Board by clear and convincing evidence that Cause exists.

(G)           “Change in Control” shall mean the first to occur of:

(I)            any Person is or becomes the Beneficial Owner, directly or indirectly, of securities of CF Industries Holdings, Inc. (not including in the securities beneficially owned by such Person any securities acquired directly from CF Industries Holdings, Inc. or any of its subsidiaries) representing 25% or more of the combined voting power of CF Industries Holdings, Inc.’s then outstanding securities; or

(II)           the following individuals cease for any reason to constitute a majority of the number of directors then serving on the Board: individuals who, on the date of the initial public offering, constitute the Board and any new director (other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including but not limited to a consent solicitation, relating to the election of directors of CF Industries Holdings, Inc.) whose appointment or election by the Board or nomination for election by CF Industries Holdings, Inc.’s stockholders was approved or recommended by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors on the date hereof or whose appointment, election or nomination for election was previously so approved or recommended; or

(III)         there is consummated a merger or consolidation of CF Industries Holdings, Inc. or any direct or indirect subsidiary of CF Industries Holdings, Inc. with any other corporation, other than a merger or consolidation immediately following which the individuals who comprise the Board immediately prior thereto constitute at least a majority

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of the Board of the entity surviving such merger or consolidation or, if CF Industries Holdings, Inc. or the entity surviving such merger is then a subsidiary, the ultimate parent thereof; or

(IV)         the stockholders of CF Industries Holdings, Inc. approve a plan of complete liquidation or dissolution of CF Industries Holdings, Inc. or there is consummated an agreement for the sale or disposition by CF Industries Holdings, Inc. of all or substantially all of CF Industries Holdings, Inc.’s assets, other than (a) a sale or disposition by CF Industries Holdings, Inc. of all or substantially all of CF Industries Holdings, Inc.’s assets to an entity, at least 60% of the combined voting power of the voting securities of which are owned by stockholders of CF Industries Holdings, Inc. following the completion of such transaction in substantially the same proportions as their ownership of CF Industries Holdings, Inc. immediately prior to such sale or (b) other than a sale or disposition by CF Industries Holdings, Inc. of all or substantially all of CF Industries Holdings, Inc.’s assets immediately following which the individuals who comprise the Board immediately prior thereto constitute at least a majority of the board of directors of the entity to which such assets are sold or disposed or, if such entity is a subsidiary, the ultimate parent thereof.

Notwithstanding the foregoing, a “Change in Control” shall not be deemed to have occurred (1) by virtue of the consummation of any transaction or series of integrated transactions immediately following which the record holders of the common stock of CF Industries Holdings, Inc. immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in an entity which owns all or substantially all of the assets of CF Industries Holdings, Inc. immediately following such transaction or series of transactions or (2) as a result of the initial public offering of the Company’s common stock or any transactions or any events contemplated by such offering.

(H)          “Code” shall mean the Internal Revenue Code of 1986, as amended from time to time.

(I)            “Company” shall mean CF Industries Holdings, Inc., as applicable, and except in determining under Section 15(G) hereof whether or not any Change in Control of the Company has occurred, shall include any successor to its business and/or assets which assumes and agrees to perform this Agreement by operation of law, or otherwise.

(J)            “DC Pension Plan” shall mean any tax-qualified, supplemental or excess defined contribution plan maintained by the Company and any other defined contribution plan or agreement entered into between the Executive and the Company which is designed to provide the executive with supplemental retirement benefits.

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(K)          “Date of Termination” shall have the meaning set forth in Section 7.2 hereof.

(L)           “Disability”  shall be deemed the reason for the termination by the Company of the Executive’s employment, if, as a result of the Executive’s incapacity due to physical or mental illness, the Executive shall have been absent from the full-time performance of the Executive’s duties with the Company for a period of six (6) consecutive months, the Company shall have given the Executive a Notice of Termination for Disability, and, within thirty (30) days after such Notice of Termination is given, the Executive shall not have returned to the full-time performance of the Executive’s duties.

(M)         “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended from time to time.

(N)          “Excise Tax” shall mean any excise tax imposed under section 4999 of the Code.

(O)          “Executive” shall mean the individual named in the first paragraph of this Agreement.

(P)           “Good Reason” for termination by the Executive of the Executive’s employment shall mean the occurrence (without the Executive’s express written consent which specifically references this Agreement) after any Change in Control, or prior to a Change in Control under the circumstances described in clauses (ii) and (iii) of the second sentence of Section 6.1 hereof (treating all references in paragraphs (I) through (VII) below to a “Change in Control” as references to a “Potential Change in Control”), of any one of the following acts by the Company, or failures by the Company to act, unless, in the case of any act or failure to act described in paragraph (I), (V), (VI) or (VII) below, such act or failure to act is corrected prior to the Date of Termination specified in the Notice of Termination given in respect thereof:

(I)            the assignment to the Executive of any duties inconsistent with the Executive’s status as an executive officer of the Company or a substantial adverse alteration in the nature or status of the Executive’s responsibilities from those in effect immediately prior to the Change in Control including, without limitation, if the Executive was, immediately prior to the Change in Control, an executive officer of a public company, the Executive ceasing to be an executive officer of a public company;

(II)           a reduction by the Company in the Executive’s annual base salary as in effect on the date hereof or as the same may be increased from time to time except for across-the-board salary reductions

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similarly affecting all executives of the Company and all executives of any Person in control of the Company;

(III)         the relocation of the Executive’s principal place of employment to a location more than 35 miles from the Executive’s principal place of employment immediately prior to the Change in Control or the Company’s requiring the Executive to be based anywhere other than such principal place of employment (or permitted relocation thereof) except for required travel on the Company’s business to an extent substantially consistent with the Executive’s present business travel obligations;

(IV)         the failure by the Company to pay to the Executive any portion of the Executive’s current compensation or to pay to the Executive any portion of an installment of deferred compensation under any deferred compensation program of the Company, within seven (7) days after the date demand for payment is made provided such compensation is due;

(V)           the failure by the Company to continue in effect any compensation plan in which the Executive participates immediately prior to the Change in Control which is material to the Executive’s total compensation unless an equitable arrangement (embodied in an ongoing substitute or alternative plan) has been made with respect to such plan, or the failure by the Company to continue the Executive’s participation therein (or in such substitute or alternative plan) on a basis not materially less favorable, both in terms of the amount or timing of payment of benefits provided and the level of the Executive’s participation relative to other participants, as existed immediately prior to the Change in Control;

(VI)         the failure by the Company to continue to provide the Executive with benefits substantially similar to those enjoyed by the Executive under any of the Company’s pension, savings, life insurance, medical, health and accident, or disability plans in which the Executive was participating immediately prior to the Change in Control (except for across the board changes similarly affecting all executives of the Company and all executives of any Person in control of the Company), the taking of any other action by the Company which would directly or indirectly materially reduce any of such benefits or deprive the Executive of any material fringe benefit enjoyed by the Executive at the time of the Change in Control, or the failure by the Company to provide the Executive with the number of paid vacation days to which the Executive is entitled with the Company in accordance with the vacation policy applicable to the Executive in effect at the time of the Change in Control; or

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(VII)        any purported termination of the Executive’s employment which is not effected pursuant to a Notice of Termination satisfying the requirements of Section 7.1 hereof; for purposes of this Agreement, no such purported termination shall be effective.  The Executive’s right to terminate the Executive’s employment for Good Reason shall not be affected by the Executive’s incapacity due to physical or mental illness.

The Executive’s continued employment shall not constitute consent to, or a waiver of rights with respect to, any act or failure to act constituting Good Reason hereunder.  In order for Good Reason to exist hereunder, the Executive must provide notice to the Company of the existence of the condition described in clauses (I) through (VII) above within 90 days of the initial existence of the condition (or, if later, within 90 days of the Executive’s becoming aware of such condition), and the Company must have failed to cure such condition within 30 days of the receipt of such notice.

(Q)          “Gross-Up Payment” shall have the meaning set forth in Section 6.2 hereof.

(R)           “Notice of Termination” shall have the meaning set forth in Section 7.1 hereof.

(S)           “Person” shall have the meaning given in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof, except that such term shall not include (i) CF Industries Holdings, Inc. or any of its subsidiaries, (ii) a trustee or other fiduciary holding securities under an employee benefit plan of CF Industries, Inc. or any of its Affiliates, (iii) an underwriter temporarily holding securities pursuant to an offering of such securities, or (iv) a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company.

(T)           “Potential Change in Control” shall be deemed to have occurred if the event set forth in any one of the following paragraphs shall have occurred:

(I)            the Company enters into an agreement, the consummation of which would result in the occurrence of a Change in Control;

(II)           the Company or any Person publicly announces an intention to take or to consider taking actions which, if consummated, would constitute a Change in Control;

(III)         any Person becomes the Beneficial Owner, directly or indirectly, of securities of the Company representing 15% or more of either the then outstanding shares of common stock of the Company or the combined voting power of the Company’s then outstanding securities (not

16

including in the securities beneficially owned by such Person any securities acquired directly from the Company or its affiliates); or

(IV)         the Board adopts a resolution to the effect that, for purposes of this Agreement, a Potential Change in Control has occurred.

(U)          “Retirement” shall be deemed the reason for the termination by the Executive of the Executive’s employment if such employment is terminated in accordance with the Company’s retirement policy, including early retirement, generally applicable to its salaried employees.

(V)           “Severance Payments” shall have the meaning set forth in Section 6.1 hereof.

(W)         “Tax Counsel” shall have the meaning set forth in Section 6.2 hereof.

(X)          “Term” shall mean the period of time described in Section 2 hereof (including any extension, continuation or termination described therein).

(Y)           “Total Payments” shall mean those payments so described in Section 6.2 hereof.

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

CF INDUSTRIES HOLDINGS, INC.

By:	/s/ Stephen R. Wilson
Stephen R. Wilson
President & Chief Executive Officer

/s/ Wendy S. Jablow Spertus
Wendy S. Jablow Spertus

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EXHIBIT A

RELEASE

(a)  Wendy S. Jablow Spertus (“Executive”), for and in consideration of benefits provided pursuant to the Change in Control Severance Agreement with CF Industries Holdings, Inc. (collectively, referred to herein as the “Company”) entered into effective as of August 1, 2007 and as amended in certain respects and restated as of March 6, 2009 (the “Severance Agreement”), on behalf of Executive and Executive’s heirs, executors, administrators, successors and assigns, voluntarily, knowingly and willingly releases and discharges the Company and its parents, subsidiaries and affiliates (collectively, the “Company Group”), together with their respective present and former partners, officers, directors, employees and agents, and each of their predecessors, heirs, executors, administrators, successors and assigns, and any and all employee pension or welfare benefit plans of the Company, including current and former trustees and administrators of these plans (collectively, the “Company Releasees”) from any and all charges, complaints, claims, promises, agreements, controversies, causes of action, demands, damages and liabilities (“Claims”) of any nature whatsoever, known or unknown, suspected or unsuspected, which against the Company Releasees, jointly or severally, Executive or Executive’s heirs, executors, administrators, successors or assigns ever had or now have by reason of any matter, cause or thing whatsoever arising from the beginning of time to the time Executive executes this release (the “Release”).  This Release includes, without limitation, any Claims arising out of or relating in any way to Executive’s employment or director relationship with the Company, or the termination thereof, any Claims arising under any statute or regulation, including but not limited to the Age Discrimination in Employment Act of 1967, Title VII of the Civil Rights Act of 1964, the Civil Rights Act of 1991, the Americans with Disabilities Act of 1990, the Family and Medical Leave Act of 1993, or the Employee Retirement Income Security Act of 1974, each as amended, or any other federal, state or local law, regulation, ordinance or common law, or under any policy, agreement, understanding or promise, written or oral, formal or informal, between any Company Releasee and Executive.  Executive shall not be entitled to any recovery, in any action or proceeding that may be commenced on Executive’s behalf in any way arising out of or relating to the matters released under this Release.  Notwithstanding the foregoing, nothing herein shall release any Company Releasee from any Claim based on (i) Executive’s rights under the Severance Agreement or any other agreement with the Company (including, but not limited to, any stock option agreements), (ii) any right or claim that arises after the date Executive executes this Release, (iii) Executive’s eligibility for indemnification in accordance with applicable laws or the certificate of incorporation or by-laws of the Company (or any affiliate or subsidiary) or any applicable insurance policy, with respect to any liability Executive incurs or incurred as a director, officer or employee of the Company or any affiliate or subsidiary (including as a trustee, director or officer of any employee benefit plan) or (iv) any rights Executive may have to vested benefits under any employee benefit plan or program.

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(b)  Executive has been advised to consult with an attorney of Executive’s choice prior to signing this Release, has done so and enters into this Release freely and voluntarily.

[(c) Executive acknowledges that the Company has enclosed with this Release information concerning (i) the ages and job titles of all employees who are eligible to receive severance pay and (ii) the ages of all employees in the same job classification or organizational unit who are not eligible to receive severance pay.](1)

(d)  Executive has had at least [twenty-one (21)]  [forty-five (45)](2) calendar days to consider the terms of this Release.  Once Executive has signed this Release, Executive has seven (7) additional days to revoke Executive’s consent and may do so by writing to the Company as provided in Section 10 of the Severance Agreement.  Executive’s Release shall not be effective, and no payments or benefits shall be due under Section 6 of the Severance Agreement, until the eighth day after Executive has executed this Release and returned it to the Company, assuming that Executive has not revoked Executive’s consent to this Release during such time (the “Revocation Date”).

(e)  In the event that any one or more of the provisions of this Release shall be held to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remainder thereof shall not in any way be affected or impaired thereby.

(f)  This Release shall be governed by the law of the State of Illinois without reference to its choice of law rules.

CF INDUSTRIES HOLDINGS, INC.

By:	XXXXXXXXXX
Name:
Title:

Signed as of this day of .

XXXXXXXXXX
Wendy S. Jablow Spertus

Signed as of this day of .

(1)           Note:  this paragraph is to be included only for applicable group terminations or exit incentive programs.

(2)           Note:  use longer period for applicable group terminations or exit incentive programs.

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Exhibit (e)(9)

CHANGE IN CONTROL SEVERANCE AGREEMENT

THIS AGREEMENT, effective as of November 19, 2007 and as amended in certain respects and restated as of March 6, 2009, is made by and between CF Industries Holdings, Inc., a Delaware corporation (the “Company”), and Richard A. Hoker (the “Executive”).

WHEREAS, the Company considers it essential to the best interests of its stockholders to foster the continued employment of key management personnel; and

WHEREAS, the Board recognizes that the possibility of a Change in Control exists and that such possibility, and the uncertainty and questions which it may raise among management, may result in the departure or distraction of management personnel to the detriment of the Company and its stockholders; and

WHEREAS, the Board has determined that appropriate steps should be taken to reinforce and encourage the continued attention and dedication of members of the Company’s management, including the Executive, to their assigned duties without distraction in the face of potentially disturbing circumstances arising from the possibility of a Change in Control;

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the Company and the Executive hereby agree as follows:

1.                                       Defined Terms.  The definitions of capitalized terms used in this Agreement are provided in the last Section hereof.

2.                                       Term of Agreement.  This Agreement shall become effective upon execution, and the Term shall continue in effect through December 31, 2010; provided, however, that commencing on January 1, 2010 and each January 1 thereafter, the Term shall automatically be extended for one additional year unless, not later than September 30 of the preceding year, the Company or the Executive shall have given notice not to extend the Term; and further provided, however, that if a Change in Control shall have occurred during the Term, the Term shall expire no earlier than twenty-four (24) months beyond the month in which such Change in Control occurred.

3.                                       Company’s Covenants Summarized.  In order to induce the Executive to remain in the employ of the Company and in consideration of the Executive’s covenants set forth in Section 4 hereof, the Company agrees, under the conditions described herein, to pay the Executive the Severance Payments and the other payments and benefits described herein.  Except as provided in Section 9.1 hereof, no Severance Payments shall be payable under this Agreement unless there shall have been (or, under the terms of the second sentence of Section 6.1 hereof, there shall be deemed to have been) a termination of the Executive’s employment with the Company following a Change in Control and during the Term.  This Agreement shall not be construed as creating an express or implied contract of employment and, except as otherwise agreed in writing between the Executive and the Company, the Executive shall not have any right to be retained in the employ of the Company.

4.                                       The Executive’s Covenants.  The Executive agrees that, subject to the terms and conditions of this Agreement, in the event of a Potential Change in Control during the Term, the Executive will remain in the employ of the Company until the earliest of (i) a date which is six (6) months from the date of such Potential Change in Control, (ii) the date of a Change in Control, (iii) the date of termination by the Executive of the Executive’s employment for Good Reason or by reason of death, Disability or Retirement, or (iv) the termination by the Company of the Executive’s employment for any reason.

5.                                       Compensation Other Than Severance Payments.

5.1                                 Following a Change in Control and during the Term, during any period that the Executive fails to perform the Executive’s full-time duties with the Company as a result of incapacity due to physical or mental illness, the Company shall pay the Executive’s full salary to the Executive at the rate in effect at the commencement of any such period, together with all compensation and benefits payable to the Executive under the terms of any compensation or benefit plan, program or arrangement maintained by the Company during such period (other than any disability plan), until the Executive’s employment is terminated by the Company for Disability.

5.2                                 If the Executive’s employment shall be terminated for any reason following a Change in Control and during the Term, the Company shall pay the Executive’s full salary to the Executive through the Date of Termination at the rate in effect immediately prior to the Date of Termination or, if higher, the rate in effect immediately prior to the first occurrence of an event or circumstance constituting Good Reason, together with all compensation and benefits payable to the Executive through the Date of Termination under the terms of the Company’s compensation and benefit plans, programs or arrangements as in effect immediately prior to the Date of Termination or, if more favorable to the Executive, as in effect immediately prior to the first occurrence of an event or circumstance constituting Good Reason.

5.3                                 If the Executive’s employment shall be terminated for any reason following a Change in Control and during the Term, the Company shall pay to the Executive the Executive’s normal post-termination compensation and benefits as such payments become due.  Such post-termination compensation and benefits shall be determined under, and paid in accordance with, the Company’s retirement, insurance and other compensation or benefit plans, programs and arrangements as in effect immediately prior to the Date of Termination or, if more favorable to the Executive, as in effect immediately prior to the occurrence of the first event or circumstance constituting Good Reason.

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6.                                       Severance Payments.

6.1                                 If the Executive’s employment is terminated following a Change in Control and during the Term, other than (A) by the Company for Cause, (B) by reason of death or Disability, or (C) by the Executive without Good Reason, then the Company shall pay the Executive the amounts, and provide the Executive the benefits, described in this Section 6.1 (“Severance Payments”) and Section 6.2, in addition to any payments and benefits to which the Executive is entitled under Section 5 hereof.  For purposes of this Agreement, the Executive’s employment shall be deemed to have been terminated following a Change in Control by the Company without Cause or by the Executive with Good Reason, if (i) the Executive’s employment is terminated by the Company without Cause prior to a Change in Control (whether or not a Change in Control ever occurs) and such termination was at the request or direction of a Person who has entered into an agreement with the Company the consummation of which would constitute a Change in Control, (ii) the Executive terminates his employment for Good Reason prior to a Change in Control (whether or not a Change in Control ever occurs) and the circumstance or event which constitutes Good Reason occurs at the request or direction of such Person, or (iii) the Executive’s employment is terminated by the Company without Cause or by the Executive for Good Reason and such termination or the circumstance or event which constitutes Good Reason is otherwise in connection with or in anticipation of a Change in Control (whether or not a Change in Control ever occurs).

(A)                              In lieu of any further salary payments to the Executive for periods subsequent to the Date of Termination and in lieu of any severance benefit otherwise payable to the Executive, the Company shall pay to the Executive a lump sum severance payment, in cash, equal to two times the sum of (i) the Executive’s base salary as in effect immediately prior to the Date of Termination or, if higher, in effect immediately prior to the first occurrence of an event or circumstance constituting Good Reason, and (ii) the Executive’s target annual bonus pursuant to any annual bonus or incentive plan maintained by the Company in respect of the fiscal year in which the Date of Termination occurs or, if higher, the fiscal year in which the first event or circumstance constituting Good Reason occurs.

(B)                                For the twenty-four (24) month period immediately following the Date of Termination, the Company shall arrange to provide the Executive and his dependents life, disability, accident and health insurance benefits substantially similar to those provided to the Executive and his dependents immediately prior to the Date of Termination or, if more favorable to the Executive, those provided to the Executive and his dependents immediately prior to the first occurrence of an event or circumstance constituting Good Reason, at no greater after tax cost to the Executive than the after tax cost to the Executive immediately prior to such date or occurrence; provided, however, that, unless the Executive consents to a different method, such health insurance benefits shall be provided through a third-party insurer.  Benefits otherwise receivable by the Executive pursuant to this Section 6.1(B) shall be reduced to the

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extent benefits of the same type are received by or made available to the Executive during the twenty-four (24) month period following the Executive’s termination of employment (and any such benefits received by or made available to the Executive shall be reported to the Company by the Executive); provided, however, that the Company shall reimburse the Executive for the excess, if any, of the after tax cost of such benefits to the Executive over such cost immediately prior to the Date of Termination or, if more favorable to the Executive, the first occurrence of an event or circumstance constituting Good Reason.

(C)                                In addition to the benefits to which the Executive is entitled under each DC Pension Plan, the Company shall pay the Executive a lump sum amount, in cash, equal to the sum of (1) the amount that would have been contributed or allocated to each DC Pension Plan by the Company on the Executive’s behalf (without regard to whether such amount would be vested) during the two years immediately following the Date of Termination, determined (x) as if the Executive made the maximum permissible contributions thereto during such period, (y) as if the Executive earned compensation during such period at a rate equal to the Executive’s compensation (as defined in the DC Pension Plans) during the twelve (12) months immediately preceding the Date of Termination or, if higher, during the twelve months immediately prior to the first occurrence of an event or circumstance constituting Good Reason, and (z) without regard to any amendment to the DC Pension Plans made subsequent to a Change in Control and on or prior to the Date of Termination, which amendment adversely affects in any manner the computation of benefits thereunder and (2) all other amounts credited to the Executive’s account under each DC Pension Plan to the extent such amounts were unvested on the Date of Termination.

(D)                               If the Executive would have become entitled to benefits under the Company’s post-retirement health care or life insurance plans, as in effect immediately prior to the Date of Termination or, if more favorable to the Executive, as in effect immediately prior to the first occurrence of an event or circumstance constituting Good Reason, had the Executive’s employment terminated at any time during the period of twenty-four (24) months after the Date of Termination, the Company shall provide such post-retirement health care or life insurance benefits to the Executive and the Executive’s dependents commencing on the later of (i) the date on which such coverage would have first become available and (ii) the date on which benefits described in subsection (B) of this Section 6.1 terminate.  If the operation of this Section 6.1(D) would result in adverse tax consequences to the Executive as a result of the Executive’s participation in the Company’s post-retirement health care or life insurance plans, the Company shall instead provide substantially similar benefits and coverage through a third party insurer.

(E)                                 The Company shall provide the Executive with outplacement services suitable to the Executive’s position for a period of two

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years or, if earlier, until the first acceptance by the Executive of an offer of employment.

(F)                                 Notwithstanding any provision of any annual or long-term incentive plan to the contrary, the Company shall pay to the Executive a lump sum amount, in cash, equal to the sum of (i) any unpaid incentive compensation which has been allocated or awarded to the Executive for a completed fiscal year or other measuring period preceding the Date of Termination under any such plan and which, as of the Date of Termination, is contingent only upon the continued employment of the Executive to a subsequent date, and (ii) a pro rata portion to the Date of Termination of the aggregate value of all contingent incentive compensation awards to the Executive for all then uncompleted periods under any such plan, calculated as to each such award by multiplying the award that the Executive would have earned on the last day of the performance award period, assuming the achievement, at the target level (or, if greater, based on actual results to Date of Termination), of the individual and corporate performance goals established with respect to such award, by the fraction obtained by dividing the number of full months and any fractional portion of a month during such performance award period through the Date of Termination by the total number of months contained in such performance award period.

6.2                                 (A)                              Whether or not the Executive becomes entitled to the Severance Payments, if any of the payments or benefits received or to be received by the Executive (including any payment or benefits received in connection with a Change in Control or the Executive’s termination of employment, whether pursuant to the terms of this Agreement or any other plan, arrangement or agreement) (all such payments and benefits, excluding the Gross-Up Payment, being hereinafter referred to as the “Total Payments”) will be subject to the Excise Tax, the Company shall pay to the Executive an additional amount (the “Gross-Up Payment”) such that the net amount retained by the Executive, after deduction of any Excise Tax on the Total Payments and any federal, state and local income and employment taxes and Excise Tax upon the Gross-Up Payment, and after taking into account the phase out of itemized deductions and personal exemptions attributable to the Gross-Up Payment, shall be equal to the Total Payments.

(B)                                For purposes of determining whether any of the Total Payments will be subject to the Excise Tax and the amount of such Excise Tax, (i) all of the Total Payments shall be treated as “parachute payments” (within the meaning of section 280G(b)(2) of the Code) unless, in the opinion of tax counsel (“Tax Counsel”) reasonably acceptable to the Executive and selected by the accounting firm which was, immediately prior to the Change in Control, the Company’s independent auditor (the “Auditor”), such payments or benefits (in whole or in part) do not constitute parachute payments, including by reason of section 280G(b)(4)(A) of the Code, (ii) all “excess parachute payments” within the meaning of section 280G(b)(l) of the Code shall be treated as subject to the Excise Tax unless, in the opinion of Tax Counsel, such excess parachute payments (in whole or in part) represent reasonable compensation for services actually rendered (within the meaning of section 280G(b)(4)(B) of the Code) in excess of

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the Base Amount allocable to such reasonable compensation, or are otherwise not subject to the Excise Tax, and (iii) the value of any noncash benefits or any deferred payment or benefit shall be determined by the Auditor in accordance with the principles of sections 280G(d)(3) and (4) of the Code.  For purposes of determining the amount of the Gross-Up Payment, the Executive shall be deemed to pay federal income tax at the highest marginal rate of federal income taxation in the calendar year in which the Gross-Up Payment is to be made and state and local income taxes at the highest marginal rate of taxation in the state and locality of the Executive’s residence on the Date of Termination (or if there is no Date of Termination, then the date on which the Gross-Up Payment is calculated for purposes of this Section 6.2), net of the maximum reduction in federal income taxes which could be obtained from deduction of such state and local taxes.

(C)                                In the event that the Excise Tax is finally determined to be less than the amount taken into account hereunder in calculating the Gross-Up Payment, the Executive shall repay to the Company, within five (5) business days following the time that the amount of such reduction in the Excise Tax is finally determined, the portion of the Gross-Up Payment attributable to such reduction (plus that portion of the Gross-Up Payment attributable to the Excise Tax and federal, state and local income and employment taxes imposed on the Gross-Up Payment being repaid by the Executive), to the extent that such repayment results in a reduction in the Excise Tax and a dollar-for-dollar reduction in the Executive’s taxable income and wages for purposes of federal, state and local income and employment taxes, plus interest on the amount of such repayment at 120% of the rate provided in section 1274(b)(2)(B) of the Code.  In the event that the Excise Tax is determined to exceed the amount taken into account hereunder in calculating the Gross-Up Payment (including by reason of any payment the existence or amount of which cannot be determined at the time of the Gross-Up Payment), the Company shall make an additional Gross-Up Payment in respect of such excess (plus any interest, penalties or additions payable by the Executive with respect to such excess) within five (5) business days following the time that the amount of such excess is finally determined.  The Executive and the Company shall each reasonably cooperate with the other in connection with any administrative or judicial proceedings concerning the existence or amount of liability for Excise Tax with respect to the Total Payments.

6.3                                 The payments provided in subsections (A), (C) and (F) of Section 6.1 hereof and in Section 6.2 hereof shall be made not later than the fifth day following the date upon which the revocation period for the release described in Section 6.6 expires (or, with respect to the payment described in Section 6.2, if there is no Date of Termination, then the date on which the Gross-Up Payment is calculated for purposes of Section 6.2 hereof); provided, however, that if the amounts of such payments cannot be finally determined on or before such day, the Company shall pay to the Executive on such day an estimate, as determined in good faith by the Executive or, in the case of payments under Section 6.2 hereof, in accordance with Section 6.2 hereof, of the minimum amount of such payments to which the Executive is clearly entitled and shall pay the remainder of such payments (together with interest on the unpaid remainder (or

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on all such payments to the extent the Company fails to make such payments when due) at 120% of the rate provided in section 1274(b)(2)(B) of the Code) as soon as the amount thereof can be determined but in no event later than the thirtieth (30th) day after the Date of Termination.  In the event that the amount of the estimated payments exceeds the amount subsequently determined to have been due, such excess shall constitute a loan by the Company to the Executive, payable on the fifth (5th) business day after demand by the Company (together with interest at 120% of the rate provided in section 1274(b)(2)(B) of the Code).  At the time that payments are made under this Agreement, the Company shall provide the Executive with a written statement setting forth the manner in which such payments were calculated and the basis for such calculations including, without limitation, any opinions or other advice the Company has received from Tax Counsel, the Auditor or other advisors or consultants (and any such opinions or advice which are in writing shall be attached to the statement) .  In the event necessary to comply with the provisions of Section 409A of the Code and the guidance issued thereunder, (a) reimbursements to Executive as a result of the operation of Section 6.1(B) hereof shall be made not later than the end of the calendar year following the year in which the reimbursable expense is incurred and (b) if Executive is a “specified employee” (within the meaning of Section 409A(a)(2)(B)(i) of the Code), any reimbursements to Executive as a result of the operation of 6.1(B) hereof with respect to a reimbursable event within the first six months following the Date of Termination shall be made as soon as practicable following the date which is six months and one day following the Date of Termination (subject to clause (a) of this sentence).

6.4                                 The Company also shall pay to the Executive all legal fees and expenses incurred by the Executive in disputing in good faith any issue hereunder relating to the termination of the Executive’s employment, in seeking in good faith to obtain or enforce any benefit or right provided by this Agreement or in connection with any tax audit or proceeding to the extent attributable to the application of section 4999 of the Code to any payment or benefit provided hereunder.  Such payments shall be made within five (5) business days after delivery of the Executive’s written requests for payment accompanied with such evidence of fees and expenses incurred as the Company reasonably may require.  The Executive’s reimbursement rights described in this Section 6.4 shall remain in effect for the Executive’s lifetime, provided, that, in order for the Executive to be entitled to reimbursement hereunder, the Executive must submit the written reimbursement request described above within 180 days following the date upon which the applicable expense is incurred.

6.5                                 The Executive agrees that prior to and following the Date of Termination, he shall retain in confidence any confidential information known to him concerning the Company and its Affiliates and their respective businesses for as long as such information is not publicly disclosed.

6.6                                 Notwithstanding anything to the contrary, all compensation and benefits payable to Executive pursuant to this Section 6 (other than Sections 6.2 and 6.4) are conditioned on receipt by the Company of an executed release of claims by Executive in the form attached hereto as Exhibit A and the expiration of any revocation period in

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such release.  In order to be entitled to such compensation and benefits, the Executive must execute such release of claims within the consideration period described in paragraph (d) in the form of release attached hereto as Exhibit A.

7.                                       Termination Procedures and Compensation During Dispute.

7.1                                 Notice of Termination.  After a Change in Control and during the Term, any purported termination of the Executive’s employment (other than by reason of death) shall be communicated by written Notice of Termination from one party hereto to the other party hereto in accordance with Section 10 hereof.  For purposes of this Agreement, a “Notice of Termination” shall mean a notice which shall indicate the specific termination provision in this Agreement relied upon and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of the Executive’s employment under the provision so indicated.  Further, a Notice of Termination for Cause is required to include a copy of a resolution duly adopted by the affirmative vote of not less than three-quarters (3/4) of the entire membership of the Board at a meeting of the Board which was called and held for the purpose of considering such termination (after reasonable notice to the Executive and an opportunity for the Executive, together with the Executive’s counsel, to be heard before the Board) finding that, in the good faith opinion of the Board, the Executive was guilty of conduct set forth in clause (i) or (ii) of the definition of Cause herein, and specifying the particulars thereof in detail.

7.2                                 Date of Termination.  “Date of Termination,” with respect to any purported termination of the Executive’s employment after a Change in Control and during the Term, shall mean (i) if the Executive’s employment is terminated for Disability, thirty (30) days after Notice of Termination is given (provided that the Executive shall not have returned to the full-time performance of the Executive’s duties during such thirty (30) day period), and (ii) if the Executive’s employment is terminated for any other reason, the date specified in the Notice of Termination (which, in the case of a termination by the Company, shall not be less than thirty (30) days (except in the case of a termination for Cause) and, in the case of a termination by the Executive, shall not be less than fifteen (15) days nor more than sixty (60) days, respectively, from the date such Notice of Termination is given).

7.3                                 Dispute Concerning Termination.  If within fifteen (15) days after any Notice of Termination is given, or, if later, prior to the Date of Termination (as determined without regard to this Section 7.3), the party receiving such Notice of Termination notifies the other party that a dispute exists concerning the termination, the Date of Termination shall be extended until the earlier of (i) the date on which the Term ends or (ii) the date on which the dispute is finally resolved, either by mutual written agreement of the parties or by a final judgment, order or decree of an arbitrator or a court of competent jurisdiction (which is not appealable or with respect to which the time for appeal therefrom has expired and no appeal has been perfected); provided, however, that the Date of Termination shall be extended by a notice of dispute given by the Executive

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only if such notice is given in good faith and the Executive pursues the resolution of such dispute with reasonable diligence.

7.4                                 Compensation During Dispute.  If a purported termination occurs following a Change in Control and during the Term and the Date of Termination is extended in accordance with Section 7.3 hereof, the Company shall continue to pay the Executive the full compensation in effect when the notice giving rise to the dispute was given (including, but not limited to, salary) and continue the Executive as a participant in all compensation, benefit and insurance plans in which the Executive was participating when the notice giving rise to the dispute was given, until the Date of Termination, as determined in accordance with Section 7.3 hereof.  Amounts paid under this Section 7.4 are in addition to all other amounts due under this Agreement (other than those due under Section 5.2 hereof) and shall not be offset against or reduce any other amounts due under this Agreement.

8.                                       No Mitigation.  The Company agrees that, if the Executive’s employment with the Company terminates during the Term, the Executive is not required to seek other employment or to attempt in any way to reduce any amounts payable to the Executive by the Company pursuant to Section 6 hereof or Section 7.4 hereof.  Further, except as specifically provided in Section 6.1(B) hereof, no payment or benefit provided for in this Agreement shall be reduced by any compensation earned by the Executive as the result of employment by another employer, by retirement benefits, by offset against any amount claimed to be owed by the Executive to the Company, or otherwise.

9.                                       Successors; Binding Agreement.

9.1                                 In addition to any obligations imposed by law upon any successor to the Company, the Company will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place.  Failure of the Company to obtain such assumption and agreement prior to the effectiveness of any such succession shall be a breach of this Agreement and shall entitle the Executive to compensation from the Company in the same amount and on the same terms as the Executive would be entitled to hereunder if the Executive were to terminate the Executive’s employment for Good Reason after a Change in Control, except that, for purposes of implementing the foregoing, the date on which any such succession becomes effective shall be deemed the Date of Termination.

9.2                                 This Agreement shall inure to the benefit of and be enforceable by the Executive’s personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees.  If the Executive shall die while any amount would still be payable to the Executive hereunder (other than amounts which, by their terms, terminate upon the death of the Executive) if the Executive had continued to live, all such amounts, unless otherwise provided herein, shall be paid in accordance with the

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terms of this Agreement to the executors, personal representatives or administrators of the Executive’s estate.

10.                                 Notices.  For the purpose of this Agreement, notices and all other communications provided for in the Agreement shall be in writing and shall be deemed to have been duly given when delivered or mailed by United States registered mail, return receipt requested, postage prepaid, addressed, if to the Executive, to the address inserted below the Executive’s signature on the final page hereof and, if to the Company, to the address set forth below, or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notice of change of address shall be effective only upon actual receipt:

To the Company:

CF Industries Holdings, Inc.

4 Parkway North, Suite 400

Deerfield, Illinois 60015-2590

Attention:  Vice President, Human Resources

11.                                 Miscellaneous.  No provision of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing and signed by the Executive and such officer as may be specifically designated by the Board.  No waiver by either party hereto at any time of any breach by the other party hereto of, or of any lack of compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.  This Agreement supersedes any other agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof which have been made by either party (including, but not limited to, the previous version of this Agreement as it existed prior to the amendments referred to in the first paragraph hereof); provided, however, that this Agreement shall supersede any agreement setting forth the terms and conditions of the Executive’s employment with the Company only in the event that the Executive’s employment with the Company is terminated on or following a Change in Control, by the Company other than for Cause or by the Executive for Good Reason.   The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of Illinois.  All references to sections of the Exchange Act or the Code shall be deemed also to refer to any successor provisions to such sections.  Any payments provided for hereunder shall be paid net of any applicable withholding required under federal, state or local law and any additional withholding to which the Executive has agreed.  The obligations of the Company and the Executive under this Agreement which by their nature may require either partial or total performance after the expiration of the Term (including, without limitation, those under Sections 6 and 7 hereof) shall survive such expiration.

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12.           Validity.  The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

13.           Counterparts.  This Agreement may be executed in several counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

14.           Settlement of Disputes; Arbitration.  14.1 All claims by the Executive for benefits under this Agreement shall be directed to and determined by the Board and shall be in writing.  Any denial by the Board of a claim for benefits under this Agreement shall be delivered to the Executive in writing and shall set forth the specific reasons for the denial and the specific provisions of this Agreement relied upon.  The Board shall afford a reasonable opportunity to the Executive for a review of the decision denying a claim and shall further allow the Executive to appeal to the Board a decision of the Board within sixty (60) days after notification by the Board that the Executive’s claim has been denied.  Notwithstanding the above,  in the event of any dispute, any decision by the Board hereunder shall be subject to a de novo review by the arbitrator.

14.2         Any further dispute or controversy arising under or in connection with this Agreement shall be settled exclusively by arbitration in Chicago, Illinois in accordance with the rules of the American Arbitration Association then in effect; provided, however, that the evidentiary standards set forth in this Agreement shall apply.  Judgment may be entered on the arbitrator’s award in any court having jurisdiction.  Notwithstanding any provision of this Agreement to the contrary, the Executive shall be entitled to seek specific performance of the Executive’s right to be paid until the Date of Termination during the pendency of any dispute or controversy arising under or in connection with this Agreement.

15.           Definitions.  For purposes of this Agreement, the following terms shall have the meanings indicated below:

(A)          “Affiliate” shall have the meaning set forth in Rule 12b-2 promulgated under Section 12 of the Exchange Act.

(B)           “Auditor” shall have the meaning set forth in Section 6.2 hereof.

(C)           “Base Amount” shall have the meaning set forth in section 280G(b)(3) of the Code.

(D)          “Beneficial Owner” shall have the meaning set forth in Rule 13d-3 under the Exchange Act.

(E)           “Board” shall mean the Board of Directors of the Company.

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(F)           “Cause” for termination by the Company of the Executive’s employment shall mean (i) the willful and continued failure by the Executive to substantially perform the Executive’s duties with the Company (other than any such failure resulting from the Executive’s incapacity due to physical or mental illness or any such actual or anticipated failure after the issuance of a Notice of Termination for Good Reason by the Executive pursuant to Section 7.1 hereof) that has not been cured within 30 days after a written demand for substantial performance is delivered to the Executive by the Board, which demand specifically identifies the manner in which the Board believes that the Executive has not substantially performed the Executive’s duties, or (ii) the willful engaging by the Executive in conduct which is demonstrably and materially injurious to the Company or its subsidiaries, monetarily or otherwise.  For purposes of clauses (i) and (ii) of this definition, (x) no act, or failure to act, on the Executive’s part shall be deemed “willful” unless done, or omitted to be done, by the Executive not in good faith and without reasonable belief that the Executive’s act, or failure to act, was in or not opposed to the best interest of the Company and (y) in the event of a dispute concerning the application of this provision, no claim by the Company that Cause exists shall be given effect unless the Company establishes to the Board by clear and convincing evidence that Cause exists.

(G)           “Change in Control” shall mean the first to occur of:

(I)            any Person is or becomes the Beneficial Owner, directly or indirectly, of securities of CF Industries Holdings, Inc. (not including in the securities beneficially owned by such Person any securities acquired directly from CF Industries Holdings, Inc. or any of its subsidiaries) representing 25% or more of the combined voting power of  CF Industries Holdings, Inc.’s then outstanding securities; or

(II)           the following individuals cease for any reason to constitute a majority of the number of directors then serving on the Board: individuals who, on the date of the initial public offering, constitute the Board and any new director (other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including but not limited to a consent solicitation, relating to the election of directors of CF Industries Holdings, Inc.) whose appointment or election by the Board or nomination for election by CF Industries Holdings, Inc.’s stockholders was approved or recommended by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors on the date hereof or whose appointment, election or nomination for election was previously so approved or recommended; or

(III)         there is consummated a merger or consolidation of CF Industries Holdings, Inc. or any direct or indirect subsidiary of CF Industries Holdings, Inc. with any other corporation, other than a merger or consolidation immediately following which the individuals who comprise the Board immediately prior thereto constitute at least a majority

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of the Board of the entity surviving such merger or consolidation or, if CF Industries Holdings, Inc. or the entity surviving such merger is then a subsidiary, the ultimate parent thereof; or

(IV)         the stockholders of CF Industries Holdings, Inc. approve a plan of complete liquidation or dissolution of CF Industries Holdings, Inc. or there is consummated an agreement for the sale or disposition by CF Industries Holdings, Inc. of all or substantially all of CF Industries Holdings, Inc.’s assets, other than (a) a sale or disposition by CF Industries Holdings, Inc. of all or substantially all of CF Industries Holdings, Inc.’s assets to an entity, at least 60% of the combined voting power of the voting securities of which are owned by stockholders of CF Industries Holdings, Inc. following the completion of such transaction in substantially the same proportions as their ownership of CF Industries Holdings, Inc. immediately prior to such sale or (b) other than a sale or disposition by CF Industries Holdings, Inc. of all or substantially all of CF Industries Holdings, Inc.’s assets immediately following which the individuals who comprise the Board immediately prior thereto constitute at least a majority of the board of directors of the entity to which such assets are sold or disposed or, if such entity is a subsidiary, the ultimate parent thereof.

Notwithstanding the foregoing, a “Change in Control” shall not be deemed to have occurred (1) by virtue of the consummation of any transaction or series of integrated transactions immediately following which the record holders of the common stock of CF Industries Holdings, Inc. immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in an entity which owns all or substantially all of the assets of CF Industries Holdings, Inc. immediately following such transaction or series of transactions or (2) as a result of the initial public offering of the Company’s common stock or any transactions or any events contemplated by such offering.

(H)          “Code” shall mean the Internal Revenue Code of 1986, as amended from time to time.

(I)            “Company” shall mean CF Industries Holdings, Inc., as applicable, and except in determining under Section 15(G) hereof whether or not any Change in Control of the Company has occurred, shall include any successor to its business and/or assets which assumes and agrees to perform this Agreement by operation of law, or otherwise.

(J)            “DC Pension Plan” shall mean any tax-qualified, supplemental or excess defined contribution plan maintained by the Company and any other defined contribution plan or agreement entered into between the Executive and the Company which is designed to provide the executive with supplemental retirement benefits.

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(K)          “Date of Termination” shall have the meaning set forth in Section 7.2 hereof.

(L)           “Disability”  shall be deemed the reason for the termination by the Company of the Executive’s employment, if, as a result of the Executive’s incapacity due to physical or mental illness, the Executive shall have been absent from the full-time performance of the Executive’s duties with the Company for a period of six (6) consecutive months, the Company shall have given the Executive a Notice of Termination for Disability, and, within thirty (30) days after such Notice of Termination is given, the Executive shall not have returned to the full-time performance of the Executive’s duties.

(M)         “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended from time to time.

(N)          “Excise Tax” shall mean any excise tax imposed under section 4999 of the Code.

(O)          “Executive” shall mean the individual named in the first paragraph of this Agreement.

(P)           “Good Reason” for termination by the Executive of the Executive’s employment shall mean the occurrence (without the Executive’s express written consent which specifically references this Agreement) after any Change in Control, or prior to a Change in Control under the circumstances described in clauses (ii) and (iii) of the second sentence of Section 6.1 hereof (treating all references in paragraphs (I) through (VII) below to a “Change in Control” as references to a “Potential Change in Control”), of any one of the following acts by the Company, or failures by the Company to act, unless, in the case of any act or failure to act described in paragraph (I), (V), (VI) or (VII) below, such act or failure to act is corrected prior to the Date of Termination specified in the Notice of Termination given in respect thereof:

(I)            the assignment to the Executive of any duties inconsistent with the Executive’s status as an executive officer of the Company or a substantial adverse alteration in the nature or status of the Executive’s responsibilities from those in effect immediately prior to the Change in Control including, without limitation, if the Executive was, immediately prior to the Change in Control, an executive officer of a public company, the Executive ceasing to be an executive officer of a public company;

(II)           a reduction by the Company in the Executive’s annual base salary as in effect on the date hereof or as the same may be increased from time to time except for across-the-board salary reductions

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similarly affecting all executives of the Company and all executives of any Person in control of the Company;

(III)         the relocation of the Executive’s principal place of employment to a location more than 35 miles from the Executive’s principal place of employment immediately prior to the Change in Control or the Company’s requiring the Executive to be based anywhere other than such principal place of employment (or permitted relocation thereof) except for required travel on the Company’s business to an extent substantially consistent with the Executive’s present business travel obligations;

(IV)         the failure by the Company to pay to the Executive any portion of the Executive’s current compensation or to pay to the Executive any portion of an installment of deferred compensation under any deferred compensation program of the Company, within seven (7) days after the date demand for payment is made provided such compensation is due;

(V)           the failure by the Company to continue in effect any compensation plan in which the Executive participates immediately prior to the Change in Control which is material to the Executive’s total compensation unless an equitable arrangement (embodied in an ongoing substitute or alternative plan) has been made with respect to such plan, or the failure by the Company to continue the Executive’s participation therein (or in such substitute or alternative plan) on a basis not materially less favorable, both in terms of the amount or timing of payment of benefits provided and the level of the Executive’s participation relative to other participants, as existed immediately prior to the Change in Control;

(VI)         the failure by the Company to continue to provide the Executive with benefits substantially similar to those enjoyed by the Executive under any of the Company’s pension, savings, life insurance, medical, health and accident, or disability plans in which the Executive was participating immediately prior to the Change in Control (except for across the board changes similarly affecting all executives of the Company and all executives of any Person in control of the Company), the taking of any other action by the Company which would directly or indirectly materially reduce any of such benefits or deprive the Executive of any material fringe benefit enjoyed by the Executive at the time of the Change in Control, or the failure by the Company to provide the Executive with the number of paid vacation days to which the Executive is entitled with the Company in accordance with the vacation policy applicable to the Executive in effect at the time of the Change in Control; or

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(VII)        any purported termination of the Executive’s employment which is not effected pursuant to a Notice of Termination satisfying the requirements of Section 7.1 hereof; for purposes of this Agreement, no such purported termination shall be effective.  The Executive’s right to terminate the Executive’s employment for Good Reason shall not be affected by the Executive’s incapacity due to physical or mental illness.

The Executive’s continued employment shall not constitute consent to, or a waiver of rights with respect to, any act or failure to act constituting Good Reason hereunder.  In order for Good Reason to exist hereunder, the Executive must provide notice to the Company of the existence of the condition described in clauses (I) through (VII) above within 90 days of the initial existence of the condition (or, if later, within 90 days of the Executive’s becoming aware of such condition), and the Company must have failed to cure such condition within 30 days of the receipt of such notice.

(Q)          “Gross-Up Payment” shall have the meaning set forth in Section 6.2 hereof.

(R)           “Notice of Termination” shall have the meaning set forth in Section 7.1 hereof.

(S)           “Person” shall have the meaning given in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof, except that such term shall not include (i) CF Industries Holdings, Inc. or any of its subsidiaries, (ii) a trustee or other fiduciary holding securities under an employee benefit plan of CF Industries, Inc. or any of its Affiliates, (iii) an underwriter temporarily holding securities pursuant to an offering of such securities, or (iv) a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company.

(T)           “Potential Change in Control” shall be deemed to have occurred if the event set forth in any one of the following paragraphs shall have occurred:

(I)            the Company enters into an agreement, the consummation of which would result in the occurrence of a Change in Control;

(II)           the Company or any Person publicly announces an intention to take or to consider taking actions which, if consummated, would constitute a Change in Control;

(III)         any Person becomes the Beneficial Owner, directly or indirectly, of securities of the Company representing 15% or more of either the then outstanding shares of common stock of the Company or the combined voting power of the Company’s then outstanding securities (not

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including in the securities beneficially owned by such Person any securities acquired directly from the Company or its affiliates); or

(IV)         the Board adopts a resolution to the effect that, for purposes of this Agreement, a Potential Change in Control has occurred.

(U)          “Retirement” shall be deemed the reason for the termination by the Executive of the Executive’s employment if such employment is terminated in accordance with the Company’s retirement policy, including early retirement, generally applicable to its salaried employees.

(V)           “Severance Payments” shall have the meaning set forth in Section 6.1 hereof.

(W)         “Tax Counsel” shall have the meaning set forth in Section 6.2 hereof.

(X)          “Term” shall mean the period of time described in Section 2 hereof (including any extension, continuation or termination described therein).

(Y)           “Total Payments” shall mean those payments so described in Section 6.2 hereof.

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

CF INDUSTRIES HOLDINGS, INC.

By:	/s/ Stephen R. Wilson
Stephen R. Wilson
President & Chief Executive Officer

/s/ Richard A. Hoker
Richard A. Hoker

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EXHIBIT A

RELEASE

(a)  Richard A. Hoker (“Executive”), for and in consideration of benefits provided pursuant to the Change in Control Severance Agreement with CF Industries Holdings, Inc. (collectively, referred to herein as the “Company”) entered into effective as of November 19, 2007 and as amended in certain respects and restated as of March 6, 2009 (the “Severance Agreement”), on behalf of Executive and Executive’s heirs, executors, administrators, successors and assigns, voluntarily, knowingly and willingly releases and discharges the Company and its parents, subsidiaries and affiliates (collectively, the “Company Group”), together with their respective present and former partners, officers, directors, employees and agents, and each of their predecessors, heirs, executors, administrators, successors and assigns, and any and all employee pension or welfare benefit plans of the Company, including current and former trustees and administrators of these plans (collectively, the “Company Releasees”) from any and all charges, complaints, claims, promises, agreements, controversies, causes of action, demands, damages and liabilities (“Claims”) of any nature whatsoever, known or unknown, suspected or unsuspected, which against the Company Releasees, jointly or severally, Executive or Executive’s heirs, executors, administrators, successors or assigns ever had or now have by reason of any matter, cause or thing whatsoever arising from the beginning of time to the time Executive executes this release (the “Release”).  This Release includes, without limitation, any Claims arising out of or relating in any way to Executive’s employment or director relationship with the Company, or the termination thereof, any Claims arising under any statute or regulation, including but not limited to the Age Discrimination in Employment Act of 1967, Title VII of the Civil Rights Act of 1964, the Civil Rights Act of 1991, the Americans with Disabilities Act of 1990, the Family and Medical Leave Act of 1993, or the Employee Retirement Income Security Act of 1974, each as amended, or any other federal, state or local law, regulation, ordinance or common law, or under any policy, agreement, understanding or promise, written or oral, formal or informal, between any Company Releasee and Executive.  Executive shall not be entitled to any recovery, in any action or proceeding that may be commenced on Executive’s behalf in any way arising out of or relating to the matters released under this Release.  Notwithstanding the foregoing, nothing herein shall release any Company Releasee from any Claim based on (i) Executive’s rights under the Severance Agreement or any other agreement with the Company (including, but not limited to, any stock option agreements), (ii) any right or claim that arises after the date Executive executes this Release, (iii) Executive’s eligibility for indemnification in accordance with applicable laws or the certificate of incorporation or by-laws of the Company (or any affiliate or subsidiary) or any applicable insurance policy, with respect to any liability Executive incurs or incurred as a director, officer or employee of the Company or any affiliate or subsidiary (including as a trustee, director or officer of any employee benefit plan) or (iv) any rights Executive may have to vested benefits under any employee benefit plan or program.

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(b)  Executive has been advised to consult with an attorney of Executive’s choice prior to signing this Release, has done so and enters into this Release freely and voluntarily.

[(c) Executive acknowledges that the Company has enclosed with this Release information concerning (i) the ages and job titles of all employees who are eligible to receive severance pay and (ii) the ages of all employees in the same job classification or organizational unit who are not eligible to receive severance pay.](1)

(d)  Executive has had at least [twenty-one (21)]  [forty-five (45)](2) calendar days to consider the terms of this Release.  Once Executive has signed this Release, Executive has seven (7) additional days to revoke Executive’s consent and may do so by writing to the Company as provided in Section 10 of the Severance Agreement.  Executive’s Release shall not be effective, and no payments or benefits shall be due under Section 6 of the Severance Agreement, until the eighth day after Executive has executed this Release and returned it to the Company, assuming that Executive has not revoked Executive’s consent to this Release during such time (the “Revocation Date”).

(e)  In the event that any one or more of the provisions of this Release shall be held to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remainder thereof shall not in any way be affected or impaired thereby.

(f)  This Release shall be governed by the law of the State of Illinois without reference to its choice of law rules.

CF INDUSTRIES HOLDINGS, INC.

By:	XXXXXXXXXX
Name:
Title:

Signed as of this day of .

XXXXXXXXXX
Richard A. Hoker

Signed as of this day of .

(1)	Note: this paragraph is to be included only for applicable group terminations or exit incentive programs.

(2)	Note: use longer period for applicable group terminations or exit incentive programs.

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QuickLinks

  ITEM 1. SUBJECT COMPANY INFORMATION.
  Item 2. IDENTITY AND BACKGROUND OF FILING PERSON.
  ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
  ITEM 4. THE SOLICITATION OR RECOMMENDATION.
  Item 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.
  Item 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
  Item 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
  Item 8. ADDITIONAL INFORMATION.
  Item 9. EXHIBITS.
SIGNATURES
  ANNEX A
Directors and Executive Officers of CF Industries Holdings, Inc.
  ANNEX B
Opinion of Morgan Stanley & Co. Incorporated
  ANNEX C
Opinion of Rothschild Inc.
  Exhibit (a)(2)
  Exhibit (e)(1)
Excerpts from CF Industries Holdings, Inc.'s Definitive Proxy Statement on Schedule 14A, relating to the 2009 Annual Meeting of Stockholders, filed with the Securities and Exchange Commission on March 16, 2009
  EXECUTIVE COMPENSATION
  DIRECTOR COMPENSATION
  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS